DURASWITCH®

$$\frac{C}{\sin(\alpha_f)} \int_{y_c - r_o - b/2}^{y_c - r_o + b/2} 2\left((b/2)^2 - (y - y_c + r_o)^2\right)^{1/2} \sin^2(k(y - y_s))e^{-2\mu z} r_m \sin(\alpha_m$$

PUTTING TECHNOLOGY INTO PLAY

LICENSING EMERGING TECHNOLOGIES


United States Patent
Van Zeeland
Patent No.:
Date of Patent:
FLEX ARMATURE FOR A MAGNETICALLY COUPLED SWITCH
ABSTRACT

2004 ANNUAL REPORT AND PROXY STATEMENT

NASDAQ: DSWT

$$\frac{C}{r_f \sin(\alpha_f)} \int_{y_c-R}^{y_c+R} 2\left((a/2)^2 - (y-y_c)^2\right)^{1/2} (\sin^2(k(y-y_s))e^{-2\mu z} - \rho GH) r_m \sin(\alpha_m) dy - \frac{C}{r_f \sin(\alpha_f)} \int_{y_c-r_o-b/2}^{y_c-r_o+b/2} 2\left((b/2)^2 - (y-y_c+r_o)^2\right)^{1/2} \sin^2(k(y-y_s))e^{-2\mu z} r_m \sin$$

Duraswitch is a licensor of patented, enabling technologies. The company was founded to commercialize a novel new electronic switch technology – pushbuttons, rotary dials, mouse controls – that can be used in a wide range of applications. Licensing its intellectual property to established switch manufacturers and OEMs, Duraswitch brings together its expertise in switch design with their marketing and manufacturing capabilities. The Duraswitch business model can be used for the commercialization of additional innovative, proprietary technologies.

®

Dear Stockholders:

Putting technology into play by licensing emerging technologies. This statement is as much a look at our company's history as it is a vision for our future.

Since founding Duraswitch to commercialize our patented switch technologies, we have shown the ability to evolve and capitalize on our core strengths and engage partners to create win-win relationships. We have moved through technology development, patent protection, initial manufacturing, and ultimately into licensing.

Over the last year, we have moved forward with the next phase of our business model, further leveraging our licensing infrastructure. Before looking at our future opportunities, it is important to take a look at what we have accomplished.

Where we have been

In 2004, we made progress on several fronts. Our licensees continue to win new projects using our patented technologies. Designs came in from a wide range of industries and product applications. Today, Duraswitch technologies are in the controls of products from gas pumps to medical devices.

Design successes are leading to new projects with existing customers and also helping raise our exposure to attract new customers and partners. Our newest licensee in 2004 originated from an OEM customer's desire for one of the unique advantages of the Duraswitch technologies. The OEM referred its existing supplier who became a Duraswitch licensee.

This was the first full year of operating results since implementing cost-cutting measures that lowered operating expenses by more than 26 percent compared to 2003, and 57 percent compared to 2002. Delphi's minimum royalty commitment brought in $1 million mid-year 2004, strengthening our cash position. We ended the year with $2.8 million in cash and no debt.

Today we have 30 licensees worldwide and our technologies are being used in the controls for many different products. Duraswitch technologies continue to gain exposure and our goal is to continue that momentum, building market share through a growing number of design wins including high volume applications and through additional licensees.

Our biggest challenge continues to be projecting the timing of production quantities of various applications in the design cycle. We have learned that the advantages of the Duraswitch technologies are an ideal fit for many applications that require the durability, tactile feel, consistency or other unique attributes of our patented switch designs. We provide licensees with in-person, webcast and newsletter marketing training – specifically focusing on these unique selling points and recent successes.

With our focused, smaller workforce, our team has organized resources for efficiency and made a dedicated effort to ensure that our licensees are supported with the tools they need to successfully market and manufacture products using our technologies. It is truly a pleasure to be a part of such a committed team of people – and it is one of the biggest reasons we are confident about our future.

Where we are going

The licensing model is in place. Duraswitch technologies are moving forward in the commercialization cycle. With a public company infrastructure and strong internal team, we have the ability to expand our sources of revenue by adding to our portfolio of licensable technologies.

We have included a proposal, subject to stockholder approval at our Annual Meeting on May 20, 2005, to change the name of our company to InPlay Technologies, Inc. As an intellectual property licensor, we see our future growth coming from our ability to continue to put emerging technologies 'in play.' Our new name better portrays our strategy of adding proprietary, licensable technologies that may not be related to the switch industry. The Duraswitch brand will continue under its own established name as a division of the parent company.

With our current cash and anticipated revenue stream, coupled with a reduced cost structure, we are confident in our ability to execute on our goals. We are expanding the Duraswitch technologies business through our licensees and, at the same time, are excited about pursuing opportunities related to other licensable technologies.

On the corporate level, we are pleased to welcome two seasoned executives to our board, both of whom have a passion to help Duraswitch grow. Steve Hanson, who joined the board in July 2004, brings substantial expertise in the areas of management, technology and international relationships. Bob Moya, who joined the board early in 2005, has extensive experience in a wide range of domestic and international transactions, securities law and mergers and acquisitions. Steve's and Bob's knowledge, experience and true desire to help us be successful will be tremendous assets for Duraswitch.

We have a growing worldwide network of partners. We could not accomplish on our own what these partnerships bring to the table – manufacturing expertise, sales reach and global exposure. It is a network that we will continue to leverage for our technologies and a model we will follow for the future.

On behalf of the whole team, we appreciate your interest and support of our company, and look forward to enhancing shareholder value by putting emerging technologies InPlay.

Sincerely,

Robert J. Brilon
Chief Executive Officer
March 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

(Mark one)

[X] Annual report under Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended **December 31, 2004**

[ ] Transition report under Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _____________ to _____________

Commission file number **001-15069**

Duraswitch Industries, Inc.
(Name of small business issuer in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	**88-0308867** (I.R.S. Employer Identification No.)
234 S. Extension Road **Mesa, Arizona** (Address of principal executive offices)	**85210** (Zip Code)

(480) 586-3300
(Issuer's telephone number)

Securities registered under Section 12(b) of the Exchange Act: **None**

Securities registered under Section 12(g) of the Exchange Act: **Common Stock, par value $0.001**

Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___.

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained herein, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

State issuer's revenue for its most recent fiscal year. $1,757,053

The aggregate market value of common stock held by nonaffiliates of the registrant (5,741,421 shares) based on the closing price of the registrant's common stock as reported on the NASDAQ SmallCap Market on March 15, 2005 was $10,908,700. For purposes of this computation, all officers, directors, and 10% beneficial owners of the registrant are deemed to be affiliates. Such determination should not be deemed to be an admission that such officers, directors, or 10% beneficial owners are, in fact, affiliates of the registrant.

Number of issuer's shares of common stock outstanding as of March 15, 2005 was 9,614,673.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the 2005 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-KSB.

Duraswitch Industries, Inc.
Form 10-KSB
For the Year Ended December 31, 2004

Table of Contents

Statement Regarding Forward-Looking Statements

The statements contained in this report on Form 10-KSB that are not purely historical are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements regarding our "expectations," "anticipations," "intentions," "beliefs," or "strategies" regarding the future. Forward-looking statements also include statements regarding revenue, margins, and expenses for fiscal 2005 and thereafter; statements regarding our licensees' ability to successfully market and manufacture products using our technologies; the potential for our technologies in key markets; our ability to drive high-volume applications resulting in revenue growth; potential acquisitions or strategic alliances; our ability to successfully integrate and commercialize additional technologies into our licensing model; and liquidity and anticipated cash needs and availability. All forward-looking statements included in this report are based on information available to us as of the filing date of this report, and we assume no liability to update any such forward-looking statements. Our actual results could differ materially from the forward-looking statements. Among the factors that could cause actual results to differ materially are the factors discussed in Item 1, "Business – Risk Factors."

PART I

Item 1. Description of Business.

Overview

Duraswitch is a licensor of patented, enabling technologies. We currently license electronic pushbutton, rotary and omni-directional switch technologies and are actively searching for additional innovative technologies.

We maintain our executive offices at 234 S. Extension Road, Suite 103, Mesa, Arizona 85210, and our telephone number is (480) 586-3300. Our website is located at *www.duraswitch.com.* Through our website, we make available free of charge our annual report on Form 10-KSB, our quarterly reports on Form 10-QSB, our current reports on Form 8-K, our proxy statements, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. These reports are available as soon as reasonably practicable after we electronically file those reports with the Securities and Exchange Commission. We also post on our website the charters of our Audit, Compensation, and Nominations and Corporate Governance Committees; our Code of Conduct, and Code of Ethics for the CEO and Senior Financial Officers, and any amendments or waivers thereto; and any other corporate governance materials contemplated by SEC or NASDAQ regulations. These documents are also available in print to any stockholders requesting a copy from our corporate secretary at our principal executive offices.

Strategy

Our goal is to become a competitive licensor of proprietary emerging technologies that enable unique design and functionality solutions for relevant industries. In order to achieve this objective, we intend to expand our licensing model into additional proprietary technologies. Our licensing model employs a network of manufacturers and technology alliances that sell to and manufacture products for the OEMs. In some instances, we expect that OEMs may also license technology directly for in-house production or for their suppliers. We believe this strategy provides an avenue to commercialize additional technologies and open new mutually beneficial relationships. We intend to pursue growth opportunities that expand our portfolio of licensable technologies as it makes economic sense.

Our licensing model requires proprietary technologies to succeed. Our first technology is our electronic switch technology that was developed internally and then licensed. We expect to expand our portfolio of licensable patented technologies through acquisitions or licenses from inventors or assignees.

We have proposed to change the name of our company to "InPlay Technologies, Inc." We believe that the proposed change in our company's name will enable us to establish an image consistent with our strategy of leveraging our licensing model with additional technologies. The Duraswitch brand will continue to be associated with the company's patented switch technologies. If the corporate name change is approved by our stockholders at our 2005 annual meeting, we also intend to change our common stock trading symbol.

Electronic Switch Technologies

We have developed, patented and licensed innovative technologies utilizing a magnetic-based design for electronic switches. These technologies include pushbutton, rotary dials and mouse/cursor controls that can be used in a wide range of applications. We believe our patented technologies provide innovative solutions to the electronic switch design challenges faced by original equipment manufacturers ("OEMs"), product designers and component suppliers.

We license to switch manufacturers and OEMs the right to produce and sell products using our technologies. We form strategic partnerships with suppliers of complementary products to further market awareness of our technologies and provide material sourcing for our licensees. By partnering with established manufacturers, we are expanding the use of our technologies by leveraging our licensees' manufacturing capabilities and customer relationships. Our goal is to continue to expand our portfolio of licensable intellectual property for electronic components as well as other emerging technologies.

Electronic Switch Industry Analysis. Electronic switches and Integrated Control Panels ("ICPs") are used in a wide variety of consumer, industrial and agricultural products, such as appliances, military equipment, airplanes, automobiles, security systems, temperature controls, point-of-sale systems, elevators, medical equipment, computers, gas pumps, beverage dispensers, gaming units, fitness equipment, consumer electronics and commercial food preparation equipment.

History of Electronic Switches. In the last hundred years, two basic switches have dominated the market for our switch technologies: electro-mechanical and membrane. In its simplest form, an electronic switch controls the flow of electric current: press the switch to complete the circuit and the current flows to operate a microprocessor, which in turn, performs the desired function. Electro-mechanical switches operate by pushing, turning or sliding a button, knob or lever to mechanically activate a series of movable parts that will close or complete a circuit within the switch itself. Although they offer excellent tactile feedback for the user, electro-mechanical switches are bulky, mechanically complex and can be difficult to integrate into certain ICPs.

Membrane switches consist of multiple, thin-film layers topped by an overlay with printed graphics or instructions to operate the device in which the switch is incorporated. A typical example of a membrane switch is found on most microwave oven control panels. Without tactile feedback, users may activate the switch multiple times, which could cause the opposite effect of what the user intended. To solve the feedback response problem, membrane switch manufacturers typically have offered a "beep" sound, light, or status icon on a display to inform the user when the switch has been activated. However, this solution increases the cost, complexity and size of the product to which it is added, thus decreasing the advantages of a membrane switch over an electro-mechanical switch.

The second option to overcome the feedback response problem is to incorporate a metal, rubber or plastic dome as part of the membrane switch. When pressed by a user, the center of the dome will invert and contact the circuit on the membrane layer beneath it. Domed membrane switches are prone to failure due to material fatigue, are much less reliable than membrane switches without domes and require inconsistent amounts of force to be activated. These limitations have frustrated users and increased the cost and design complexity while decreasing the reliability of the switch.

Duraswitch Electronic Switch Competitive Advantages

The keys to our technologies are simplicity of design and reliance on magnetic force, rather than mechanical parts or the elastic properties of materials, to operate a switch. Based on our experience and available research in the electronic switch and ICP industries, we believe our technologies offer several competitive advantages compared to switches and ICPs using traditional electro-mechanical or membrane switch technologies, including the following:

Significantly Greater Durability and Reliability. Our technologies rely on a magnetic-based design with few moving parts and virtually no stress, fatigue, or potential breaking points. By eliminating or reducing the mechanical complexity and precision required by traditional technologies, we believe switches made with our technologies are significantly more durable and reliable than traditional electro-mechanical and membrane switches. From January 1998 to January 2001, we tested one of our PushGate® pushbutton switches. It exceeded 500 million activations on an electronic counter. Additionally, multiple samples of new PushGate switch designs routinely successfully complete durability tests of between three and 50 million activations. We believe these test results support our belief in the reliability and durability of products manufactured using our PushGate technologies.

Inherent Feedback Response. Membrane switches and some electro-mechanical switches require additional cues such as beeps, lights or status icons to artificially provide feedback to the user which increases the complexity and total cost of the switch. Our PushGate design consistently produces a distinctive "click" each time the user activates our switch and eliminates the costs associated with additional cues.

Ease of Integration in Slim Profile, Environmentally Sealed Design. Because switches produced using our technologies use a thin, multiple layer design that incorporates a flexible circuit rather than bulky mechanical parts, they are easily integrated into flat panel/slim profile products currently desired by the market. This design also eliminates the need to breach the surface of the ICP, enabling our ICPs to be easily sealed, cleaned, disinfected and protected from harsh environmental conditions.

Value Engineering Alternative. We believe switches produced using our technologies offer a better overall value compared to switches using traditional technologies. The integration attributes of our technologies allow for a complete value engineering alternative to switch panel designs, which can allow for cost reductions in various components and manufacturing processes. In addition, devices using our switches are more durable and reliable than electro-mechanical switches and are therefore less costly to maintain.

Increased Design Capabilities. Our technologies inherently enable various designs that are not easily achieved with traditional technologies. For example, our PushGate pushbutton switch can be designed for large or odd shaped buttons using one actuator; to withstand high impact, extreme temperature and altitude; and for dual output and normally closed designs.

Duraswitch Electronic Switch Technology Strategies

Maintain and Further Our Patented Technologies' Competitive Advantages. We intend to maintain and further our patented technologies' competitive advantages in order to make our technologies standard in the industry. We intend to pursue this strategy by aggressively marketing our technologies' advantages and broaden market awareness within our target industries. We are focusing our sales and marketing efforts on our licensing program and will work together with licensees and technology partners to further develop these technologies for specific commercial applications as it makes economic sense.

Increase Market Awareness of Duraswitch's Patented Technological Advantages. We plan to aggressively promote our patented technologies and design expertise to achieve widespread market awareness of our technologies' advantages. Our promotional efforts will target design engineers and purchasing managers, whom we believe are the primary decision makers within the switch purchasing market. These efforts will include increasing exposure in trade magazines, increasing traffic to our website, participating actively in vendor-sponsored seminars for design engineers and aggressively promoting our technologies in the trade media. We believe that promoting our success and our licensees' successes in providing custom-designed solutions for a number of high-profile companies will further enhance market awareness of our technologies and their unique competitive advantages.

License Switch Manufacturers and OEMs. We plan to continue to offer to license Duraswitch technologies to switch manufacturers, turnkey manufacturers and OEMs as a product extension and a market differentiation. We intend to target manufacturers in countries where we currently have little or no representation, as well as manufacturers and OEMs who directly manufacture for, or have key customers in, our target markets. When targeting OEMs, we offer to license directly, license preferred manufacturers or provide information on currently licensed manufacturers. We believe this flexible approach and the simplified requirement of our license agreements, whereby a non-exclusive licensee pays us per-switch royalties for use of our technologies, reduces barriers common to traditional licensing models that often require significant up-front fees to gain access and charge royalties on a percentage-of-sales basis.

Provide Training, Design Engineering and Marketing Support. We plan to provide engineering and sales training at our licensees' facilities, quarterly sales training in various locations across North America and Europe as well as Web cast training on engineering updates and sales strategies for our technologies. We believe we add value to our licensees' efforts by offering design reviews for new projects and by offering direct access to online design manuals. We will continue to expand our lead generation efforts to drive potential business to our licensees through e-mail and direct marketing campaigns. We plan to continue to enhance communications of our technology updates and sales techniques in order to support our licensees.

Target Key Industries with Potential for High-Volume Applications. We intend to continue to market the advantages of our patented technologies to key high-volume markets including appliance, medical and industrial controls. We believe that we have developed the technologies that meet the needs of these industries and can educate OEMs on the benefits of utilizing our technologies in future designs. In marketing directly to OEMs, we plan to be a source for design ideas by educating engineers on the benefits our technologies offer. We promote the solutions our technologies have provided for similar industries. We will also support our licensees' sales efforts through sales calls and engineering support.

Duraswitch Electronic Switch Technologies

We have a number of switch applications based on our patented magnetic-based technologies. We have licensed the PushGate®, thiNcoder® and MagnaMouse™ to our licensees. Our non-exclusive licensees typically pay royalties of $0.08 per PushGate ($0.10 including the licensed component charge), between $0.25 and $0.75 per thiNcoder, and between $0.25 and $0.75 per MagnaMouse, depending on volume. Licensees are charged separately for any licensed components they purchase from us. Current prices for licensed components range from $0.02 per PushGate to $1.75 per thiNcoder subassembly. Fees for additional technologies will be determined upon release.

The Duraswitch PushGate®. A typical Duraswitch PushGate switch consists of up to five bonded micro-thin layers of material, which collectively measure less than 1/10th of an inch. The top layer of the switch is printed with a graphical overlay that indicates which buttons must be pressed to activate a desired function, such as the "on," "defrost" and "cook" buttons on a microwave oven. Below the top layer is a thin, flexible layer of permanent magnetic material. Below the magnetic layer is spacer material containing a hole through which a patented metal disc is pushed. The disc has a small, raised, off-center button that is pushed by the user through the surface of the switch. A flexible circuit or printed circuit board (PCB) is located at the bottom of the switch. When the button is pressed, the disc separates from the magnet and the underside of the disc completes the circuit by touching the contacts located on the printed circuit. When the button is released, the magnet pulls the disc away from the switch contacts into its resting position, and the circuit is broken. This magnetic-based design produces a consistent tactile feedback response to the user each time the switch is activated.

The PushGate can be designed in a membrane-type construction using a graphical overlay, or used as the actuator under a custom keycap or housing.

In 2001, we introduced the PushGate Island construction which reduces the number of material layers and allows for the switching element of the PushGate to be fabricated as a freestanding subassembly that can be easily inserted into a foam layer. The ability to manufacture the PushGate as an Island simplifies the manufacturing process and reduces cost.

In 2002, we introduced a number of unique constructions including the Large-Key PushGate, High-Impact PushGate and Normally Closed-Normally Open design incorporating PushGate technology. Each of these constructions provide distinct advantages in certain applications.

In 2003, we introduced a Tact Switch design using our patented magnetically coupled armature.

In 2004, we introduced additional PushGate designs including the Extreme Temperature/Altitude PushGate and Peel-and-Place PushGate.

The Duraswitch thiNcoder®. The Duraswitch thiNcoder resembles a typical volume control knob on a car radio or a selector knob on a washing machine, except that unlike an electro-mechanical rotary switch, our switch is integrated on a flex-circuit. The entire assembly can be less than 1/10th of an inch thick below the overlay. The Duraswitch thiNcoder consists of a rotary knob containing embedded magnets all fastened to a flat surface. The top of the surface displays instructions for the user. The bottom of the surface seals a circular space below the magnet containing small gold-plated balls. Between the magnets and the gold-plated balls are printed electronic circuits, which are activated through contact with the gold-plated balls. When the user turns the knob, the magnet within the rotary knob causes the gold-plated balls to rotate within their circular space. As the balls roll across the flex-circuit membrane, they close or open the circuit and convey the user's instructions to the device. The design of the Duraswitch thiNcoder also allows for a tactile feedback response to the user, such that the user can feel each "click" as the knob is turned. The thiNcoder has been used for medical devices, agricultural equipment and industrial controls. The thiNcoder can also be designed as a 5-bit encoder for applications that require a large number of selector positions such as an appliance.

The Duraswitch MagnaMouse™. The Duraswitch MagnaMouse is an omni-directional switch that works by using a disc-shaped actuator held by magnetic attraction. Pushing on the switch surface or any custom designed key cap closes the contact and actuates the MagnaMouse. Electrodes are arranged to produce different outputs when contacted in different locations. The MagnaMouse allows for the integration of cursor control devices into ultra-thin, durable control panels, as well as a highly reliable actuator under joystick controls.

The Duraswitch PushFlex. The Duraswitch PushFlex technology combines a commonly available magnet sheet and a magnetically receptive actuating layer to create a unique switch construction. The actuating layer is a slotted flat configuration that aligns to holes cut in the magnetic layer. Together, these layers form a web of switches. PushFlex offers an alternative to both domes and conductive rubber keypads. The web configuration eliminates the need for individual placement of domes, keeping assembly costs down. The entire tooling, sourcing and molding process for conductive rubber keypads is eliminated. Because PushFlex offers a compelling cost-per-key value proposition, development of the technology has been aimed at applications using numerous pushbuttons like a typical keyboard.

Customers

Our success depends in part on our licensees' ability to incorporate our technologies into OEM's designs and products in key industry segments. As a result, we have licensed various custom and turnkey switch manufacturers to produce switches for devices in a wide variety of industries. Some of the key industries in which our licensees operate include the following: elevator, beverage dispensing, energy management, test and measurement, medical, point-of-sale, appliance, vending machine, gaming, recreational marine, industrial automation, health and fitness, restaurant equipment, gas pump, mass transit, computer, lighting and sound, aerospace and industrial controls.

In April 2000, we entered into an agreement whereby we received $4 million from Delphi Automotive Systems LLC ("Delphi") in exchange for: (a) Delphi's exclusive right to utilize and manufacture our patented switch technologies for the automotive industry, (b) a warrant to purchase 225,000 shares of our common stock at $7 per share and (c) an option to purchase approximately 1.65 million shares of our stock at $7 per share. The license agreement with Delphi generated licensing revenue of $1,407,978, or 80% of licensing revenue and $409,753 or 54% of licensing revenue in 2004 and 2003, respectively. In 2004, licensing revenue from Delphi primarily resulted from the recognition of the first minimum royalty payment and recognition of deferred licensing revenue which was recorded in 2000. In 2003, licensing revenue from Delphi primarily resulted from the recognition of deferred licensing revenue.

Intellectual Property

Our success also depends in part on maintaining and protecting our proprietary technologies. As a result, we have adopted an intellectual property protection policy designed to deter and stop infringement. To deter infringement, we file United States and foreign patents for relevant material technological advances and warn against potential infringement by posting patent numbers on our products, packaging and published materials. Examples of these materials include our website, brochures, advertisements and some technology samples. We have not had to become involved in infringement litigation to protect our intellectual property, however, we intend to prosecute litigation against infringers if necessary.

In order to protect our trade secrets and other intellectual property, we also require our employees, contract workers, consultants, advisors and collaborators to enter into confidentiality agreements, which prohibit the disclosure of proprietary information to third parties or the use of our proprietary information for commercial purposes. Our technical and sales employees also must agree to disclose and assign to us all methods, improvements, modifications, developments, discoveries and inventions conceived or developed on the job, using our property, or relating to our business. As of December 31, 2004, we had $777,013 of capitalized costs related to patents, net of accumulated amortization.

As of March 15, 2005, we held 20 United States patents and 21 foreign patents. We also have patent applications pending in the United States, Mexico, Canada, France, Great Britain, China, Taiwan, Italy and Germany. We have made further filings under the Patent Cooperation Treaty, which makes it possible to seek patent protection for an invention simultaneously in each of a large number of countries by filing an "international" patent application.

We have registered the following trademarks with the United States Patent and Trademark Office: "Duraswitch®", "Duraswitch" as a stylized word with a unique "D", "The World is Switching®", "PushGate®", and "thiNcoder®". In addition, we have registration pending for InPlay Technologies™.

Research, Development and Commercial Application Engineering

We have three people in our research, development and commercial application engineering department who focus on supporting our licensees in the design and implementation of products using our technologies. These efforts include engineering manuals, design reviews, and on-site training and manufacturing support.

In 2002 and 2001, we dedicated a large amount of our resources to research and development and the protection of our patented technologies. Through those efforts, we believe we developed a portfolio of patented and patent-pending technologies that meet the needs of our licensees, their customers and our target markets. In 2004 and 2003, we focused our engineering efforts on the commercialization of these technologies through our licensees. Our research, development and commercial application engineering department will continue to adapt our technologies as needed for commercialization through our licensees, and patent any unique constructions.

During 2004, 2003 and 2002, we spent $472,485, $917,610, and $2,614,905, respectively, on research, development and commercial application engineering efforts. In late 2002, we announced cost-cutting initiatives that included significant personnel reductions. We made additional reductions in research and development personnel during 2003 and expect 2005 research, development and commercial application engineering expenses to be comparable to 2004 levels.

Sales and Marketing

We have four people in the sales and marketing department who focus on supporting our existing licensees, marketing our technologies to OEMs, obtaining new licensees and forming technology alliances. In support of our licensees, we train their internal and independent sales and marketing teams on Duraswitch technologies.

Website: www.duraswitch.com. We believe design engineers and purchasing managers, the individuals most likely to make the decision to incorporate our technologies in their products, frequently use the Internet to search for design solutions. Therefore, our website, www.duraswitch.com, is a key component of our current direct marketing efforts. Most of our advertising and promotional materials direct readers to our website. In addition to attracting potential licensees to our website for information, we use our website to generate interest in our technologies. Using our website as a promotional tool is also less expensive than other methods, is interactive and reaches a global audience. Our website has several features, including the following:

- information about the advantages of our patented technologies, accompanied by articles published by third parties about our products;
- virtual demonstrations of our technologies and products;
- technical data to assist design engineers in designing ICPs and electronic products using Duraswitch components;
- e-mail communication links to our design engineers and sales representatives to facilitate dialogue about how our technologies can be integrated into customers' products;
- information on products available through our current licensees' customers; and
- benefits and the process for obtaining information about licensing rights to utilize and manufacture Duraswitch technologies.

Licensee Support. Our existing licensees and their sales representatives are an extension of our marketing effort as they sell our technologies to their customers. We provide direct support by attending sales calls and with one-on-one design reviews and conference calls. We also provide generalized support and training to keep licensees abreast of technology developments, improvements in processes, and sales tools. To communicate this, we have created a licensee-only section on our website that includes:

- *Click*: an e-newsletter highlighting engineering, manufacturing and procurement updates;
- *The REPort*: an e-newsletter with sales tips, licensee success stories, and technology updates;
- web cast training: interactive presentations on Duraswitch technologies given multiple times to accommodate various time zones, and also archived;
- online training manuals: complete design and manufacturing manuals for our technologies available online to ensure updates and enhancements are available immediately;
- sales presentations, marketing literature, images and logos available for licensees to download and integrate with their own branded sales materials; and
- strategic technology partner contacts for procurement and support for complementary products that our licensees often use when manufacturing our technologies.

We are also able to negotiate with vendors who provide magnets, adhesives and other materials used in the manufacture of our technologies to provide our licensees with preferred pricing.

Public Relations. We target technical periodicals for media exposure in an effort to raise awareness of Duraswitch technologies and our licensing strategy. Our public relations campaigns have included editorial coverage of our technologies, co-operative advertising opportunities with licensees and listings in industry-specific supplier guides. We believe this is a cost-effective method of capturing the attention of design engineers and OEMs and educating them on the benefits of our technologies. Articles on our technologies have been included in numerous trade publications including *Design News*, *EDN (Electronic Design News)*, *EE Times*, *ECN (Electronic Component News)*, *EPN (Electronic Product News)*, as well as industry-specific publications such as *Appliance Magazine*, *National Petroleum News*, and *Elevator World.*

Seminars and Trade Shows. We present training seminars about our technologies at some vendor-sponsored events for product design engineers. At these seminars, we are able to meet attendees and provide them with information about our technologies through multi-media presentations, product demonstrations, brochures and samples. We support the efforts of, and often partner with, licensees and technology partners to broaden awareness of our technologies at these events. For example, at *electronica 2004*, the world's largest international summit for the electronics industry held bi-annually in Germany, Duraswitch technologies were represented in several licensee booths in addition to our own sales team's attendance. In October 2004, we also attended electronicAsia to meet with potential licensees.

Our sales and marketing team conducts regional training seminars for licensees and their sales representatives. Over the past year, we held four regional seminars, training approximately 145 sales representatives that are associated with our licensees on the advantages of our technologies.

Competition

We operate in an industry characterized by intense competition. Our licensing model requires proprietary patented technologies to succeed. Our first technology is our electronic switch technology that was developed internally and then licensed. We expect to expand our portfolio of licensable technologies through acquisitions or licenses from inventors or assignees. We expect to encounter competition in the area of business opportunities from other entities having similar business objectives. Many of these potential competitors may possess financial, technical, human and other resources greater than ours. We anticipate that we will face increased competition in the future as new companies enter the market.

We believe that the primary competitors for our licensed electronic switch technologies are manufacturers of electro-mechanical and dome membrane switches. Many of these manufacturers have established products, broad brand and name recognition and significantly greater resources than we do. Our strategy has not been to compete directly with these manufacturers, but to offer to license them our switch technologies. If these manufacturers, as licensees, incorporate our technology into their switches, we will have converted our competitors into business partners and Duraswitch technology advocates.

While a licensing business model fosters cooperation, switch manufacturers may not adopt Duraswitch's technologies. In particular, manufacturers may be reluctant to alter current designs or have other long-standing relationships that may affect the manufacturers' decision to use one technology over another, even if our technologies offer additional benefits.

Employees

As of March 15, 2005, we had 14 employees. None of our employees are covered by collective bargaining agreements and we consider our employee relations to be good.

Risk Factors

You should carefully consider the following factors, in addition to those discussed elsewhere in this report, in evaluation of our company and our business:

We depend on our relationship with Delphi. We enter into license agreements and other similar contractual relationships under which we license our technologies. Any termination or breach of our relationship with Delphi, cessation of operations by Delphi, or non-performance under the license agreement by Delphi, could have a material adverse effect on our business. Our license agreement with Delphi requires Delphi to pay us minimum royalty payments of $12 million during 2004 through 2007. The first $1 million royalty payment was recognized as revenue effective June 30, 2004 and was received in July 2004. Subsequent payments are due as follows: $2 million in July 2005; $3 million in July 2006; and $6 million in July 2007. Delphi can maintain exclusivity for the automotive industry through June 30, 2012 by making additional minimum royalty payments during that period. After June 30, 2012, either party may convert the agreement to a non-exclusive agreement through 2020. To date, Delphi has only produced prototype quantities of switches under their license agreement. There is no assurance and currently no indication that we will recognize revenue from Delphi beyond the minimums specified in the agreement.

We depend on our ability to identify and obtain additional technologies for our patent portfolio. Our success will depend in part upon our ability to identify and obtain proprietary technologies under terms and conditions that create an economic benefit for our company. Our success is also dependent upon our ability to commercialize these technologies to economic viability.

Our technologies may not gain market acceptance. Our success will depend in part on the commercial acceptance of our patented technology portfolio and our ability to license those patents to companies with the ability to incorporate the technologies in a wide range of products. To be accepted, our technologies must meet the expectations of our potential customers.

We market our switch technologies directly to OEMs, whose products utilize switches, and to our licensees to encourage them to incorporate our technologies in the switches they supply to OEMs, focusing on the advantages of our switches over the electro-mechanical and dome membrane switches. If the OEMs or our licensees ultimately decide to continue with their existing switch technologies, our business would be adversely affected.

Should we be unable to protect our proprietary technologies, their value and our competitive position would be significantly impaired. Although we seek to protect our intellectual property rights through patents, copyrights, trade secret protection and other measures,

- we may be unable to adequately protect our technologies;
- competitors may be able to develop similar or better technologies independently;
- any of our pending patent applications may not be issued; or
- intellectual property laws may not continue to protect our intellectual property rights, particularly as we expand our licensing in foreign countries where the local laws do not provide strong protection of intellectual properties or

recognize international treaties.

Claims that we infringe third-party intellectual property rights could result in significant expenses or restrictions on our ability to license technology. In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. From time to time, third parties may assert patent, copyright, trademark and other intellectual property claims against technologies used in our business. Any such claims, with or without merit, could be time-consuming to defend, would result in costly litigation and divert the efforts of our personnel. Claims of intellectual property infringement might require us to enter into costly royalty or license agreements. Additionally, we might be unable to obtain royalty or license agreements on terms acceptable to us. A successful claim of patent or other intellectual property infringement against us could have a material adverse affect on our business. We are not currently involved in any litigation to protect our technologies from infringement or to defend against claims of infringement.

We may have difficulty protecting our intellectual property rights overseas. The laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States, and many U.S. companies have encountered substantial infringement problems in some foreign countries. Because some of our products are sold and a portion of our business is conducted overseas, our exposure to intellectual property risks may be higher.

Acquisitions could divert management's time and attention, dilute the voting power of existing stockholders, and have a material adverse effect on our business. As part of our growth strategy, we intend to acquire emerging proprietary technologies. Acquisitions that we may make in the future could result in the diversion of time and personnel from our business. We also may issue shares of common stock or other securities in connection with acquisitions, which could result in the dilution of the voting power of existing stockholders and could dilute earnings per share. Any acquisitions would be accompanied by other risks commonly encountered in such transactions, including the following:

- difficulties integrating the operations and personnel of acquired companies;
- additional financial resources required to fund the operations of acquired companies;
- potential disruption of our business;
- our ability to maximize our financial and strategic position by the incorporation of acquired technology or businesses with our product offerings;
- difficulty of maintaining uniform standards, controls, procedures, and policies;
- potential loss of key employees of acquired companies;
- impairment of employee and customer relationships as a result of changes in management;
- significant expenditures to consummate acquisitions; and
- difficulties in meeting applicable regulatory requirements.

Our quarterly revenue and operating results may fluctuate. Our results may fluctuate from those in prior quarters and will continue to do so due to a variety of factors. These factors include:

- establishment, growth or loss of licensee relationships;
- timing of introductions, production and sales cycles of new products by our licensees incorporating our technologies, which is at the discretion of our licensees and their customers; and
- market acceptance of our technologies.

Our stock price may be volatile. The stock market has experienced extreme volatility that often has been unrelated or disproportionate to the performance of particular companies. These market fluctuations may cause our stock price to decrease regardless of our performance. The market price of our common stock has been, and in the future could be, significantly affected by factors such as, but not limited to:

- actual or anticipated fluctuations in operating results;
- announcements regarding our technologies or our competitors' technologies, new licensees or other business developments; and
- sales or the perception in the market of possible sales by insiders or others which could have a disproportionate effect on our stock price due to our typically low trading volume.

The stock market has experienced significant price and volume fluctuations that have particularly affected the market prices of the stocks of technology companies. Recently, the market price of our common stock, like that of many technology companies, has experienced significant fluctuations. For instance, from August 26, 1999, the date we became a reporting company, to March 24, 2005, the price of our common stock ranged from $0.56 to $17.92 per share. On March 24, 2005, the last reported sale price of our common stock was $1.56.

The market price of our common stock has been, and is likely to continue to be, significantly affected by expectations of analysts and investors. Reports and statements of analysts do not necessarily reflect our views.

We depend on our management team. Our future success will be largely dependent on the efforts of key management personnel. The loss of one or more of these key employees could have a material adverse effect on our business. We depend upon the services of Robert J. Brilon, our Chief Executive Officer, President, and Chief Financial Officer and Anthony J. Van Zeeland, our Chief Technology Officer. Mr. Brilon has extensive experience in the formation, financing and management of entrepreneurial companies. Mr. Van Zeeland has over 30 years experience in the switch industry. We have employment agreements with Mr. Brilon for a term that expires April 30, 2005 and with Mr. Van Zeeland for a term that expires December 31, 2007.

Rights to acquire shares of common stock could result in dilution to other holders of common stock. As of December 31, 2004, we had options to purchase 1,030,956 shares of common stock outstanding under our stock option plans at a weighted average exercise price of $8.61 per share. We have filed registration statements under the securities laws to register the common stock to be issued under our stock option plans. As a result, shares issued under these plans will be freely tradable without restriction unless acquired by affiliates of our company, who will be subject to the volume and other limitations of Rule 144. In 2005, our Board of Directors approved the 2005 Stock Award Plan which provides for the issuance of up to 500,000 shares of stock. If the plan is approved by stockholders, we will file a registration statement to register the common stock to be issued under the plan. The existence of such stock options could adversely affect the terms on which we can obtain additional financing, and the option holders can be expected to purchase shares at a time when we, in all likelihood, would be able to obtain additional capital by offering shares of common stock on terms more favorable to us than those provided by such options.

We have a history of operating losses. We have had substantial losses since our inception. We expect to continue committing substantial resources to the establishment and support of new licensee relationships.

We are unable to accurately estimate future revenue based upon historical performance and we cannot assure you if and when we will become profitable.

Risks related to rapidly changing technology. Our results of operations will depend in part on successful management of the challenges of rapidly changing technology and evolving industry standards characteristic of the market for switch technology. We may encounter additional challenges as we expand our intellectual property portfolio into new markets. These challenges include predicting the nature and timing of technological changes and the direction of evolving industry standards and identifying, developing and successfully marketing new technologies as they emerge. We work with our licensees and OEMs to design solutions specific to their needs and the needs of their customers.

Our growing international business activities subject us to risks that could reduce the demand for our products and increase our operating expenses. In 2004, net revenue from international licensees represented 11% of our total net revenue. We have been expanding our licensing business with international licensees and expect that net revenue from international licensees will increase. To date, all of our licensing revenue and substantially all of our costs have been denominated in U.S. dollars. We expect that net revenue and substantially all of our costs will continue to be denominated in U.S. dollars for the foreseeable future. We could be significantly affected by other risks associated with international activities, including the following:

- different technology standards and design requirements;
- longer payment cycles for and greater difficulties collecting accounts receivable;
- fluctuations in currency exchange rates;
- nationalization, expropriation and limitations on repatriation of cash;
- social, economic, banking and political risks;
- taxation;
- changes in U.S. laws and policies affecting trade, foreign investment and loans; and
- changes in enforcement of laws protecting intellectual property.

Item 2. Description of Property.

Our principal administrative and design facilities are located in Mesa, Arizona, where we presently lease 8,926 square feet of office space in a building located at 234 South Extension Road. Our lease terminates on December 31, 2005, subject to our option to extend the term for three additional one-year periods. We believe our current facilities will be sufficient for our operational purposes for the foreseeable future and any additional facilities needed thereafter will be available on commercially reasonable terms.

Item 3. Legal Proceedings.

From time to time we may be subject to claims and litigation incident to our business. As of March 15, 2005, we were not a party to any material legal proceedings.

Item 4. Submission of Matters to a Vote of Security Holders.

None.

PART II

Item 5. Market for Common Equity and Related Stockholder Matters.

Market Information

Our common stock is listed on the NASDAQ SmallCap Market under the symbol "DSWT." We expect to change our common stock symbol in connection with the change in our company name to InPlay Technologies, Inc. The following table sets forth high and low sale prices of the common stock for each calendar quarter indicated as reported on the NASDAQ National Market or NASDAQ SmallCap Market, as applicable.

	High	Low
Fiscal Year Ended December 31, 2005		
First Quarter (through March 15, 2005)	$ 2.60	$ 1.30
Fiscal Year Ended December 31, 2004		
First Quarter	$ 2.75	$ 1.60
Second Quarter	4.70	2.05
Third Quarter	3.01	1.95
Fourth Quarter	2.92	1.80
Fiscal Year Ended December 31, 2003		
First Quarter	$ 1.30	$ 0.67
Second Quarter	3.00	0.50
Third Quarter	2.21	1.25
Fourth Quarter	2.20	1.45

Dividends

We have never declared any cash dividends on our common stock since we currently intend to retain any future earnings to finance future growth. We do not intend to declare any dividends on our common stock in the foreseeable future.

Holders

As of March 15, 2005, there were approximately 325 holders of record of our common stock. We believe that our common stock is held by more than 2,000 beneficial holders.

Item 6. Management's Discussion and Analysis or Plan of Operation.

The following discussion should be read in conjunction with our audited consolidated financial statements and associated notes appearing elsewhere in this report.

Overview

We are a licensor of patented, enabling technologies. We currently license electronic pushbutton, rotary and omni-directional switch technologies and are actively searching for additional innovative technologies.

We have developed, patented and licensed innovative technologies utilizing a magnetic-based design for electronic switches. We are currently expanding the use of these technologies by licensing manufacturers to produce and sell products using our technologies. We believe these patented and patent-pending technologies allow us and our licensees to provide innovative solutions to the design challenges faced by OEMs and component suppliers.

In 2001, we completed our transition to our model of licensing our technologies rather than manufacturing switches ourselves and expect substantially all of our future revenues to come from our licensing efforts. As of March 15, 2005, we had 30 licensees of our switch technologies, foreign and domestic.

We anticipate that licensing revenue will fluctuate from period to period. It will be difficult for us to predict the timing and magnitude of such revenue, as it depends on the licensees' ability to market, produce and ship products that incorporate our technologies. We believe that the amount of licensing revenue for any period is not necessarily indicative of results for any future period.

Our research, development and commercial application engineering expenses are comprised mainly of personnel and occupancy costs. Our selling, general and administrative expenses are comprised mainly of personnel costs, legal and accounting fees, depreciation, and insurance.

Application of Critical Accounting Policies

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations are discussed throughout Management's Discussion and Analysis or Plan of Operation when such policies affect our reported or expected financial results.

In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require our most difficult, subjective, and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Revenue Recognition. We enter into licensing agreements with our customers. Our licensing strategy incorporates a requirement whereby the licensee purchases licensed components from us. The purchase price of the licensed components includes the royalty fee. When the components are shipped, we recognize licensing revenue and licensing cost of goods sold. In some cases where no licensed components are supplied, we are paid a royalty per switch manufactured by the licensee and we recognize revenue in the period the switch is manufactured. In the case of the Delphi minimum royalty payments, we recognize revenue as it is earned: either as Delphi sells products incorporating our technologies; or in the event that the royalties earned on the sale of Delphi products is less than the minimum royalty payment, we recognize the difference between royalties previously recognized and the minimum royalty payment as revenue on June 30 of each applicable year.

Some of our licensees have prepaid royalties to us pursuant to their license agreements. These prepayments are recorded as deferred revenue. This deferred revenue is recognized as licensing revenue when earned under the licensing agreement. If a licensee purchases a licensed component from us, the royalty is earned when the licensed component is shipped. If the licensee is directly manufacturing our switches without purchasing licensed components from us, we consider the royalty earned when the switch is manufactured. In the case of our exclusive license agreement with Delphi, the up-front payment is nonrefundable and the portion of the $4.0 million payment allocated to deferred revenue is being amortized over the initial seven-year term of the agreement. (See Note 8 of our Notes to Consolidated Financial Statements.)

Inventory Valuation. Our inventory is primarily comprised of licensed components, which are sold to licensees. We state inventories at the lower of cost or market value, determined using the first-in, first-out method. Our policy is to write down our inventory for estimated obsolescence or unmarketable inventory to the extent the cost exceeds the estimated market value. We base the estimate on our assumptions about future demand and market conditions. If actual market conditions are less favorable than those assumed in our estimates, additional inventory write-downs might be required. We reflect any write-down of inventory in the period in which the facts giving rise to the inventory write-down become known to us.

Impairment or Disposal of Long-Lived Assets. We review our long-lived assets and identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Additionally, goodwill is reviewed on an annual basis. Our intangible assets are primarily our patents and the goodwill associated with the acquisition of Aztec Industries. If such assets were considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying amount of the assets exceeds the fair market value of the assets.

We evaluate the recoverability of property and equipment and intangibles (excluding goodwill) not held for sale by comparing the carrying amount of the asset or group of assets against the estimated undiscounted future net cash flows expected to result from the use of the asset or group of assets. If the undiscounted estimated cash flows are less than the carrying value of the asset or group of assets being reviewed, an impairment loss would be recorded. The loss would be measured based on the estimated fair value of the asset or group of assets compared to its carrying value. The estimated fair value would be based on the best information available under the circumstances, including prices for similar assets and the results of valuation techniques, including the present value of expected future cash flows using a discount rate commensurate with the risks involved.

We evaluate goodwill for impairment by comparing the estimated fair value of our company, which is the only reporting unit, with the carrying value, including goodwill. The estimated fair value is based on the best information available under the circumstances, including quoted market prices in stock markets, valuation techniques based on earnings, or independent valuations. If the fair value of our company exceeds the carrying amount, goodwill is not considered to be impaired. If the carrying amount of our company exceeds our fair value, the fair value of the goodwill is calculated, and the excess of the carrying value of the goodwill over its fair value is recorded as an impairment loss. To determine the fair value of goodwill, our fair value is allocated to all of our assets and liabilities, and any excess of fair value of our company over the fair value of our assets and liabilities is the estimated fair value of goodwill.

Results of Operations for the Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

Net Revenue. We recorded net revenue of $1,757,053 for the year ended December 31, 2004, compared to $759,912 for the year ended December 31, 2003, an increase of $997,141. The increase is due to the recognition of the first $1 million minimum royalty payment from Delphi.

Our license agreement with Delphi generated licensing revenue of $1,407,978 or 80% of our licensing revenue and total net revenue for the year ended December 31, 2004 and $409,753 or 54% of our licensing revenue and total net revenue for the year ended December 31, 2003. Licensing revenue from Delphi primarily resulted from the recognition of the first $1 million minimum royalty payment and recognition of deferred licensing revenue which was recorded in 2000. Delphi's license agreement also includes minimum royalty payments of $11 million during 2005 through 2007. The remaining installments are due as follows: $2 million in July 2005; $3 million in July 2006; and $6 million in July 2007.

To date, the majority of non-exclusive licensing revenue has been related to our PushGate pushbutton technology. The number of unit sales of royalty-bearing PushGates has fluctuated during the last three years from approximately 2.8 million in 2002 to 2.3 million in 2003 to 1.8 million in 2004. The decrease from 2002 to 2003 was primarily due to the 2002 sale of one million units to one licensee not being replicated in 2003 and was offset by increased unit sales to other licensees. The decrease from 2003 to 2004 was primarily due to a decrease in the number of new licensees in 2004 purchasing initial inventories. In 2003, we had eight new licensees that purchased approximately 740,000 units. In 2004 we had one new licensee. In 2004, the revenue impact of the decrease in unit sales of PushGates was offset by the sale of other materials used in switch construction that we sell to licensees as an additional service.

Cost of Goods Sold. Total cost of goods sold and licensing cost of goods sold was $187,547 for the year ended December 31, 2004, compared to $103,304 for the year ended December 31, 2003, an increase of $84,243. The increase in cost of goods sold for the year ended December 31, 2004 versus 2003 was primarily due to two factors: 1) an increase in our cost of the PushGate licensed components; and 2) increased sales of other low margin materials. The increase in our cost of the PushGate licensed components was due to quality issues with licensed components that we received from a foreign supplier. Because of the quality issues, we incurred additional costs to obtain licensed components from a domestic supplier. We believe that our foreign supplier quality issues will be resolved in the short term. The increases in the cost of goods sold of other materials resulted from increased sales of low margin materials (such as magnet and spacer materials) that we sell to our licensees as an additional service. We anticipate that our gross profit as a percentage of revenue will fluctuate in future periods as we experience changes in the percentage of revenue generated from sales of licensed components, royalties from licensees who manufacture products utilizing our technologies without purchasing licensed components from us and the recognition of deferred revenue from our licensing agreement with Delphi.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $1,907,034 for 2004, compared to $2,299,750 for 2003, a decrease of $392,716. The decrease in selling, general and administrative expenses was primarily related to the full-year impact of personnel reductions which were made in 2003 and decreased occupancy costs due to entering into a new building lease. As revenue increases, additional commission expense will be incurred including a 5% commission on cash received from Delphi related to their license agreement. Additionally, in 2005, we expect to incur additional expense to compensate our Board of Directors at a level more commensurate with time spent and industry standards. We may incur additional expense to comply with new SEC regulations in 2005 and we expect compliance costs to further increase in 2006.

Research, Development and Commercial Application Engineering Expenses. Research, development and commercial application engineering expenses were $472,485 for 2004, compared to $917,610 for 2003, a decrease of $445,125. The decrease was primarily attributable to costs related to decreased research and development personnel and decreased occupancy costs. We anticipate that 2005 research, development and commercial application engineering expenses will be comparable to 2004 expenses.

In October 2002, we announced cost-cutting initiatives that included significant reductions in research and development personnel focused on new technologies. In 2003, we continued the cost cutting initiatives and made further personnel reductions. As part of our reduced research and development activities, we entered into a new employment agreement with our co-founder and Chief Technology Officer. The new agreement reduced his salary and time commitment to Duraswitch by 50%. We have created a portfolio of patented and patent-pending technologies which are available through our licensees. The efforts of our remaining personnel will continue to be directed at commercializing our technologies as opposed to also focusing on the creation of new technologies. They will continue to support our licensees in their efforts to commercialize our existing patented and patent-pending technologies.

Loss from Operations. As a result of the recognition of the Delphi minimum royalty revenue and the decreases in selling, general and administrative expenses and research, development and commercial application engineering expenses, loss from operations decreased to $810,013 for the year ended December 31, 2004, compared to $2,560,752 for the year ended December 31, 2003, a decrease of $1,750,739.

Impairment Loss on Note Receivable. On April 21, 2004 we entered into an agreement to acquire all of the shares of Active Recognition Technologies, Inc. ("ART"), a privately held developer and licensor of vehicle and license plate recognition software. We are not required to close the transaction unless ART achieves $400,000 of net revenue and $100,000 average earnings before interest and taxes ("EBIT") for two consecutive fiscal quarters prior to July 31, 2005. Since the execution of the agreement, ART has not satisfied either of these conditions. During the twelve months following the execution of the agreement, we committed to provide funding to ART, up to a maximum of $500,000, in the form of convertible debt. The debt bears interest at 5% per annum, matures April 2006, and is secured by a first priority lien on all assets of ART. At December 31, 2004, we had advanced $390,000 under the loan. The remaining $110,000 was advanced during the first quarter of 2005. The loan is convertible, at our option, into 12.5% of ART's outstanding capital stock on a fully diluted basis upon the closing of the acquisition or the acceptance by ART of a superior offer to purchase ART. If the closing of the acquisition occurs, we will issue 950,000 shares of our restricted common stock to the shareholders of ART. The shares have demand registration rights no earlier than March 31, 2005. An additional 850,000 shares of restricted common stock, or a prorated portion thereof, will be issued upon ART achieving accumulated EBIT of $4 million over a three-year period. Both the initial acquisition shares and the earn-out shares will be reduced if we convert any outstanding convertible debt into ART shares.

We believe ART will not achieve the revenue or EBIT levels which are required as a condition of closing. We also believe that there is no assurance that ART will achieve positive cash flow or obtain additional financing that would allow it to repay the convertible debt or allow ART to continue as a going concern for the next twelve months. As a result, we have recorded an impairment loss for the year ending December 31, 2004 for the total commitment of $500,000. We have no commitment to fund ART operations beyond the $500,000.

We have entered into an agreement with ART whereby we earn commissions for business generated for ART and we have a reseller agreement which allows us to sell ART license plate recognition software technology. We are continuing to evaluate the potential for ART to attain a level of revenue and EBIT that could result in our acquiring ART. We do not expect to close the acquisition on the previously announced terms and cannot determine at this time if we will agree upon new terms.

Interest and Other Income-Net. Interest and other income-net was $37,935 for 2004 compared to $10,191 for 2003, an increase of $27,744.

Net Loss. The decrease of $1,278,483 or 50% in the net loss to $1,272,078 for the year ended December 31, 2004 from $2,550,561 for the year ended December 31, 2003 was primarily a result of the recognition of the Delphi minimum royalty revenue, decreased selling, general and administrative expenses and decreased research, development and commercial application engineering expenses.

Results of Operations for the Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

Net Revenue. We recorded net revenue of $759,912 for the year ended December 31, 2003, compared to $772,169 for the year ended December 31, 2002, a decrease of $12,257. The decrease is due to the expected decrease in product revenue as a result of the completion of our transition from manufacturing to licensing switch technologies.

Licensing revenue was $759,912 and $747,494 for the years ended December 31, 2003 and 2002, respectively, an increase of $12,418 or 2%. Our licensing revenue is primarily comprised of the recognition of revenue resulting from the recognition of deferred revenue from our license agreement with Delphi and per-switch revenue from non-exclusive licensees who manufacture switches incorporating our technologies. The per-switch revenue includes royalties and revenue from the sale of licensed components.

Our license agreement with Delphi generated licensing revenue of $409,753 or 54% of our licensing revenue and total net revenue for the year ended December 31, 2003 and $409,380 or 55% of our licensing revenue and 53% of our total net revenue for the year ended December 31, 2002. Licensing revenue from Delphi primarily resulted from the recognition of deferred licensing revenue, which was recorded in 2000.

Product revenue was $0 and $24,675 for the years ended December 31, 2003 and 2002, respectively, a decrease of $24,675. The decrease reflects our transition to a technology licensing company. The $24,675 of product revenue for the year ended December 31, 2002 was related to fees received for engineering services we had provided to a customer in prior periods that were in dispute. We do not expect to have any significant product revenue in the future.

Cost of Goods Sold. Total cost of goods sold and licensing cost of goods sold was $103,304 for the year ended December 31, 2003, compared to $156,406 for the year ended December 31, 2002, a decrease of $53,102. The decrease in cost of goods sold and increase in gross profit as a percentage of revenue to 86% in 2003 from 80% in 2002 was primarily due to a 2002 charge to licensing cost of goods sold related to earlier versions of licensed components that will no longer be promoted and will only be considered as an alternative to our current licensed component inventories in limited circumstances. There was no comparable charge in 2003.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $2,299,750 for 2003, compared to $2,857,609 for 2002, a decrease of $557,859. The decrease in selling, general and administrative expenses was primarily related to personnel reductions.

Research, Development and Commercial Application Engineering Expenses. Research, development and commercial application engineering expenses were $917,610 for 2003, compared to $2,614,905 for 2002, a decrease of $1,697,295. The decrease was primarily attributable to costs related to decreased research and development personnel. In 2001, we added personnel and increased our modeling and testing capabilities, resulting in increased costs. As we entered 2002, we began to reduce these expenses primarily by reducing research and development personnel. In 2002 and 2003, research and development expenses decreased each quarter from the preceding quarter.

In October 2002, we announced cost-cutting initiatives that included significant reductions in research and development personnel focused on new technologies. In 2003, we continued the cost cutting initiatives and made further personnel reductions. As part of our reduced research and development activities, we entered into a new employment agreement with our co-founder and Chief Technology Officer. The new agreement reduced his salary and time commitment to Duraswitch by 50%.

Loss from Operations. As a result of the decreases in selling, general and administrative expenses and research, development and commercial application engineering expenses, loss from operations decreased to $2,560,752 for the year ended December 31, 2003, compared to $4,856,751 for the year ended December 31, 2002, a decrease of $2,295,999.

Interest and Other Income-Net. Interest and other income-net was $10,191 for 2003 compared to $150,699 for 2002, a decrease of $140,508. The decrease in other income-net is due to the decrease in investment income as a result of lower interest rates and lower average cash balances.

Net Loss. The decrease of $2,155,491 or 46% in the net loss to $2,550,561 for the year ended December 31, 2003 from $4,706,052 for the year ended December 31, 2002 was primarily a result of decreased selling, general and administrative expenses and decreased research, development and commercial application engineering expenses.

Liquidity and Capital Resources

We had cash and cash equivalents of $2,832,455 on December 31, 2004. During the past two years, we have experienced decreases in our cash and cash equivalents primarily as a result of cash used in operations.

Net cash used in operating activities during the year ended December 31, 2004 was $1,004,678. Cash used in operating activities consisted primarily of the net loss.

Net cash used in investing activities during the year ended December 31, 2004 was $439,092. Our net cash used in investing activities was primarily related to our agreement to acquire ART and included advances to them of $390,000 in the form of convertible debt. We funded the remaining $110,000 of our $500,000 obligation during the first quarter of 2005.

Net cash provided by financing activities during the year ended December 31, 2004 was $19,247, consisting primarily of net proceeds from the sale of stock related to the exercise of employee stock options, which was partially offset by principal payments on capital lease obligations.

Our license agreement with Delphi requires Delphi to pay us minimum royalty payments totaling $12 million during 2004 through 2007. The first $1 million minimum royalty payment was earned effective June 30, 2004 and was received in July 2004. Subsequent payments are due as follows: $2 million in July 2005; $3 million in July 2006; and $6 million in July 2007. Delphi can maintain exclusivity for the automotive industry through June 30, 2012 by making additional minimum annual royalty payments during that period. After June 30, 2012, either party may convert the agreement to a non-exclusive agreement through 2020.

On April 21, 2004 we entered into an agreement to acquire all of the shares of ART, a privately held developer and licensor of vehicle and license plate recognition software. We are not required to close the transaction unless ART achieves $400,000 of net revenue and $100,000 average EBIT for two consecutive fiscal quarters prior to July 31, 2005. Since the execution of the agreement, ART has not satisfied either of these conditions. During the twelve months following the execution of the agreement, we committed to provide funding to ART, up to a maximum of $500,000, in the form of convertible debt. The debt bears interest at 5% per annum, matures April 2006, and is secured by a first priority lien on all assets of ART. At December 31, 2004, we had advanced $390,000 under the loan. The remaining $110,000 was advanced during the first quarter of 2005. The loan is convertible, at our option, into 12.5% of ART's outstanding capital stock on a fully diluted basis upon the closing of the acquisition or the acceptance by ART of a superior offer to purchase ART. If the closing of the acquisition occurs, we will issue 950,000 shares of our restricted common stock to the shareholders of ART. The shares have demand registration rights no earlier than March 31, 2005. An additional 850,000 shares of restricted common stock, or a prorated portion thereof, will be issued upon ART achieving accumulated EBIT of $4 million over a three-year period. Both the initial acquisition shares and the earn-out shares will be reduced if we convert any outstanding convertible debt into ART shares.

We believe ART will not achieve the revenue or EBIT levels which are required as a condition of closing. We also believe that there is no assurance that ART will achieve positive cash flow or obtain additional financing that would allow it to repay the convertible debt or allow ART to continue as a going concern for the next twelve months. As a result, we have recorded an impairment loss for the year ending December 31, 2004 for the total commitment of $500,000. We have no commitment to fund ART operations beyond the $500,000.

We have entered into an agreement with ART whereby we earn commissions for business generated for ART and we have a reseller agreement which allows us to sell ART software technology. We are continuing to evaluate the potential for ART to attain a level of revenue and EBIT that could result in our acquiring ART. We do not expect to close the acquisition on the previously announced terms and cannot determine at this time if we will agree upon new terms.

We have a management services agreement with ART and are paid a monthly fee of $2,600. In exchange, we provide office space and assistance with accounting and corporate marketing. The agreement terminates upon the earlier of: the closing of the acquisition or December 31, 2005.

At December 31, 2004, we had net operating loss carryforwards for federal income tax purposes of $20.2 million which expire in 2011 through 2024 and net operating loss carryforwards for state income tax purposes of $17.8 million which expire 2005 through 2009.

We have experienced significant operating losses since our inception. We believe that our cash on hand will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least 12 months. However, our capital expenditures and working capital requirements could increase depending on our operating results and other adjustments to our operating plan as may be needed to respond to competition or unexpected events. We continually evaluate our working capital needs and we may seek to obtain additional working capital through debt or equity offerings. There can be no assurance that additional funds will be available on acceptable terms. In the event that additional funds are not available on acceptable terms, we could be required to reduce the scope of or cease operations.

The following table sets forth our contractual obligations and commitments as of December 31, 2004:

	Payments Due by Period			
Contractual obligations	**Less than 1 year**	**1-3 years**	**Thereafter**	**Total**
Operating leases	$ 66,621	$ 29,135	$ -	$ 95,756
Purchase order obligations	11,439 (1)	93,375 (2)	-	104,814
Total contractual cash obligations	$ 78,060	$ 122,510	$ -	$ 200,570

(1) Represents open commitments to acquire licensed components within the next twelve months.
(2) Represents the cost of tooling for volume production of PushGate Island magnets which has been built to our specifications. Commitment will be reduced by each component part which is sold by the vendor.

Item 7. Financial Statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Duraswitch Industries, Inc.
Mesa, Arizona

We have audited the accompanying consolidated balance sheets of Duraswitch Industries, Inc. and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Duraswitch Industries, Inc. and subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
Phoenix, Arizona

March 24, 2005

DURASWITCH INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 2,832,455	$ 4,256,978
Accounts receivable (net of allowance for doubtful accounts of $0 in 2004 and $12,000 in 2003)	48,601	49,763
Inventory - Net (Note 4)	217,083	171,522
Prepaid expenses and other current assets	83,470	113,434
Total current assets	3,181,609	4,591,697
PROPERTY AND EQUIPMENT - Net (Note 6)	198,589	314,712
GOODWILL	443,874	443,874
PATENTS - Net (Note 7)	777,013	789,184
OTHER ASSETS (Note 5)	66,297	103,837
TOTAL	$ 4,667,382	$ 6,243,304
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITITES		
Accounts payable	$ 59,674	$ 73,452
Accrued salaries and benefits	187,289	162,817
Other accrued expenses and other current liabilities (Note 5)	242,045	164,469
Deferred licensing revenue (Note 8)	485,254	471,033
Current portion of capital leases payable	-	8,213
Total current liabilities	974,262	879,984
LONG-TERM LIABILITIES		
Other non-current liabilities	18,486	29,687
Deferred licensing revenue - long-term (Note 8)	546,257	960,638
Total long-term liabilities	564,743	990,325
Total liabilities	1,539,005	1,870,309
COMMITMENTS AND CONTINGENCIES (Notes 3, 5 and 14)		
STOCKHOLDERS' EQUITY (Notes 9 and 10)		
Preferred stock, no par value, 10,000,000 shares authorized, no shares issued and outstanding in 2004 and 2003	-	-
Common stock, $.001 par value, 40,000,000 shares authorized in 2004 and 2003, 9,614,673 and 9,591,673 shares issued and outstanding in 2004 and 2003, resepectively	9,615	9,592
Additional paid-in capital	27,410,916	27,383,479
Accumulated deficit	(24,292,154)	(23,020,076)
Total stockholders' equity	3,128,377	4,372,995
TOTAL	$ 4,667,382	$ 6,243,304

See notes to consolidated financial statements.

DURASWITCH INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002
NET REVENUE (Note 3):			
Licensing (Note 8)	$ 1,757,053	$ 759,912	$ 747,494
Product	-	-	24,675
Total net revenue	1,757,053	759,912	772,169
COST OF GOODS SOLD:			
Licensing	187,547	103,304	156,406
Product	-	-	-
Total cost of goods sold	187,547	103,304	156,406
Gross profit	1,569,506	656,608	615,763
OPERATING EXPENSES:			
Selling, general and administrative	1,907,034	2,299,750	2,857,609
Research, development and commercial application engineering	472,485	917,610	2,614,905
Total operating expenses	2,379,519	3,217,360	5,472,514
LOSS FROM OPERATIONS	(810,013)	(2,560,752)	(4,856,751)
OTHER (EXPENSE) INCOME:			
Impairment loss on note receivable (Note 5)	(500,000)	-	-
Interest and other income - net	37,935	10,191	150,699
NET LOSS	$ (1,272,078)	$ (2,550,561)	$ (4,706,052)
NET LOSS PER COMMON SHARE, BASIC AND DILUTED	$ (0.13)	$ (0.27)	$ (0.49)
WEIGHTED AVERAGE SHARES OUTSTANDING, BASIC AND DILUTED	9,603,717	9,591,090	9,532,463

See notes to consolidated financial statements.

DURASWITCH INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
BALANCE, DECEMBER 31, 2001	9,528,695	$ 9,529	$ 27,285,470	$ (15,763,463)	$ 11,531,536
Employee stock options exercised	5,500	5	31,844	-	31,849
Net loss	-	-	-	(4,706,052)	(4,706,052)
BALANCE, DECEMBER 31, 2002	9,534,195	9,534	27,317,314	(20,469,515)	6,857,333
Employee stock options exercised	22,696	23	26,200	-	26,223
Issuance of stock for services	34,782	35	39,965	-	40,000
Net loss	-	-	-	(2,550,561)	(2,550,561)
BALANCE, DECEMBER 31, 2003	9,591,673	9,592	27,383,479	(23,020,076)	4,372,995
Employee stock options exercised	23,000	23	27,437	-	27,460
Net loss	-	-	-	(1,272,078)	(1,272,078)
BALANCE, DECEMBER 31, 2004	9,614,673	$ 9,615	$ 27,410,916	$ (24,292,154)	$ 3,128,377

See notes to consolidated financial statements.

DURASWITCH INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (1,272,078)	$ (2,550,561)	$ (4,706,052
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	214,535	421,779	410,976
Impairment loss on note receivable	500,000	-	-
Issuance of stock for services	-	40,000	-
(Gain) loss on disposal of equipment	(12,335)	8,932	7,205
Reserve for inventory obsolescence	-	22,000	125,000
Bad debt expense	-	-	11,000
Changes in operating assets and liabilities:			
Accounts receivable	1,162	(38,572)	79,743
Inventory	(45,561)	(607)	(41,996
Prepaid expenses and other current assets	43,914	61,874	18,537
Other assets	(1,224)	-	-
Accounts payable	(13,778)	49,519	(60,879
Accrued salaries and benefits	24,472	(337,596)	(75,325
Other accrued expenses and other current liabilities	(32,424)	(67,504)	65,061
Other non-current liabilities	(11,201)	(7,063)	(144,490
Deferred licensing revenue	(400,160)	(393,733)	(406,727
Net cash used in operating activities	(1,004,678)	(2,791,532)	(4,717,947
CASH FLOWS FROM INVESTING ACTIVITIES:			
Increase in patents	(35,619)	(90,255)	(192,803
Funding of note receivable	(390,000)	-	-
Decrease in other assets	-	-	7,914
Proceeds from sale of equipment	17,549	137,230	-
Purchases of property and equipment	(31,022)	(43,537)	(91,027
Net cash (used in) provided by investing activities	(439,092)	3,438	(275,916
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net proceeds from exercise of employee stock options	27,460	26,223	31,849
Principal payments on capital leases	(8,213)	(18,110)	(17,457
Net cash provided by financing activities	19,247	8,113	14,392
DECREASE IN CASH AND CASH EQUIVALENTS	(1,424,523)	(2,779,981)	(4,979,471
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,256,978	7,036,959	12,016,430
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 2,832,455	$ 4,256,978	$ 7,036,959
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION – Cash paid for interest	$ 555	$ 2,714	$ 5,413

See notes to consolidated financial statements.

1. NATURE OF BUSINESS

Duraswitch Industries, Inc. (the "Company") is a licensor of patented, enabling technologies. The Company was founded to commercialize a patented new design for electronic switches – pushbuttons, rotary dials and mouse/cursor controls – that can be used to operate or control products in a wide variety of commercial and consumer applications. The Company has built domestic and foreign patent protection for its technologies and is entering into license agreements with switch manufacturers and other equipment manufacturers ("OEMs") worldwide to achieve widespread distribution of its technologies. The Company began licensing manufacturers in 2000, after several years of initial manufacturing to prove the technology in the marketplace. The Company has completed this transition and expects almost all of its future revenue to come from its licensing efforts. Licensing royalties for the Company's patented switch technologies are earned on a per switch basis.

The Company's goal is to become a competitive licensor of proprietary emerging technologies that enable unique design and functionality solutions for relevant industries. In order to achieve this objective, the Company intends to expand its licensing model into additional proprietary technologies. The Company's licensing model employs a network of manufacturers and technology alliances that sell to and manufacture products for the OEMs. In some instances the Company expects that OEMs may also license technology directly for in-house production or for their suppliers. The Company believes this strategy provides an avenue to commercialize additional technologies and open new mutually beneficial relationships. The Company intends to pursue growth opportunities that expand its portfolio of licensable technologies as it makes economic sense.

The Company has experienced significant operating losses since its inception. The Company raised net proceeds of approximately $8.2 million from its public offering in August 1999. In May 2000, the Company received $4.0 million from Delphi Automotive Systems LLC ("Delphi") for the exclusive right to utilize and manufacture the Company's patented switch technologies for the automotive industry, a warrant to purchase 225,000 shares of stock and a short-term option to purchase approximately 1.65 million shares of common stock. In June 2000, Delphi exercised its option to purchase approximately 1.65 million shares of the Company's common stock at $7 per share, representing approximately 18% of the Company's outstanding shares, for approximately $11.5 million in cash.

The Company believes that it will be able to meet its presently projected cash and working capital requirements for at least the next 12 months. The timing and amounts of cash used will depend on many factors, including the Company's ability to increase revenue, control expenditures and become profitable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The following paragraphs summarize the significant accounting policies followed by the Company in the preparation of its financial statements.

Principles of Consolidation. All material intercompany balances and transactions have been eliminated in consolidation.

Cash Equivalents. The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

Inventory. Inventory is carried at the lower of cost, determined using the FIFO ("first-in, first-out") method, or market. The Company writes down its inventory for estimated obsolescence or unmarketable inventory to the extent the cost exceeds the estimated market value. The Company bases the estimate on its assumptions about future demand and market conditions. If actual market conditions are less favorable than those assumed in its estimates, additional inventory write-downs might be required. The Company reflects any write-down of inventory in the period in which the facts giving rise to the inventory write-down become known to it.

Property and Equipment. Depreciation is computed using the straight-line method over the useful lives of the related assets as follows:

Computer software	3 years
Computer equipment	3 to 5 years
Other machinery and equipment	5 years
Office furniture and fixtures	7 years

Leasehold improvements are amortized over the lesser of their estimated useful life or the term of the lease.

Patents. Patents are reported at cost, net of accumulated amortization, and are amortized using the straight-line method over the estimated life of twenty years.

Goodwill. The Company tests goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value.

Revenue Recognition. The Company enters into licensing agreements with its customers. The Company's licensing strategy incorporates a requirement whereby the licensee purchases defined licensed components from the Company. The purchase price of the licensed components includes the royalty fee for the rights to manufacture, assemble and sell patented Duraswitch technologies. When the components are shipped, the Company recognizes licensing revenue and cost of goods sold. In some cases, where no components are supplied, the Company is paid a royalty per switch manufactured and the Company recognizes revenue in the period the switch is manufactured. The Company's non-exclusive licensees typically pay royalties of $0.08 per PushGate ($0.10 including the licensed component cost), between $0.25 and $0.75 per thiNcoder, and between $0.25 and $0.75 per MagnaMouse, depending on volume. The terms of some of its license agreements require prepayment of royalties to the Company. The prepayments are recorded as deferred revenue and licensing revenue is recognized when the royalties are earned under the licensing agreements. In the case of the Delphi minimum royalty payments, the Company recognizes revenue as it is earned: either as Delphi sells products incorporating Duraswitch technologies; or in the event that the royalties earned on the sale of Delphi products are less than the minimum royalty payment, the Company recognizes the difference between royalties previously recognized and the minimum royalty payment as revenue on June 30 of each applicable year. The up-front payment amount allocated to deferred revenue, received from Delphi in 2000, is being amortized over the initial seven-year term of the exclusive license agreement ending June 30, 2007.

Stock-Based Compensation. At December 31, 2004, the Company has three stock-based employee compensation plans which are described more fully in Note 10. SFAS No. 123, *Accounting for Stock-Based Compensation*, encourages, but does not require, companies to record as compensation expense, over the vesting period, the fair value of all stock-based awards on the date of grant. The Company elected to account for these plans using the intrinsic value method of accounting prescribed by APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations. No stock-based employee compensation cost is reflected in the Company's operating results, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The fair value of all stock option grants is estimated on the date of grant in accordance with SFAS No. 123 using the Black-Scholes option pricing model with the following assumptions: an expected risk-free interest rate of 3.1 percent, 2.4 percent, and 2.9 percent for options granted in 2004, 2003 and 2002, respectively, an expected life of three years, an expected volatility rate of 84 percent, 80 percent and 69 percent for options granted in 2004, 2003 and 2002, respectively, and an expected dividend rate of zero percent. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

	Year Ended December 31,		
	2004	2003	2002
Net loss, as reported	$ (1,272,078)	$ (2,550,561)	$ (4,706,052)
Less: Total stock-based employee expense determined under fair value based method for all awards, net of related tax effects	(147,953)	(234,265)	(350,212)
Pro forma net loss	$ (1,420,031)	$ (2,784,826)	$ (5,056,264)
Loss per share:			
Basic and diluted, as reported	$ (0.13)	$ (0.27)	$ (0.49)
Basic and diluted, pro forma	$ (0.15)	$ (0.29)	$ (0.53)

Income Taxes. Deferred taxes are provided on temporary differences between the tax basis of assets and liabilities for financial reporting purposes and income tax purposes. The valuation allowance reduces deferred tax assets to an amount that represents the Company's best estimate of the amount of such deferred tax assets that, more likely than not, will be realized.

Loss Per Common Share. Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted loss per share is computed using the weighted average number of shares of common stock outstanding plus the effect of any stock options or warrants if they are dilutive. All stock options and warrants were anti-dilutive in 2004, 2003 and 2002.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of. The Company reviews its long-lived assets and identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such assets were considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying amount of the assets exceeds the fair market value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

The Company evaluates the recoverability of property and equipment and intangibles not held for sale by comparing the carrying amount of the asset or group of assets against the estimated undiscounted future net cash flows expected to result from the use of the asset or group of assets. Goodwill from acquisitions related to a group of assets being evaluated for impairment is included in the evaluation. If the undiscounted estimated cash flows are less than the carrying value of the asset or group of assets being reviewed, an impairment loss would be recorded. The loss would be measured based on the estimated fair value of the asset or group of assets compared to cost. The estimated fair value would be based on the best information available under the circumstances, including prices for similar assets and the results of valuation techniques, including the present value of expected future cash flows using a discount rate commensurate with the risks involved.

New Accounting Pronouncements. In November 2004, the FASB issued SFAS No. 151, *Inventory Costs - An amendment of ARB 43, Chapter 4*. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that ". . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. . . ." SFAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company is required to adopt the statement effective for inventory costs incurred beginning January 1, 2006. The Company does not expect that this standard will have a material effect on its financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123(R), *Share-Based Payment.* SFAS No. 123(R) requires that the cost of share-based payments be recognized as expense in the financial statements based on the fair value of the equity or liability instruments used. Currently, the Company is required to disclose the effect on earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, of expensing. The Company is required to adopt the statement effective January 1, 2006. The Company has not yet determined what impact the adoption of SFAS No. 123(R) will have on the financial statements of the Company

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets-an amendment of APB Opinion No. 29*. The guidance in APB Opinion No. 29, *Accounting for Nonmonetary Transactions,* is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS 153 amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Company is required to adopt the statement effective for nonmonetary asset exchanges occurring beginning January 1, 2006. The Company does not expect that this standard will have a material effect on its financial position or results of operations.

Fair Value of Financial Instruments. The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate fair values due to the short-term maturities of these instruments. The fair value of capital leases approximates the carrying value of these instruments because the terms are similar to those in the marketplace under which they could be replaced.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications. Certain reclassifications were made to the 2003 and 2002 financial statements to conform to the 2004 presentation.

3. CONCENTRATIONS

The Company maintained its cash and cash equivalents in two financial institutions at December 31, 2004. At December 31, 2004, the Company maintained cash and cash equivalents at financial institutions in excess of federal depository insurance.

In 2004 and 2003, Delphi represented 80 percent and 54 percent of net revenue, respectively. In 2002, Delphi represented 53 percent of net revenue and Memtron Technologies Inc. and Xymox Technologies Inc. each represented 11 percent of net revenue. In 2004, net revenue from Delphi was $1,407,978 and included $1.0 million related to the recognition of the first minimum royalty payment and recognition of deferred licensing revenue which was recorded in 2000.

4. INVENTORY

The Company's inventory is primarily comprised of licensed components and other raw materials. The licensed components are sold to licensees and the other materials are primarily used for research and development projects and marketing samples. The sale of licensed components and other materials to licensees is recognized as licensing revenue and the cost of the components and other materials sold to licensees is recorded as licensing cost of goods sold when the components and other materials are shipped to the licensee.

Inventory consists of the following at December 31:

	2004	2003
Raw materials:		
Licensed components	$ 292,093	$ 247,607
Other materials	21,990	21,415
Reserve for obsolete inventory	(97,000)	(97,500)
Inventory - net	$ 217,083	$ 171,522

The Company recorded charges of $0, $22,000, and $125,000 to increase the reserve for obsolete inventory in 2004, 2003 and 2002, respectively.

5. NOTE RECEIVABLE FROM ACTIVE RECOGNITION TECHNOLOGIES, INC.

On April 21, 2004 the Company entered into an agreement to acquire all of the shares of Active Recognition Technologies, Inc. ("ART"), a privately held developer and licensor of vehicle and license plate recognition software. As a condition of closing, ART must achieve $400,000 of net revenue and $100,000 average earnings before interest and taxes ("EBIT") for two consecutive fiscal quarters prior to July 31, 2005. Since the execution of the agreement, ART has not satisfied either of the conditions. During the twelve months following the execution of the definitive agreement, the Company has committed to provide funding to ART, up to a maximum of $500,000, in the form of convertible debt. The debt bears interest at 5% per annum, matures April 2006, and is secured by a first priority lien on all assets of ART. At December 31, 2004, the Company had advanced $390,000 under the loan. The remaining $110,000 was advanced during the first quarter of 2005. The loan is convertible, at the Company's option, into 12.5% of ART's outstanding capital stock on a fully diluted basis upon the closing of the acquisition or the acceptance by ART of a superior offer to purchase ART. If the closing of the acquisition occurs, the Company will issue 950,000 shares of its restricted common stock to the shareholders of ART. The shares have demand registration rights no earlier than March 31, 2005. An additional 850,000 shares of restricted common stock, or a prorated portion thereof, will be issued upon ART achieving accumulated EBIT of $4 million over a three year period. Both the initial acquisition shares and the earn-out shares will be reduced if the Company converts any outstanding convertible debt into ART shares.

The Company believes ART will not achieve the revenue or EBIT levels which are required as a condition of closing. The Company also believes that there is no assurance that ART will achieve positive cash flow or obtain additional financing that would allow it to repay the convertible debt or allow ART to continue as a going concern for the next twelve months. As a result, the Company has recorded an impairment loss for the year ending December 31, 2004 for the total commitment of $500,000. The Company has no commitment to fund ART operations beyond the $500,000. The Company does not expect to close the acquisition on the previously announced terms and cannot determine at this time if we will agree upon new terms.

The Company has a management services agreement with ART and is paid a monthly fee of $2,600. In exchange, the Company provides office space and assistance with accounting and corporate marketing.

The Company has entered into an agreement with ART whereby the Company will earn commissions on business generated for ART. The Company also has a reseller agreement with ART which allows the Company to sell ART software technology.

6. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2004	2003
Computer equipment and software	$ 443,495	$ 439,614
Other machinery and equipment	328,841	325,236
Leasehold improvements	133,743	138,073
Office furniture and fixtures	71,377	73,669
Total	977,456	976,592
Accumulated depreciation	(778,867)	(661,880)
Property and equipment - net	$ 198,589	$ 314,712

Depreciation expense for property and equipment was $143,317, $353,833, and $349,919 for the years ended December 31, 2004, 2003, and 2002, respectively.

During the second quarter of 2003, the Company began outsourcing the manufacture of research and development pieces and marketing samples and further reduced its research and development activities. As a result, equipment which had previously been utilized in these activities was offered for sale to our licensees and on our website. During 2004, the Company recorded a gain on the sale of Assets Held for Sale of $16,163. During 2003 the Company recorded an impairment loss of $21,194 and a gain on the sale of Assets Held for Sale of $55,335. Both the impairment loss and the gains have been included in selling, general and administrative expenses. At December 31, 2004, the net carrying value of the remaining equipment that is classified as Assets Held for Sale is $0.

7. PATENTS

Amortization expense for patents was $47,790, $44,518, and $37,628 for the years ended December 31, 2004, 2003 and 2002, respectively. The estimated amortization expense for existing patents is approximately $49,000 for each of the next five years.

The gross carrying amount and accumulated amortization of patents are as follows:

	2004	2003
Patents	$ 1,010,671	$ 975,052
Accumulated amortization	(233,658)	(185,868)
Patents - net	$ 777,013	$ 789,184

8. DEFERRED LICENSING REVENUE

In April 2000, the Company entered into a license agreement with Delphi that gives Delphi the exclusive right to utilize and manufacture the Company's patented switch technologies for the automotive industry. In connection with the license agreement, the Company also issued a warrant to Delphi to purchase 225,000 shares of common stock at $7.00 per share and a short-term option to purchase 1,651,846 shares of common stock at $7.00 per share. In exchange, Delphi paid the Company a nonrefundable payment of $4.0 million and agreed to pay a royalty fee for each switch sold by Delphi. The term of the exclusive license agreement is seven years. The agreement also requires Delphi to make minimum royalty payments totaling $12 million during the initial seven-year term ending June 30, 2007. The Company recognizes the difference between royalties previously recognized and the minimum royalty payment as revenue on June 30 of each applicable year. The first payment of $1 million was recognized as revenue on June 30, 2004 and was received in July 2004. Subsequent payments are due as follows: $2 million in July 2005; $3 million in July 2006; and $6 million in July 2007. Delphi can maintain exclusivity for the automotive industry through June 30, 2012 by making additional minimum annual royalty payments during that period. After June 30, 2012, either party may convert the agreement to a non-exclusive agreement through 2020. To date, Delphi has only produced prototype quantities of switches under their license agreement. There is no assurance and currently no indication that the Company will recognize revenue from Delphi beyond the minimums specified in the agreement.

The estimated fair value of the warrant and the option was $1,134,338, as determined using the Black-Scholes valuation model. The remaining value of the nonrefundable payment totaling $2,865,662 was recorded as deferred revenue and is being amortized over the initial seven-year term of the exclusive license agreement.

The licensing agreement with Delphi generated licensing revenue of $1,407,978, $409,753 and $409,380 for the years ended December 31, 2004, 2003 and 2002, respectively, which primarily resulted from the revenue recognition of the first minimum royalty payment in 2004 and recognition of deferred licensing revenue which was recorded in 2000.

9. STOCKHOLDERS' EQUITY

Common Stock. In 2003, the Company issued 34,782 shares at a value of $40,000 in exchange for consulting services.

Preferred Stock. As of December 31, 2004, no preferred stock is outstanding. The Company's Board of Directors is authorized, subject to any limitations prescribed by Nevada law, but without further action by the stockholders, to provide for the issuance of serial preferred stock in one or more series; to establish from time to time the number of shares to be included in these series; to fix the designations, powers, preferences, and rights of the shares of each such series and any qualifications, limitations, or restrictions thereof; and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding, without any further vote or action by the stockholders. The Board of Directors may authorize and issue serial preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock.

Warrants. On April 20, 2000, the Company sold a warrant to Delphi to purchase 225,000 shares of common stock at an exercise price of $7.00 per share. This warrant expired on April 20, 2004.

In connection with the public offering that closed in September 1999, the underwriter was granted warrants to purchase 200,000 shares of common stock at an exercise price of $8.25 per share. These warrants expired on August 26, 2004.

A summary of changes in outstanding warrants is as follows:

	Warrants	Price Range
Balance, December 31, 2001	472,059	$3.19 - $8.25
Issued	-	
Exercised	-	
Balance, December 31, 2002	472,059	$3.19 - $8.25
Issued	-	
Exercised	-	
Expired	(47,059)	$3.19
Balance, December 31, 2003	425,000	$7.00 - $8.25
Issued	-	
Exercised	-	
Expired	(425,000)	$7.00 - $8.25
Balance, December 31, 2004	-	$ -

10. STOCK OPTION PLANS

Effective May 1, 1997, the Board of Directors approved a stock option plan (the "1997 Option Plan"). This plan provides for the granting of incentive and nonqualified stock options to officers, directors and employees of the Company. The plan also provides for the granting of nonqualified stock options to any director, consultant or other individual whose participation the Board of Directors determines to be in the best interest of the Company. The number of shares authorized for options under the 1997 Option Plan is 823,535.

The Company's 1999 Stock Option Plan (the "1999 Option Plan") was adopted by the Company's Board of Directors and was ratified by the stockholders on March 8, 1999. The number of shares of common stock authorized subject to options under the 1999 Option Plan is 235,294 shares.

The Company's 2000 Stock Option Plan (the "2000 Option Plan") was adopted by the Company's Board of Directors and was ratified by the stockholders on June 19, 2000 and was amended on May 20, 2002. The number of shares of common stock authorized subject to options under the 2000 Option Plan is 500,000 shares.

The total number of shares available for grant under all three plans is 48,287 at December 31, 2004.

The Company accounts for the fair value of the options issued to non-employees in accordance with SFAS No. 123, *Accounting for Stock-Based Compensation*. The Company did not record compensation cost during 2004, 2003 and 2002 as no options were granted to non-employees other than to directors during that time period.

As permitted by SFAS No. 123, the Company has elected to continue to measure cost for its stock-based compensation plans with employees and directors using the intrinsic value method of accounting prescribed by APB Opinion No. 25, *Accounting for Stock Issued to Employees*. Accordingly, no compensation cost has been recognized, as the option prices are equal to or greater than fair market value of the stock on the grant dates.

Options granted under all plans expire up to ten years from the date of grant. Options that expire or terminate prior to exercise are added to the shares available for future grants.

During June 2004, the Company's Compensation Committee authorized an option exchange with our CEO. Pursuant to the agreement, options to purchase 50,000 shares of common stock at an exercise price of $10.85 per share previously granted to him were cancelled. During December 2004, the Company granted him new options to purchase 50,000 shares of common stock at an exercise price of $2.05 per share, which was the market price of the Company's common stock at the time of the new grant of options. The Company had not provided him with any oral or written agreement or implied promise to compensate him for increases in the market price of Company common shares for the period from the date of cancellation of the original options until the grant of the new options. With respect to the new grant of options during December 2004, the options were exercisable at the time of grant.

A summary of changes in stock options is as follows:

	Option Shares	Weighted Average Exercise Price
Balance, December 31, 2001	811,699	$ 10.13
Granted	301,400	$ 3.39
Exercised	(5,500)	$ 6.14
Expired or terminated	(34,900)	$ 7.35
Balance, December 31, 2002	1,072,699	$ 9.61
Granted	156,500	$ 1.86
Exercised	(22,696)	$ 1.16
Expired or terminated	(164,063)	$ 7.19
Balance, December 31, 2003	1,042,440	$ 9.02
Granted	85,000	$ 2.14
Exercised	(23,000)	$ 1.19
Expired or terminated	(73,484)	$ 9.17
Balance, December 31, 2004	1,030,956	$ 8.61

	2004	2003	2002
Exercisable at the end of the year	1,030,956	990,940	1,029,633
Weighted average fair value of options granted during the year	$ 1.18	$ 0.99	$ 1.52

A summary of options outstanding and exercisable as of December 31, 2004 is as follows:

	Options Outstanding and Exercisable		
Range of Exercise Price	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 0.81 - $ 1.06	150,500	7.9	$ 1.04
$ 1.83 - $ 3.38	236,200	7.3	$ 2.13
$ 6.00 - $ 10.85	397,901	5.2	$ 7.07
$ 13.01 - $ 22.31	246,355	3.0	$ 21.94
$ 0.81 - $ 22.31	1,030,956	5.5	$ 8.61

11. INCOME TAXES

Net deferred tax assets consist of the following at December 31:

	2004	2003
Deferred tax assets:		
Operating loss carryforwards	$ 8,363,846	$ 8,102,140
Capitalized research and development	1,193,917	1,167,109
Research and development credits	1,566,156	723,601
Deferred licensing revenue	412,604	572,668
Note receivable	200,000	-
Other	135,919	150,295
Total	11,872,442	10,715,813
Less valuation allowance	(11,542,360)	(10,340,742)
Total	330,082	375,071
Deferred tax liabilities:		
Patents	(310,806)	(314,474)
Other	(19,276)	(60,597)
Total	$ -	$ -

During the years ended December 31, 2004, 2003 and 2002, the Company increased the valuation allowance by $1,201,618, $1,370,186 and $1,993,272, respectively, against deferred tax assets. The increase in the valuation allowance recorded in 2004, 2003 and 2002 includes $12,164, $6,146 and 3,463, respectively, for net operating loss carryforwards related to stock compensation. The benefit of the utilization of these net operating loss carryforwards would be recorded as a credit to additional paid-in capital. The valuation allowance reduces deferred tax assets to an amount that represents management's best estimate of the amount of such deferred tax assets that, more likely than not, will be realized. Realization of the deferred tax assets is dependent upon generating sufficient future taxable income in the period that temporary differences and carryforwards are expected to be available to reduce taxable income.

The Company has net operating loss carryforwards for federal income tax purposes of $20.2 million which expire in 2011 through 2024 and net operating loss carryforwards for state income tax purposes of $17.8 million which expire 2005 through 2009.

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for 2004, 2003 and 2002 due to the following:

	2004	2003	2002
Benefit calculated at statutory rate	$ 432,507	$ 867,191	$ 1,600,057
Increase (decrease) in income resulting from:			
Research and development and other tax credits	667,658	353,252	180,259
State income taxes, net	76,960	153,034	282,363
Permanent differences	(8,562)	(6,735)	(60,335)
Other, net	20,891	(2,702)	(12,535)
Valuation allowance	(1,189,454)	(1,364,040)	(1,989,809)
Total	$ -	$ -	$ -

12. SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

The following table presents unaudited operating results for each quarter within the two most recent years. The Company believes that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the following quarterly results when read in conjunction with the financial statements included elsewhere in this report. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full fiscal year:

	2004 - Quarter Ended,			
	December 31	September 30	June 30	March 31
Net licensing revenue	$ 198,380	$ 199,413	$ 1,179,615	$ 179,645
Gross profit	148,613	149,417	1,130,544	140,932
Net income (loss)	(923,690)	(375,047)	446,439	(419,780)
Net income (loss) per common share, basic and diluted (1)	$ (0.10)	$ (0.04)	$ 0.05	$ (0.04)

	2003 - Quarter Ended,			
	December 31	September 30	June 30	March 31
Net licensing revenue	$ 246,777	$ 192,863	$ 161,245	$ 159,027
Gross profit	204,923	161,989	147,722	141,974
Net loss	(528,898)	(475,794)	(821,042)	(724,827)
Net loss per common share, basic and diluted (1)	$ (0.06)	$ (0.05)	$ (0.09)	$ (0.08)

(1) Earnings per share are computed independently for each quarter and the full year based upon respective average shares outstanding. Therefore, the sum of the quarterly net earnings per share may not equal the annual amounts reported.

13. SEGMENT REPORTING

The Company operates and reports internally as one segment and substantially all of its assets are located in the United States. Revenue by geographic area is determined based upon the location of the licensee or customer. The United States is the only country with net revenue in excess of 10 percent of total net revenue. Net revenue by geographic region for the years ended December 31, 2004, 2003, and 2002 is as follows:

	2004	2003	2002
United States	$ 1,569,578	$ 586,176	$ 678,021
Europe	92,100	106,577	86,201
Other	95,375	67,159	7,947
Total	$ 1,757,053	$ 759,912	$ 772,169

14. COMMITMENTS

Management Services Agreement. The Company has a management services agreement with a company owned and operated by the founders, two major stockholders. This management agreement requires the Company to pay a management service fee equal to 1.1 percent of the invoiced sales price for all Company-patented technology component switches and integrated switch panels sold by the Company. Also, the Company has agreed to pay an equivalent percentage of any license or sublicense fees received from the patented switch technologies. This agreement remains in effect until the expiration of the last patent which may be issued on the switch technologies. During 2004, 2003 and 2002, the Company paid approximately $14,700, $3,100, and $5,100, respectively, under this agreement.

Employment Agreements. The Company has employment agreements with its executive officers. These agreements call for a base salary and bonuses. These agreements also provide for salary and benefits in the event of separation.

Lease Agreements. Rent expense for the periods ended December 31, 2004, 2003 and 2002 approximated $52,000, $199,000, and $199,000, respectively. Rent payments in 2004 were approximately $52,000. Future minimum rental payments are $66,621 in 2005, and $29,135 thereafter.

Item 8. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 8A. Controls and Procedures.

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2004. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer has concluded that our disclosure controls and procedures are effective to ensure that we record, process, summarize, and report information required to be disclosed by us in our annual reports filed under the Securities Exchange Act within the time periods specified by the Securities and Exchange Commission's rules and forms. During the period covered by this report, there have not been any changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 8B. Other Information.

None.

Part III

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance With Section 16(a) of the Exchange Act.

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2005 Annual Meeting of Stockholders.

Item 10. Executive Compensation.

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2005 Annual Meeting of Stockholders.

Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2005 Annual Meeting of Stockholders.

Item 12. Certain Relationships and Related Transactions.

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2005 Annual Meeting of Stockholders.

Item 13. Exhibits.

Exhibit No.	Description of Exhibit
2.1	Stock Purchase Agreement dated as of April 1, 2004 among Duraswitch Industries, Inc.; Active Recognition Technologies; Arthur Lawida; Ole Sorensen; and Alex Parrish (1)
3.1	Amended and Restated Articles of Incorporation (2)
3.2	Amended and Restated Bylaws (3)
4.1	Specimen Common Stock Certificate (2)
10.1	Employment and Separation Agreement dated November 20, 1998 by and between Duraswitch Industries, Inc. and Robert J. Brilon (2)
10.1.1	Addendum #1 to Employment and Separation Agreement dated November 20, 1998 by and between Duraswitch Industries, Inc. and Robert J. Brilon (4)
10.1.2	Addendum #2 to Employment and Separation Agreement dated November 20, 1998 by and between Duraswitch Industries, Inc. and Robert J. Brilon (5)
10.2	1997 Stock Option Plan (2)
10.3	1999 Stock Option Plan (2)
10.4	2000 Stock Option Plan (5)
10.5	2000 Stock Option Plan Amendment (7)
10.6	Management Services Agreement dated May 1, 1997 by and between Total Switch, Inc. and VanDun, LLC (2)
10.7	Agreement for Assignment of Present and Future Inventions in Certain Subject Matter dated May 1, 1997 by and between Total Switch, Inc. and Anthony J. Van Zeeland (2)
10.8*	Licensing Agreement between Delphi Automotive Systems LLC and Duraswitch Industries, Inc. dated April 20, 2000 (8)
10.9	Shareholders' Agreement dated June 19, 2000 among Duraswitch Industries, Inc., Delphi Automotive Systems Corporation, and the Primary Shareholders named therein (9)
10.10	Employment Agreement dated July 1, 2003 by and between Duraswitch Industries, Inc. and Anthony J. Van Zeeland (10)
10.11	Standard sublease dated November 1, 2003 by and between 234 South Extension, L.L.C. and Duraswitch Industries, Inc. (5)
10.12	Form of Indemnification Agreement
14	Code of Ethics

21	List of Subsidiaries
23.1	Consent of Independent Registered Public Accounting Firm
31	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d – 14(a), promulgated under the Securities Exchange Act of 1934, as amended
32	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1) Incorporated by reference to the registrant's Form 10-QSB as filed on April 29, 2004
(2) Incorporated by reference to the registrant's Form SB-2 as filed on August 26, 1999
(3) Incorporated by reference to the registrant's Form 10-KSB as filed on March 30, 2001
(4) Incorporated by reference to the registrant's Form 10-KSB as filed on March 30, 2000
(5) Incorporated by reference to the registrant's Form 10-K as filed on March 29, 2004
(6) Incorporated by reference to the registrant's Proxy Statement as filed on May 12, 2000
(7) Incorporated by reference to the registrant's Form 10-K as filed on March 23, 2002
(8) Incorporated by reference to the registrant's Form 8-K as filed on April 26, 2000
(9) Incorporated by reference to the registrant's Form 10-K as filed on March 25, 2003
(10) Incorporated by reference to the registrant's Form 10-Q as filed on August 5, 2003

* Certain information in this exhibit has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Item 14. Principal Accountant Fees and Services.

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2005 Annual Meeting of Stockholders.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2005 **DURASWITCH INDUSTRIES, INC.**

By: /s/ Robert J. Brilon
Robert J. Brilon
Chairman of the Board
President, Chief Executive Officer,
Chief Financial Officer, Secretary and Treasurer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: March 28, 2005 By: /s/ Robert J. Brilon
Robert J. Brilon
Chairman of the Board
President, Chief Executive Officer,
Chief Financial Officer, Secretary and Treasurer
(Principal Executive, Financial and Accounting Officer)

Date: March 28, 2005 By: /s/ John W. Hail
John W. Hail
Director

Date: March 28, 2005 By: /s/ Steven P. Hanson
Steven P. Hanson
Director

Date: March 28, 2005 By: /s/ P. Robert Moya
P. Robert Moya
Director

Date: March 28, 2005 By: /s/ William E. Peelle
William E. Peelle
Director

Date: March 28, 2005 By: /s/ Anthony J. Van Zeeland
Anthony J. Van Zeeland
Director, Chief Technology Officer

Date: March 28, 2005 By: /s/ Michael A. Van Zeeland
Michael A. Van Zeeland
Director

Exhibit Index

Exhibit No.	Description of Exhibit
2.1	Stock Purchase Agreement dated as of April 1, 2004 among Duraswitch Industries, Inc.; Active Recognition Technologies; Arthur Lawida; Ole Sorensen; and Alex Parrish (1)
3.1	Amended and Restated Articles of Incorporation (2)
3.2	Amended and Restated Bylaws (3)
4.1	Specimen Common Stock Certificate (2)
10.1	Employment and Separation Agreement dated November 20, 1998 by and between Duraswitch Industries, Inc. and Robert J. Brilon (2)
10.1.1	Addendum #1 to Employment and Separation Agreement dated November 20, 1998 by and between Duraswitch Industries, Inc. and Robert J. Brilon (4)
10.1.2	Addendum #2 to Employment and Separation Agreement dated November 20, 1998 by and between Duraswitch Industries, Inc. and Robert J. Brilon (5)
10.2	1997 Stock Option Plan (2)
10.3	1999 Stock Option Plan (2)
10.4	2000 Stock Option Plan (5)
10.5	2000 Stock Option Plan Amendment (7)
10.6	Management Services Agreement dated May 1, 1997 by and between Total Switch, Inc. and VanDun, LLC (2)
10.7	Agreement for Assignment of Present and Future Inventions in Certain Subject Matter dated May 1, 1997 by and between Total Switch, Inc. and Anthony J. Van Zeeland (2)
10.8*	Licensing Agreement between Delphi Automotive Systems LLC and Duraswitch Industries, Inc. dated April 20, 2000 (8)
10.9	Shareholders' Agreement dated June 19, 2000 among Duraswitch Industries, Inc., Delphi Automotive Systems Corporation, and the Primary Shareholders named therein (9)
10.10	Employment Agreement dated July 1, 2003 by and between Duraswitch Industries, Inc. and Anthony J. Van Zeeland (10)
10.11	Standard sublease dated November 1, 2003 by and between 234 South Extension, L.L.C. and Duraswitch Industries, Inc. (5)
10.12	Form of Indemnification Agreement
14	Code of Ethics
21	List of Subsidiaries
23.1	Consent of Independent Registered Public Accounting Firm
31	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d – 14(a), promulgated under the Securities Exchange Act of 1934, as amended
32	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Incorporated by reference to the registrant's Form 10-QSB as filed on April 29, 2004
(2)	Incorporated by reference to the registrant's Form SB-2 as filed on August 26, 1999
(3)	Incorporated by reference to the registrant's Form 10-KSB as filed on March 30, 2001
(4)	Incorporated by reference to the registrant's Form 10-KSB as filed on March 30, 2000
(5)	Incorporated by reference to the registrant's Form 10-K as filed on March 29, 2004
(6)	Incorporated by reference to the registrant's Proxy Statement as filed on May 12, 2000
(7)	Incorporated by reference to the registrant's Form 10-K as filed on March 23, 2002
(8)	Incorporated by reference to the registrant's Form 8-K as filed on April 26, 2000
(9)	Incorporated by reference to the registrant's Form 10-K as filed on March 25, 2003
(10)	Incorporated by reference to the registrant's Form 10-Q as filed on August 5, 2003

* Certain information in this exhibit has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

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Duraswitch Industries, Inc.
234 S. Extension Road
Mesa, Arizona 85210

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To be held on May 20, 2005

April 11, 2005

DEAR STOCKHOLDER:

The Annual Meeting of Stockholders of Duraswitch Industries, Inc. (the "Company"), a Nevada corporation, will be held on May 20, 2005, at 8:30 a.m., local time, at the Company's corporate headquarters, 234 S. Extension Road, Mesa, Arizona 85210, for the following purposes:

1. To elect three directors to serve for a three-year term expiring in 2008, or until their successors have been elected and qualified;

2. To approve our 2005 Stock Award Plan;

3. To approve an amendment to our articles of incorporation to change the name of our company to "InPlay Technologies, Inc."

4. To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accountants for the fiscal year ending December 31, 2005; and

5. To transact other business as may properly come before the meeting.

Enclosed is a proxy statement that contains more information including how to attend the meeting and different methods you can use to vote.

Only stockholders of record at the close of business on March 28, 2005, are entitled to receive notice of and to vote at this meeting or any adjournments or postponements of the meeting. The list of stockholders entitled to vote at this meeting will be available for examination by any stockholder at our offices at 234 South Extension, Mesa, Arizona 85210, at least ten days before the meeting.

Your vote is important. If you cannot attend the meeting in person, we encourage you to sign and return your proxy card or use one of the alternative voting methods to ensure that your vote is counted.

By order of the Board of Directors,

Robert J. Brilon
Secretary

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Duraswitch Industries, Inc.
234 S. Extension Road
Mesa, Arizona 85210

PROXY STATEMENT

General Information

The enclosed proxy is solicited on behalf of Duraswitch Industries, Inc., a Nevada corporation, by our Board of Directors for use at the 2005 Annual Meeting of Stockholders to be held at 8:30 a.m., local time, on Friday, May 20, 2005, or at any adjournment or postponements thereof, for the purposes set forth in this proxy statement and in the accompanying notice. This proxy statement and the accompanying form of proxy were first mailed on or about April 11, 2005 to all stockholders entitled to vote at the meeting.

Stockholders Entitled to Vote

Holders of shares of our common stock at the close of business on March 28, 2005 are entitled to notice of and to vote at the Annual Meeting of Stockholders and at any and all adjournments or postponements of the meeting. Each holder of common stock voting at the meeting, either in person or by proxy, may cast one vote per share of common stock held on all matters to be voted on at the meeting. The holders of not less than one-third of the shares entitled to vote at the meeting must be present in person or be represented by proxy in order to constitute a quorum for all matters to come before the meeting. On the record date, there were issued and outstanding 9,614,673 shares of our common stock.

Who May Attend the Meeting

If you are a stockholder of record, which means you hold your shares in your name, you may attend the meeting. If you own shares in the name of a bank, broker, or other holder of record, you will need to ask your broker or bank for a copy of the proxy they received from us to attend the meeting.

How to Vote

If you are a stockholder of record, you may vote by mail, telephone, the Internet, or in person. To vote by mail, sign, date, and return your proxy card in the enclosed postage-paid envelope. If you sign and return your proxy card, but do not give voting instructions, the shares represented by that proxy will be voted as recommended by the Board of Directors.

All stockholders may vote in person at the meeting (unless they are street name holders without a legal proxy). If your shares are held in street name, you will receive instructions from the holder of record that you must follow in order for your shares to be voted. Telephone and Internet voting may also be offered to stockholders owning shares through most banks and brokers.

Voting Choices

When a proxy is properly executed and returned, the shares it represents will be voted at the meeting as directed. If no specification is indicated, the shares will be voted (a) "for" the election of the director nominees set forth in this proxy statement, (b) "for" approval of our 2005 Stock Award Plan, (c) "for" approval of the amendment to our certificate of incorporation to change the name of our company to "InPlay Technologies, Inc." and (d) "for" the ratification of the appointment of Deloitte & Touche, LLP as our independent registered public accountants for the fiscal year ending December 31, 2005.

Changing Your Vote

You may change your vote at any time before the proxy is exercised. A stockholder may revoke a proxy by

(1) Delivering a later-dated proxy,
(2) Giving written notice to us, or
(3) Voting by ballot at the meeting.

How Votes are Counted

An inspector of election will be appointed for the meeting. The inspector of election will determine whether or not a quorum is present and will tabulate votes cast by proxy or in person at the meeting. If you have returned valid proxy instructions or attend the meeting in person, your shares of common stock will be counted for the purpose of determining whether there is a quorum. The election inspector will treat abstentions and broker non-votes as shares that are present and entitled to vote for purposes of determining the presence of a quorum, but as unvoted for purposes of determining the approval of any matter submitted to the stockholders for a vote. If a broker indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter, those shares will not be considered as present and entitled to vote with respect to that matter.

Cost of this Proxy Solicitation

We will pay the cost of this proxy solicitation, including the charges and expenses of brokerage firms and others who forward solicitation material to beneficial owners of our common stock. We will solicit proxies by mail. Proxies may also be solicited by certain of our directors and officers by personal interview, telephone, or e-mail without additional compensation.

Annual Report and Other Matters

Our Annual Report to Stockholders for the year ended December 31, 2004 is included with this mailing of the notice and proxy statement to all stockholders entitled to notice of and to vote at the meeting. The Annual Report is not incorporated into this proxy statement and is not considered a part of these proxy soliciting materials or subject to Regulations 14A or 14C or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. The information contained in the "Audit Committee Report" below shall not be deemed "filed" with the Securities and Exchange Commission or subject to Regulations 14A or 14C or to the liabilities of Section 18 of the Exchange Act.

We will provide upon request, without charge to each stockholder of record as of the record date, a copy of our annual report on Form 10-KSB for the fiscal year ended December 31, 2004, as filed with the Securities and Exchange Commission. Our Form 10-KSB is also available on our website, www.duraswitch.com. Any exhibits listed in the Form 10-KSB report also will be furnished upon request at the actual expense incurred by us in furnishing such exhibits. Any such requests should be directed to our corporate secretary at our executive offices set forth in this proxy statement.

WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL?

Proposal 1: Election of three Directors

Assuming that a quorum is present, the nominees for director who receive the most votes will be elected. There will be no cumulative voting in the election of directors.

Proposal 2: Approval of our 2005 Stock Award Plan

Assuming that a quorum is present, the affirmative vote of a majority of the shares of common stock voted will be required to approve our 2005 Stock Award Plan.

Proposal 3: Approval of the amendment to our articles of incorporation to change the name of our company to InPlay Technologies, Inc.

Assuming a quorum is present, the affirmative vote of a majority of the outstanding shares of common stock will be required to approve the amendment to our articles of incorporation to change the name of our company.

Proposal 4: Ratification of Appointment of Independent Registered Public Accountants

Assuming that a quorum is present, the affirmative vote of a majority of the shares of common stock voted will be required to ratify the appointment of Deloitte & Touche LLP as our independent registered public accountants for the fiscal year ending December 31, 2005.

WHO SHOULD I CALL IF I HAVE QUESTIONS?

If you have questions about the Annual Meeting or voting, please call Heather Beshears, Vice President, Corporate Communications at 480.586.3357 or e-mail *shareholder@duraswitch.com*.

PROPOSALS

PROPOSAL NO. 1 – ELECTION OF THREE DIRECTORS

Number of Directors to be Elected

Our articles of incorporation and bylaws provide that the number of directors shall be fixed from time to time by resolution of the Board of Directors. Presently, the number of directors is fixed at seven and that number of directors is divided into three classes. Each class has a term of three years and the terms are staggered so that each year, only one class of directors is elected. Each director elected will hold office for three years or until his successor is elected and qualified. If any director resigns or otherwise is unable to complete his term of office, the Board may elect another director for the remainder of the resigning director's term.

Pursuant to our shareholder agreement with Delphi Corp. ("Delphi"), Delphi has the option to designate one member of our Board. Delphi has chosen to allow us to fill this vacancy with an independent director.

Nominees of the Board

The Board has nominated the following individuals for election as Class 1 Directors for a three-year term expiring in 2008 or until their respective successors have been elected and qualified:

Robert J. Brilon

P. Robert Moya

Anthony J. Van Zeeland

These nominees are currently serving on the Board. The nominees have agreed to be named in this proxy statement and to serve if elected. Information regarding the nominees is listed below.

We know of no reason why the nominees would not be able to serve. However, if any nominee is unavailable for election, the proxies will vote your shares of common stock to approve the election of any substitute nominee proposed by the Board.

The Board of Directors recommends a vote FOR the election of the nominees named herein.

Information Regarding Directors and Executive Officers

The following biographical descriptions set forth certain information with respect to the nominees for election as Class 1 Directors at the meeting, our continuing directors, and our executive officers, based on information furnished to us by each person.

Class 1 Nominees for Election at 2005 Annual Meeting

Robert J. Brilon (44) became Chief Executive Officer in 2002 and has served as President and Chief Financial Officer of Duraswitch since November 1998. Mr. Brilon served as Chairman from May 2002 through March 2005. Mr. Brilon holds a B.S. degree in Business Administration from the University of Iowa and is a CPA.

P. Robert Moya (60) has served as an independent director since February 2005 and serves on the Audit, Compensation and Nominations and Corporate Governance committees. From October 2002 through December 2004, Mr. Moya served as Executive Vice President, and General Counsel of Insight Enterprises, Inc, a Fortune 1000 company. He was also designated Insight's Chief Administrative Officer in 2003. Prior to joining Insight, Mr. Moya retired after 10 years as a partner in the Phoenix, Arizona office of Quarles & Brady LLP where he specialized in corporation and securities law and mergers/acquisitions for middle-market and emerging growth companies. He also served as a member of Quarles & Brady's National Executive Committee and the Arizona Management Committee and as Co-Chairman of the Corporate and Securities Law Group. He currently serves on the boards of PlusNet plc, one of the U.K.'s leading Internet providers and BIGe Realestate, Inc., which provides software and services relating to the management of real property. Mr. Moya received an A.B. degree from Princeton University in 1966, and a J.D. degree from Stanford Law School in 1969.

Anthony J. Van Zeeland (63) became Chief Technology Officer in July 2003 and has served as director since Duraswitch's formation in May 1997. From May 1997 to July 2003, Mr. Van Zeeland served as our Chief Operating Officer and Executive Vice President, Engineering. Mr. Van Zeeland holds a B.S. degree in Physics and a Masters of Science in Materials Engineering from the University of Wisconsin. Michael Van Zeeland, Mr. Van Zeeland's son, also serves as one of our Directors.

Class 2 Directors — Terms to Expire 2006

John W. Hail (74) has served as an independent director since March 1999 and serves on the Audit, Compensation, and Nominations and Corporate Governance committees. Since 1988, Mr. Hail has served as Chief Executive Officer and Chairman of the Board of Directors of AMS Health Services, Inc., a publicly held provider of health and beauty products. Mr. Hail also serves on the Board of Directors of Pre-Paid Legal Services, Inc., a publicly held company engaged in the sale of legal services contracts. Mr. Hail received an honorary doctorate degree from Oklahoma City University.

William E. Peelle (55) has served as an independent director since May 1999 and serves on the Audit, Compensation, and Nominations and Corporate Governance committees. Mr. Peelle founded Peelle Law Offices Co. in 1977 and has practiced law and represented a number of businesses since 1975. Mr. Peelle has also served as the elected prosecuting attorney of Clinton County, Ohio, since 1993. Mr. Peelle has served as counsel or as a member of the board of several community organizations. Mr. Peelle received his J.D. degree from Ohio Northern University and has a B.S. degree in Business Administration from Ohio State University.

Class 3 Directors – Term to Expire 2007

Steven P. Hanson (57) has served as an independent Director since July 2004, and as Chairman since April 2005. He serves on the Audit, Compensation and Nominations and Corporate Governance committees. Mr. Hanson has served as a partner at Knowledge Capital Alliance since February 2003, a consulting firm in leadership development and organizational performance, as well as partner in Southwest Value Acquisitions, a private equity firm, since September 2004. Mr. Hanson has over thirty-two years of senior executive experience in the high technology industry, including 28 years at Motorola and three years as President and Chief Executive Officer of ON Semiconductor. Mr. Hanson holds a BSEE degree from the College of Engineering at Arizona State University.

Michael A. Van Zeeland (30) has served as a Director since May 1997. Dr. Van Zeeland is Post-Doctoral Researcher for General Atomics. From September 1998 to June 2003, Dr. Van Zeeland was a graduate student researcher at UCLA. From January 1998 to September 1998, Dr. Van Zeeland was employed by Duraswitch as an engineering physicist. Dr. Van Zeeland holds Ph.D. and Masters degrees in Physics from UCLA and a B.S. degree in Engineering Physics from the University of Arizona. Dr. Van Zeeland is the son of Anthony Van Zeeland, a Director and our Chief Technology Officer.

Information Relating to Corporate Governance and the Board of Directors.

Our Board of Directors has determined that four directors, each of Messrs. Hail, Hanson, Moya and Peelle, are independent under the standards specified by the SEC and applicable NASDAQ rules.

The Board of Directors has established an Audit Committee, a Compensation Committee, and a Nominations and Corporate Governance Committee. Each committee is comprised entirely of independent directors.

Our Board of Directors has adopted charters for the Audit, Compensation, and Nominations and Corporate Governance committees describing the authority and responsibilities delegated to each committee by the board. Our Board of Directors has also adopted a Code of Conduct, and a Code of Ethics for the CEO and Senior Financial Officers. We post on our website at *www.duraswitch.com*, the charters of our Audit, Compensation, and Nominations and Corporate Governance committees; our Code of Conduct, and Code of Ethics for the CEO and Senior Financial Officers, and any amendments or waivers thereto; and any other corporate governance materials contemplated by SEC or NASDAQ regulations. These documents are also available in print to any stockholder requesting a copy in writing from our corporate secretary at our executive offices set forth in this proxy statement.

Audit Committee. The purpose of the Audit Committee is to oversee the accounting and financial reporting processes of our company and the audits of our financial statements. The Audit Committee provides assistance to our Board of Directors with respect to its oversight of (a) the integrity of our financial statements, (b) our compliance with legal and regulatory requirements, (c) the independent registered public accountant's qualifications and independence, and (d) the performance of our independent registered public accountants. The primary responsibilities of the Audit Committee are set forth in its charter, which is reviewed annually, and includes various matters with respect to the oversight of our company's accounting and financial reporting process and audits of the financial statements of our company on behalf of our Board of Directors. The Audit Committee also selects the independent registered public accountants to conduct the annual audit of the financial statements of our company; reviews the proposed scope of such audit, reviews accounting and financial controls of our company with the independent registered public accountants and our financial accounting staff; and reviews and approves transactions between us and our directors, officers, and their affiliates.

The Audit Committee currently consists of Messrs. Hail, Hanson, Moya, and Peelle, each of whom is an independent director of our company under NASDAQ rules as well as under rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002. The Board of Directors has determined that Mr. Hail (whose background is detailed above) qualifies as an "audit committee financial expert" in accordance with applicable rules and regulations of the SEC. Mr. Hail serves as Chair of the Audit Committee. The audit committee held six meetings during fiscal 2004.

Compensation Committee. The purpose and responsibilities of the Compensation Committee include reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and our Chief Technology Officer, evaluating their performance in light of those goals and objectives, and determining and approving the compensation level of our Chief Executive Officer and our Chief Technology Officer based on this evaluation. The Compensation Committee also recommends to the Board of Directors with respect to, or, as directed by the Board of Directors, determines and approves, compensation of our executive officers, and considers the grant of stock options and awards to our executive officers and other employees under our stock option and award plans. The Compensation Committee currently consists of Messrs. Hail, Hanson, Moya, and Peelle. Mr. Peelle serves as Chair of the Compensation Committee. The Compensation Committee held four meetings during fiscal 2004.

Nominations and Corporate Governance Committee. The purpose and responsibilities of the Nominations and Corporate Governance Committee include the identification of individuals qualified to become board members, the selection or recommendation to the Board of Directors of nominees to stand for election as directors at each election of directors, the development and recommendation to the Board of Directors of a set of corporate governance principles applicable to our company, the oversight of the selection and composition of committees of the Board of Directors, and the oversight of the evaluations of the Board of Directors and management. The Nominations and Corporate Governance Committee will consider persons recommended by stockholders for inclusion as nominees for election to our Board of Directors if the names, biographical data, and qualifications of such persons are submitted in writing in a timely manner addressed and delivered to our company's secretary at the address listed herein. The Nominations and Corporate Governance Committee identifies and evaluates nominees for our Board of Directors, including nominees recommended by stockholders, based on numerous factors it considers appropriate, some of which may include strength of character, mature judgment, career specialization, relevant technical skills, diversity, and the extent to which the nominee would fill a present need on our Board of Directors. The Nominations and Corporate Governance Committee currently consists of Messrs. Hail, Hanson, Moya, and Peelle. Mr. Moya serves as the Chair of the Nominations and Corporate Governance Committee. As discussed above, the members of the Nominations and Corporate Governance Committee are independent, as that term is defined by the applicable NASDAQ regulations. The Nominations and Corporate Governance Committee held one meeting during fiscal 2004.

Board and Committee Meetings

In 2004, the Board of Directors held five meetings and Committees of the Board of Directors held a total of 11 meetings. Each director attended more than 75% of the aggregate of all meetings of the Board of Directors and the Committees on which he served during fiscal 2004. Except for Messrs. Hanson and Moya, who were not serving as directors at the time, each of our directors attended our 2004 Annual Meeting of Stockholders.

Interested parties may communicate with our Board of Directors or specific members of our Board of Directors, including the members of our various board committees, by submitting a letter addressed to the Board of Directors of Duraswitch Industries, Inc. c/o any specified individual director or directors at the address listed herein. Any such letters are sent to the indicated directors.

Director Compensation

Employees of our company do not receive compensation for serving as members of our Board of Directors. Directors are reimbursed for reasonable expenses incurred in attending meetings and carrying out duties as board and committee members. During fiscal 2004, all non-employee directors were compensated $250 for each meeting attended, whether in person or telephonically. In addition, all non-employee directors received semiannual grants of options to purchase 5,000 shares of common stock at exercise prices equal to the fair market value of our common stock on the date of the grant. In 2005, the non-employee directors will continue to receive semiannual grants of options, but will no longer be compensated for each meeting attended. Messrs. Hanson and Moya each received an initial grant of options to purchase 10,000 shares of common stock for joining the Board. These options vest on June 10, 2005. Non-employee directors will receive a cash retainer of $3,000 per quarter and semiannual grants of options to purchase 5,000 shares of common stock. The Chairman will receive a cash retainer of $5,000 per quarter. Directors will also receive $250 quarterly for each committee on which they serve. Committee chairmen receive $375 quarterly, other than the Audit Committee Chair, who will receive $500 quarterly.

EXECUTIVE COMPENSATION

The table below sets forth total compensation received for services in all capacities to our company for the fiscal years ended December 31, 2004, 2003, and 2002, by our Chief Executive Officer and one other executive officer whose total annual salary and bonus exceeded $100,000 during fiscal 2004.

SUMMARY COMPENSATION TABLE

		Annual Compensation (1)		Long Term Compensation Awards
Name and Principal Position	Year	Salary	Bonus	Securities Underlying Options (#) (2)
Robert J. Brilon, Chief Executive Officer, President, Chief Financial Officer	2004	$ 270,600	$ -	50,000 (5)
	2003	281,008	-	75,000
	2002	258,738	-	100,000
Anthony J. Van Zeeland, Chief Technology Officer (3)	2004	$ 118,800	$ 6,000 (4)	-
	2003	187,795	25,000 (4)	-
	2002	227,330	18,000 (4)	-

(1) The executive officers listed also received personal benefit perquisites, none of which exceeded the lesser of $50,000 or 10% of their aggregate salary and bonus.

(2) The exercise prices of all stock options granted were equal to or greater than the fair market value of our common stock on the date of grant.

(3) Mr. Van Zeeland has served as our Chief Technology Officer since July 1, 2003, and was formerly our Chief Operating Officer and Executive Vice President, Engineering.

(4) Amount includes patent bonuses related to our agreement to compensate Mr. Van Zeeland for each U.S. or foreign patent granted in his name. Mr. Van Zeeland has assigned these patents and will assign future patents to the company.

(5) During June 2004, pursuant to an option exchange agreement, options to purchase 50,000 shares of common stock previously granted to Mr. Brilon were cancelled. In exchange, we granted to Mr. Brilon new options during December 2004. See "Executive Compensation — Option Grants."

Option Grants

The following table provides information with respect to stock options granted to the listed executive officers during the fiscal year ended December 31, 2004.

OPTION GRANTS IN LAST FISCAL YEAR

	Individual Grants			
Name	Number of Securities Underlying Options Granted (#)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price (S/Sh)	Expiration Date
Robert J. Brilon..........................	50,000 (1)	100%	$ 2.05	12/10/2014
Anthony J. Van Zeeland	-	-	-	-

(1) During June 2004, our Compensation Committee authorized an option exchange with Mr. Brilon. Pursuant to the agreement, options to purchase 50,000 shares of common stock at an exercise price of $10.85 per share previously granted to Mr. Brilon were cancelled. During December 2004, we granted to Mr. Brilon new options to purchase 50,000 shares of common stock at an exercise price of $2.05 per share, which was the market price of our common stock at the time of the new grant of options. The company had not provided Mr. Brilon with any oral or written agreement or implied promise to compensate Mr. Brilon for increases in the market price of the Company's common shares for the period from the date of cancellation of the original options until the grant of the new options. Stock options granted to our employees and officers under our stock option plans are intended to provide incentives to the employees and officers to work to achieve long-term success for our company. The decline in the market price of our common stock following the grant in 2001 to Mr. Brilon of the original options frustrated the purpose of the options, and the Compensation Committee deemed it in the best interest of our company to exchange Mr. Brilon's options as described above. With respect to the new grant of options during December 2004, the options were exercisable at the time of grant.

Year-End Options Values and Holdings

The following table sets forth information with respect to options held by the listed officers as of December 31, 2004. None of the listed officers exercised any options during fiscal 2004.

OPTION VALUES AS OF DECEMBER 31, 2004

	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-The-Money Options at Fiscal Year-End (1)	
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Robert J. Brilon....................................	423,471	-	$ 138,408	$ -
Anthony J. Van Zeeland	-	-	-	-

(1) Calculated based on $2.37, which was the closing price of our common stock as quoted on the NASDAQ SmallCap Market on December 31, 2004, multiplied by the number of applicable shares in-the-money less the total exercise price. The exercise prices of certain of the options held by the officers listed were greater than $2.37 per share.

Equity Compensation Plan Information

The following table sets forth information with respect to shares of our common stock that may be issued upon the exercise of stock options under our 1997 Stock Option Plan, our 1999 Stock Option Plan and our 2000 Stock Option Plan as of December 31, 2004. The table below does not include information regarding the 2005 Stock Award Plan that has not yet been approved by stockholders and we have not yet granted any options or shares under the 2005 Plan. See "Proposal to Approve Our 2005 Stock Award Plan."

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans Approved by Stockholders	1,030,956	$ 8.61	48,287
Equity Compensation Plans Not Approved by Stockholders	-	$ -	-
Total	1,030,956	$ 8.61	48,287

Employment and Separation Agreements

Anthony J. Van Zeeland

Effective July 2003, we entered into an employment agreement with Mr. Van Zeeland providing for him to serve as our Chief Technology Officer for a term expiring December 31, 2007. Under the agreement, Mr. Van Zeeland agreed to work a reduced schedule (minimum 1,040 hours per year) and we agreed to pay Mr. Van Zeeland an annual salary of $118,800. In the event Mr. Van Zeeland's employment is terminated by us without cause, due to a change of control of our company (as defined in the agreement), or in the event of his death or disability, we will pay him his annual salary and benefits through the term of the agreement. In the event Mr. Van Zeeland unilaterally terminates his employment, we will pay him his base salary and benefits through the date of termination. The agreement also contains provisions prohibiting Mr. Van Zeeland from competing with us for a period of one year following termination of his employment, taking certain actions intended to solicit other persons to terminate their business relationship with us or to terminate his or her employment relationship with us, and making unauthorized use or disclosure of our trade names, fictitious names, or confidential information.

We also agreed to pay Mr. Van Zeeland a bonus of $5,000 for each U.S. patent and $1,000 for each foreign patent issued in his name as inventor or co-inventor, with a maximum of $20,000 during any fiscal year. Mr. Van Zeeland has assigned these patents and will assign future patents to the Company.

Robert J. Brilon

During March 2004, we extended the term of Mr. Brilon's employment agreement for one year through April 2005. Mr. Brilon is serving as our Chief Executive Officer, President, and Chief Financial Officer. Under the agreement, which was entered into during November 1998, we agreed to pay Mr. Brilon an annual salary and an annual profit incentive bonus equal to 5% of our net income before income taxes, goodwill amortization, and other non-cash charges during the relevant fiscal year. The term of the profit incentive portion of his agreement was also extended one year through December 31, 2005. We also provide Mr. Brilon with full medical benefits and an automobile allowance of $700 per month plus expenses. In the event Mr. Brilon's employment is terminated by us for any reason other than Mr. Brilon's breach of the agreement, a change of control of our company, or a termination for cause, we will pay Mr. Brilon an amount equal to two times his annual salary during the two-year period following his termination. During that period and continuing until Mr. Brilon finds alternate employment or he reaches age 65, we agreed to pay Mr. Brilon family medical and dental benefits. All unvested stock options held by Mr. Brilon on the date of termination would vest and become immediately exercisable. In the event Mr. Brilon's employment is terminated by reason of his death, disability, for cause, or if he unilaterally terminates his employment, we agreed to pay Mr. Brilon his base salary and benefits for a one-year period following the date of termination. In the event of a change of control of our company (as defined in the agreement), Mr. Brilon will receive an amount equal to 2.99 times his base salary payable in a lump sum on the closing date of the change of control. All unvested stock options held by Mr. Brilon as of the effective date of the change of control will vest and become immediately exercisable. In the event of a merger or acquisition, including any merger or acquisition of our company that occurs within 12 months of our termination of Mr. Brilon's employment, Mr. Brilon will be entitled to receive an incentive bonus equal to 5% of the gross consideration given by the acquiring third party.

The agreement also contains provisions prohibiting Mr. Brilon from competing with us for a period of two years following termination of his employment, taking certain actions intended to solicit other persons to terminate their business relationship with us or to terminate his or her employment relationship with us, and making unauthorized use or disclosure of our trade names, fictitious names, or confidential information.

AUDIT COMMITTEE REPORT

General

The Board of Directors has appointed an Audit Committee consisting of four directors, Messrs. Hail, Hanson, Moya, and Peelle. All of the members of the committee are "independent" of our company and management, as independence is defined in applicable listing standards of NASDAQ and the applicable rules of the Securities and Exchange Commission.

In accordance with its written charter adopted by the Board of Directors, the Audit Committee of the Board assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the Company's accounting, auditing, and financial reporting practices. A copy of the Audit Committee Charter was included in an appendix to our proxy statement for our 2004 Annual Meeting of Stockholders, and is also posted to our website at www.duraswitch.com. During fiscal 2004, the Committee met six times and discussed the interim financial information contained in each quarterly earnings announcement and Annual Report on Form 10-KSB with the Chief Executive Officer/Chief Financial Officer, Vice President, Finance and Administration and independent registered public accountants prior to public release.

Audit Committee Philosophy and Objectives

In discharging its oversight responsibility as to the audit process, the Committee obtained from the independent registered public accountants a formal written statement describing all relationships between the auditors and the Company that might bear on the auditors' independence consistent with Independence Standards Board Standard No. 1, *"Independence Discussions with Audit Committees,"* discussed with the registered public accountants any relationships that may impact their objectivity and independence and satisfied itself as to the registered public accountants' independence. The Committee also reviewed with management and the independent registered public accountants the quality and adequacy of the Company's internal controls. The Committee discussed with the registered public accountants their audit plans, audit scope and identification of audit risks.

The Committee discussed and reviewed with the registered public accountants all communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards (SAS) No. 61, *"Communication With Audit Committees,"* as amended by SAS 89 and SAS 90, and Rule 2-07; *"Communication with Audit Committees"* of Regulation S-X, and, with management present, discussed and reviewed the results of the registered public accountants' examination of the financial statements.

The Committee reviewed the Company's audited financial statements as of and for the fiscal year ended December 31, 2004, with management and the registered public accountants. Management has the responsibility for the preparation of the financial statements and the registered public accountants have the responsibility for the examination of those statements.

Based on the above-mentioned review and discussions with management and the independent registered public accountants, the Committee recommended to the Board that the Company's audited financial statements be included in its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 for filing with the Securities and Exchange Commission. The Committee also recommended the reappointment of the independent registered public accountants. The Board concurred and has submitted such recommendation to stockholders for ratification.

March 15, 2005

RESPECTFULLY SUBMITTED,

John W. Hail, Chairman
Steven P. Hanson
P. Robert Moya
William E. Peelle

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS, DIRECTORS, AND OFFICERS

The following table sets forth, as of the record date, the number and percentage of outstanding shares of common stock beneficially owned by (a) each person known by us to beneficially own more than 5% of such stock, (b) each of our directors, (c) each of the officers listed in the Summary Compensation Table in the section entitled "Executive Compensation", and (d) all our directors and executive officers as a group. The address of each officer and director listed below is c/o Duraswitch Industries, Inc., 234 S. Extension Road, Mesa, Arizona 85210.

Unless otherwise indicated, the persons below have sole voting and investment power with respect to the number of shares set forth opposite their names. The percentages shown are calculated based upon 9,614,673 shares of common stock outstanding on March 28, 2005. The numbers and percentages shown include the shares of common stock actually owned as of March 28, 2005 and the shares of common stock that the identified person or group had the right to acquire within 60 days of such date. In calculating the percentage of ownership, all shares of common stock that the identified person or group had the right to acquire within 60 days of March 28, 2005, upon the exercise of options are deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person.

Name of Beneficial Owner	Number of Shares	Percent
Directors and Executive Officers:		
Anthony J. Van Zeeland	956,102	9.9%
Robert J. Brilon	423,497 (1)	4.2%
William E. Peelle	65,864 (2)	*
Michael A. Van Zeeland	65,589 (2)	*
John W. Hail	60,625 (3)	*
Steven P. Hanson	5,000 (4)	*
P. Robert Moya	-	*
All directors and officers as a group (seven persons)	1,576,677	15.4%
5% Stockholders:		
Delphi Corp.	1,651,846 (5)	17.2%
Royce & Associates LLC	1,238,200 (6)	12.9%
Gruber & McBaine Capital Management, LLC	510,127 (7)	5.3%
R. Terren Dunlap	486,005 (8)	5.1%

* Less than 1.0%

(1) Includes 423,471 shares of common stock issuable upon exercise of stock options.

(2) Includes 55,000 shares of common stock issuable upon exercise of stock options.

(3) Includes 3,742 shares owned by TVC, Inc., of which John W. Hail is the majority shareholder and 55,000 shares of common stock issuable upon exercise of stock options.

(4) Includes 15,000 shares of common stock issuable upon exercise of stock options.

(5) Information is given in reliance upon information set forth in the named stockholder's Schedule 13D dated June 23, 2000, as filed with the Securities and Exchange Commission. The principal business office of Delphi Corporation is located at 5725 Delphi Drive, Troy, Michigan 48098. We and certain of our stockholders have entered into a stockholders' agreement with Delphi Corp., pursuant to which Delphi has the option to designate one member of our Board of Directors. Delphi's designee resigned from our Board of Directors during 2003 and Delphi has not designated a new director to fill that vacancy. On or about May 2003, Delphi notified us that our Board of Directors had the right to appoint an independent director in place of Delphi's designee. In addition, we are party to a license agreement with Delphi that is described under "Certain Relationships and Related Transactions."

(6) Information is given in reliance upon information set forth in the named stockholder's Schedule 13G/A dated January 27, 2005, as filed with the Securities and Exchange Commission. The principal business office of Royce & Associates, LLC is located at 1414 Avenue of the Americas, New York, New York 10019.

(7) Information is given in reliance upon information set forth in the named stockholder's Schedule 13G dated February 11, 2005, as filed with the Securities and Exchange Commission. The principal address of Gruber & McBaine Capital Management, LLC is 50 Osgood Place, Penthouse, San Francisco, California 94133. Gruber & McBaine Capital Management has shared voting and dispositive power over all of such shares.

(8) Information is given in reliance upon information set forth in the named stockholder's Schedule 13G/A dated February 10, 2005, as filed with the Securities and Exchange Commission. The principal address of the named stockholder is c/o Duraswitch, 234 South Extension, Mesa, Arizona 85210.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our officers and directors and persons who beneficially own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors, and greater than 10% stockholders are required by Exchange Act regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely on the review of the copies of such forms received by us, or written representations from certain reporting persons that no forms were required for such persons, we believe that during the fiscal year ended December 31, 2004, our officers, directors, and greater than 10% beneficial owners have complied with all filing requirements applicable to them.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In April 2000, we entered into a license agreement with Delphi that gives Delphi the exclusive right to utilize and manufacture our patented switch technologies for the automotive industry. In connection with the license agreement, we also issued to Delphi warrants to purchase 225,000 shares of our common stock at an exercise price of $7.00 per share, which expired in April 2004, and a short-term option to purchase 1,651,846 shares of common stock at an exercise price of $7.00 per share. In exchange, Delphi paid us a non-refundable payment of $4.0 million and agreed to pay a royalty fee for each switch sold by Delphi. The initial term of the exclusive license agreement is seven years. The agreement also requires Delphi to make minimum royalty payments, totaling $12.0 million during the initial seven-year term of the agreement ending June 30, 2007. The payments are considered earned effective June 30 of each year and payable in July. The first $1 million minimum royalty payment was received in July 2004. Subsequent payments are due as follows: $2 million in 2005; $3 million in 2006; and $6 million in 2007. Delphi can maintain exclusivity for the automotive industry through June 30, 2012 by making additional minimum annual royalty payments during that period. After June 30, 2012 either party may convert the agreement to a non-exclusive agreement through 2020. As part of the equity acquisition, we granted Delphi the right to designate one member of our Board of Directors. Delphi has chosen to allow us to add an independent director in place of a Delphi designee.

PROPOSAL NO. 2 – PROPOSAL TO APPROVE OUR 2005 STOCK AWARD PLAN

During March 2005, our Board of Directors adopted our 2005 Stock Award Plan (the "2005 Plan"), subject to approval by our stockholders at the meeting. The full text of the 2005 Plan is included as Appendix A to this proxy statement.

Background and Purpose

As of December 31, 2004, we had an aggregate of 48,287 shares of common stock remaining available for issuance under our 1997 Option Plan, our 1999 Option Plan, and our 2000 Option Plan, under which we may grant options and other awards to directors and executive officers as well as other employees and independent contractors.

During March 2005, the Board of Directors considered the benefits of creating a new long-term equity incentive plan.

The terms of the 2005 Plan provide for grants of stock options, stock appreciation rights, restricted stock, deferred stock, bonus stock, dividend equivalents, other stock related awards and performance awards that may be settled in cash, stock, or other property.

The purpose of the 2005 Plan is to assist us in attracting, motivating, retaining, and rewarding high-quality executives and other employees, officers, directors, and consultants by enabling such persons to acquire or increase a proprietary interest in our company in order to strengthen the mutuality of interests between such persons and our stockholders, and providing such persons with annual and long-term performance incentives to expend their maximum efforts in the creation of stockholder value.

Accordingly, our Board of Directors adopted the 2005 Plan and believes that it is in the best interests of our stockholders to approve the 2005 Plan. The Board of Directors recommends a vote "FOR" the proposal to approve the 2005 Plan.

General Terms of the 2005 Plan; Shares Available for Issuance

The 2005 Plan provides for the granting of awards in the form of incentive stock options, nonqualified stock options, stock appreciation rights, shares of restricted common stock, bonus stock in lieu of obligations, or other stock-based awards to employees, directors, and independent contractors who provide valuable services to our company. The 2005 Plan authorizes the issuance of 500,000 shares of our common stock, all of which shares may be issued pursuant to incentive stock options. The maximum number of shares of common stock covered by awards granted to any individual in any year may not exceed 250,000. If any award previously granted under the 2005 Plan is forfeited, terminated, canceled, surrendered, does not vest, or expires without having been exercised in full, stock not issued under such award will again be available for grant for purposes of the 2005 Plan. If any change is made in the stock subject to the 2005 Plan, or subject to any award granted under the 2005 Plan (through consolidation, spin-off, recapitalization, stock dividend, split-up, combination of shares, exchange of shares, or otherwise), the 2005 Plan provides that appropriate adjustments will be made as to the aggregate number and type of shares available for awards, the maximum number and type of shares that may be subject to awards to any individual, the number and type of shares covered by each outstanding award, the exercise price grant price, or purchase price relating to any award, and any other aspect of any award that the Board of Directors or Committee determines appropriate.

The 2005 Plan provides that it is not intended to be the exclusive means by which we may issue options to acquire our common stock or any other type of award. To the extent permitted by applicable law and the rules and regulations of the NASDAQ SmallCap Market, we may issue other options, warrants, or awards other than pursuant to the 2005 Plan without stockholder approval.

Limitations on Awards

The plan imposes individual limitations on certain awards, in part to comply with Section 162(m). Under these limitations, no more than 250,000 shares of stock may be granted to an individual during any fiscal year pursuant to any awards granted under the plan. The maximum amount that may be earned by any one participant as a Performance Award or other cash award for a performance period is $1 million. All limitations on the amount of stock to be issued under the plan are subject to adjustment in certain circumstances.

In the event that a dividend or other distribution (whether in cash, shares of our common stock, or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, or other similar corporate transaction or event affects our common stock so that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of participants, the plan administrator is authorized to substitute, exchange, or adjust any of all of (1) the number and kind of shares that may be delivered under the plan, (2) the per person limitations described in the preceding paragraph, and (3) all outstanding awards, including adjustments to exercise prices of options and other affected terms of awards. The plan administrator is authorized to adjust performance conditions and other terms of awards in response to these kinds of events or in response to changes in applicable laws, regulations, or accounting principles.

Eligibility

The persons eligible to receive awards under the plan consist of directors, officers, employees, and independent contractors of our company and those of our affiliates. However, incentive stock options may be granted under the plan only to our employees, including officers, and those of our affiliates. An employee on leave of absence may be considered as still in our employ or in the employ of an affiliate for purposes of eligibility under the plan.

Administration

Our Board of Directors administers the plan. However, the Compensation Committee of our Board of Directors administers the plan with respect to our senior officers. Together, our Board of Directors and the Compensation Committee is referred to as the plan administrator. The Compensation Committee members must be "non-employee directors" as defined by Rule 16b-3 of the Securities Exchange Act, "outside directors" for purposes of Section 162(m), and independent as defined by NASDAQ or any other national securities exchange on which any of our securities may be listed for trading in the future. Subject to the terms of the plan, the plan administrator is authorized to select eligible persons to receive awards, determine the type and number of awards to be granted and the number of shares of our common stock to which awards will relate, specify times at which awards will be exercisable or may be settled (including performance conditions that may be required as a condition thereof), set other terms and conditions of awards, prescribe forms of award agreements, interpret and specify rules and regulations relating to the plan, and make all other determinations that may be necessary or advisable for the administration of the plan.

Stock Options and Stock Appreciation Rights

The plan administrator is authorized to grant stock options, including both incentive stock options, which we refer to as ISOs, and nonqualified stock options. In addition, the plan administrator is authorized to grant stock appreciation rights, which entitle the participant to receive the appreciation in our common stock between the grant date and the exercise date of a stock appreciation right. The plan administrator determines the exercise price per share subject to an option and the grant price of a stock appreciation right. However, the per share exercise price of an ISO and the per share grant price of a stock appreciation right must not be less than the fair market value of a share of our common stock on the grant date and the per share exercise price of an ISO must not be less than 85% of the fair market value of a share of our common stock on the grant date. The plan administrator generally will fix the maximum term of each option or stock appreciation right, the times at which each stock option or stock appreciation right will be exercisable, and provisions requiring forfeiture of unexercised stock options or stock appreciation rights at or following termination of employment or service, except that no stock option or stock appreciation right may have a term exceeding 10 years. Stock options may be exercised by payment of the exercise price in cash, shares that have been held for at least six months (or that the plan administrator otherwise determines will not cause us a financial accounting charge), and outstanding awards or other property having a fair market value equal to the exercise price, as the plan administrator may determine from time to time. The plan administrator determines methods of exercise and settlement and other terms of the stock appreciation rights. Stock appreciation rights under the plan may include "limited stock appreciation rights" exercisable for a stated period of time after we experience a change in control or upon the occurrence of some other event specified by the plan administrator, as discussed below.

Restricted and Deferred Stock

The plan administrator is authorized to grant restricted stock and deferred stock. Restricted stock is a grant of shares of our common stock, which may not be sold or disposed of and which may be forfeited in the event of certain terminations of employment or service, prior to the end of a restricted period specified by the plan administrator. A participant granted restricted stock generally has all of the rights of one of our stockholders, unless otherwise determined by the plan administrator. An award of deferred stock confers upon a participant the right to receive shares of our common stock at the end of a specified deferral period, and may be subject to possible forfeiture of the award in the event of certain terminations of employment prior to the end of a specified restricted period. Prior to settlement, an award of deferred stock carries no voting or dividend rights or other rights associated with share ownership, although dividend equivalents may be granted, as discussed below.

Dividend Equivalents

The plan administrator is authorized to grant dividend equivalents conferring on participants the right to receive, currently or on a deferred basis, cash, shares of our common stock, other awards, or other property equal in value to dividends paid on a specific number of shares of our common stock or other periodic payments. Dividend equivalents may be granted alone or in connection with another award, may be paid currently or on a deferred basis and, if deferred, may be deemed to have been reinvested in additional shares of our common stock, awards, or otherwise as specified by the plan administrator.

Bonus Stock and Awards in Lieu of Cash Obligations

The plan administrator is authorized to grant shares of our common stock as a bonus free of restrictions for services performed for us or to grant shares of our common stock or other awards in lieu of our obligations to pay cash under the plan or other plans or compensatory arrangements, subject to such terms as the plan administrator may specify.

Other Stock-Based Awards

The plan administrator is authorized to grant awards under the plan that are denominated or payable in, valued by reference to, or otherwise based on or related to shares of our common stock. Such awards might include convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of our common stock, purchase rights for shares of our common stock, awards with value and payment contingent upon our performance or any other factors designated by the plan administrator, and awards valued by reference to the book value of shares of our common stock or the value of securities of or the performance of specified subsidiaries or business units. The plan administrator determines the terms and conditions of such awards.

Performance Awards

The right of a participant to exercise or receive a grant or settlement of an award, and the timing thereof, may be subject to such performance conditions, including subjective individual goals, as may be specified by the plan administrator. In addition, the plan authorizes specific performance awards, which represent a conditional right to receive cash, shares of our common stock, or other awards upon achievement of certain pre-established performance goals and subjective individual goals during a specified fiscal year. Performance awards granted to persons whom the plan administrator expects will, for the year in which a deduction arises, be "covered employees" (as defined below) will, if and to the extent intended by the plan administrator, be subject to provisions that should qualify such awards as "performance based" compensation not subject to the limitation on tax deductibility by us under Section 162(m). For purposes of Section 162(m), the term "covered employee" means our Chief Executive Officer and our four highest compensated officers as of the end of a taxable year as disclosed in our filings with the SEC. If and to the extent required under Section 162(m), any power or authority relating to a performance award intended to qualify under Section 162(m) is to be exercised by the Compensation Committee, not our Board of Directors.

Subject to the requirements of the plan, the plan administrator will determine performance award terms, including the required levels of performance with respect to specified business criteria, the corresponding amounts payable upon achievement of such levels of performance, termination and forfeiture provisions, and the form of settlement. One or more of the following business criteria based on our consolidated financial statements, and/or those of our affiliates, or for our business units and/or those of our affiliates (except with respect to the total shareholder return and earnings per share criteria), will be used by the plan administrator in establishing performance goals for such Performance Awards (including for awards designed to comply with the performance-based compensation exception to Section 162(m)): (1) total stockholder return, (2) total stockholder return compared to total return (on a comparable basis) of a publicly available index; (3) net income; (4) pretax earnings; (5) earnings before interest expense, taxes, depreciation, and amortization; (6) pretax operating earnings after interest expense but before bonuses and extraordinary or special items; (7) operating margin; (8) earnings per share; (9) return on equity; (10) return on capital; (11) return on investment; (12) operating earnings; (13) working capital or inventory;

and (14) ratio of debt to stockholders' equity. In granting performance awards, the plan administrator may establish unfunded award "pools," the amounts of which will be based upon the achievement of a performance goal or goals based on one or more of certain business criteria described in the plan. During the first 90 days of a performance period, the plan administrator will determine who will potentially receive performance awards for that performance period, either out of the pool or otherwise.

After the end of each performance period, the plan administrator (which will be the Compensation Committee for awards intended to qualify as performance-based for purposes of Section 162(m)) will determine (a) the amount of any pools and the maximum amount of potential performance awards payable to each participant in the pools and (b) the amount of any other potential performance awards payable to participants in the plan. The plan administrator may, in its discretion, determine that the amount payable as a performance award will be reduced from the amount of any potential award.

Other Terms of Awards

Awards may be settled in the form of cash, shares of our common stock, other awards, or other property in the discretion of the plan administrator. Awards under the plan are generally granted without a requirement that the participant pay consideration in the form of cash or property for the grant (as distinguished from the exercise), except to the extent required by law. The plan administrator may require or permit participants to defer the settlement of all or part of an award in accordance with such terms and conditions as the plan administrator may establish, including payment or crediting of interest or dividend equivalents on deferred amounts, and the crediting of earnings, gains, and losses based on deemed investment of deferred amounts in specified investment vehicles. The plan administrator is authorized to place cash, shares of our common stock, or other property in trusts or make other arrangements to provide for payment of our obligations under the plan. The plan administrator may condition any payment relating to an award on the withholding of taxes and may provide that a portion of any shares of our common stock or other property to be distributed will be withheld (or previously acquired shares of our common stock or other property be surrendered by the participant) to satisfy withholding and other tax obligations. Awards granted under the plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the participant's death, except that the plan administrator may, in its discretion, permit transfers of nonqualified stock options for estate planning or other purposes subject to any applicable restrictions under Rule 16b-3 under the Securities Exchange Act of 1934.

The plan administrator may grant awards in exchange for other awards under the plan or under other of our compensation plans, or other rights to payment from us, and may grant awards in addition to or in tandem with such other awards or rights. In addition, the plan administrator may cancel awards granted under the plan in exchange for a payment of cash or other property. The terms of any exchange of, or purchase of, an award will be determined by the plan administrator in its sole discretion.

Acceleration of Vesting; Change in Control

The plan administrator may, in its discretion, accelerate the vesting, exercisability, lapsing of restrictions, or expiration of deferral of any award, including if we undergo a "change in control," as defined in the plan. In addition, the plan administrator may provide in an award agreement or employment agreement that the performance goals relating to any performance-based award will be deemed to have been met upon the occurrence of any "change in control." The plan administrator may, in its discretion and without the consent of the participant, either (a) accelerate the vesting of all awards in full or as to some percentage of the award to a date prior to the effective date of the "change in control;" or (b) provide for a cash payment in exchange for the termination of an award or any portion of an award where such cash payment is equal to the fair market value of the shares that the participant would receive if the award were fully vested and exercised as of such date, less any applicable exercise price. The plan adminstrator will determine whether each award is assumed, continued, substituted, or terminated. In connection with a "change in control," we may assign to the acquiring or successor company any repurchase rights associated with any awards, and the plan administrator may provide that any repurchase rights held by us associated with such awards will lapse in whole or in part contingent upon the "change in control."

In the event of a "corporate transaction" (as defined in the plan), the acquiror may assume or substitute for each outstanding stock award. If the acquiror does not assume or substitute for an outstanding stock option, such stock option will terminate immediately prior to the close of such corporate transaction to the extent the option is not exercised.

Amendment and Termination

Our Board of Directors may amend, alter, suspend, discontinue, or terminate the plan or the plan administrator's authority to grant awards without further stockholder approval, except stockholder approval must be obtained for any amendment or alteration if such approval is required by law or regulation or under the rules of any stock exchange or quotation system on which shares of our common stock are then listed or quoted. Stockholder approval will not be deemed to be required under laws or regulations, such as those relating to ISOs, that condition favorable treatment of participants on such approval, although our Board of Directors may, in its discretion, seek stockholder approval in any circumstance in which it deems such approval advisable. Unless earlier terminated by our Board of Directors, the plan will terminate on the earlier of (1) 10 years after its adoption by our Board of Directors or (2) such time as no shares of our common stock remain available for issuance under the plan and we have no further rights or obligations with respect to outstanding awards under the plan. Amendments to the plan or any award require the consent of the affected participant if the amendment has a material adverse effect on the participant.

Federal Income Tax Consequences of Awards

The information set forth below is a summary only and does not purport to be complete. In addition, the information is based upon current federal income tax rules and therefore is subject to change when those rules change. Moreover, because the tax consequences to any recipient may depend on his particular situation, each recipient should consult the recipient's tax adviser regarding the federal, state, local, and other tax consequences of the grant or exercise of an award or the disposition of stock acquired as a result of an award. The plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974.

Nonqualified Stock Options

Generally, there is no taxation upon the grant of a nonqualified stock option. On exercise, an optionee will recognize ordinary income equal to the excess, if any, of the fair market value on the date of exercise of the stock over the exercise price. If the optionee is our employee or an employee of an affiliate, that income will be subject to withholding tax. The optionee's tax basis in those shares will be equal to their fair market value on the date of exercise of the option, and the optionee's capital gain holding period for those shares will begin on that date.

Subject to the requirement of reasonableness, the provisions of Section 162(m), and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the optionee.

Incentive Stock Options

The plan provides for the grant of stock options that qualify as "incentive stock options," which we refer to as ISOs, as defined in Section 422 of the Code. Under the Code, an optionee generally is not subject to ordinary income tax upon the grant or exercise of an ISO. In addition, if the optionee holds a share received on exercise of an ISO for at least two years from the date the option was granted and at least one year from the date the option was exercised, which we refer to as the Required Holding Period, the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the holder's tax basis in that share will be long-term capital gain or loss.

If, however, an optionee disposes of a share acquired on exercise of an ISO before the end of the Required Holding Period, which we refer to as a Disqualifying Disposition, the optionee generally will recognize ordinary income in the year of the Disqualifying Disposition equal to the excess, if any, of the fair market value of the share on the date the ISO was exercised over the exercise price. However, if the sales proceeds are less than the fair market value of the share on the date of exercise of the option, the amount of ordinary income recognized by the optionee will not exceed the gain, if any, realized on the sale. If the amount realized on a Disqualifying Disposition exceeds the fair market value of the share on the date of exercise of the option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year.

For purposes of the alternative minimum tax, the amount by which the fair market value of a share of stock acquired on exercise of an ISO exceeds the exercise price of that option generally will be an adjustment included in the optionee's alternative minimum taxable income for the year in which the option is exercised. If, however, there is a Disqualifying Disposition of the share in the year in which the option is exercised, there will be no adjustment for alternative minimum tax purposes with respect to that share. If there is a Disqualifying Disposition in a later year, no income with respect to the Disqualifying Disposition is included in the optionee's alternative minimum taxable income for that year. In computing alternative minimum taxable income, the tax basis of a share acquired on exercise of an ISO is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the option is exercised.

We are not allowed an income tax deduction with respect to the grant or exercise of an ISO or the disposition of a share acquired on exercise of an ISO after the Required Holding Period. However, if there is a Disqualifying Disposition of a share, we are allowed a deduction in an amount equal to the ordinary income includible in income by the optionee, provided that amount constitutes an ordinary and necessary business expense for us and is reasonable in amount, and either the employee includes that amount in income or we timely satisfy our reporting requirements with respect to that amount.

Stock Awards

Generally, the recipient of a stock award will recognize ordinary compensation income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is not vested when it is received (for example, if the employee is required to work for a period of time in order to have the right to sell the stock), the recipient generally will not recognize income until the stock becomes vested, at which time the recipient will recognize ordinary compensation income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. A recipient may, however, file an election with the Internal Revenue Service, within 30 days of his or her receipt of the stock award, to recognize ordinary compensation income, as of the date the recipient receives the award, equal to the excess, if any, of the fair market value of the stock on the date the award is granted over any amount paid by the recipient in exchange for the stock.

The recipient's basis for the determination of gain or loss upon the subsequent disposition of shares acquired as stock awards will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the stock becomes vested.

Subject to the requirement of reasonableness, the provisions of Section 162(m), and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock award.

Stock Appreciation Rights

We may grant stock appreciation rights separate from any other award, which we refer to as stand-alone stock appreciation rights, or in tandem with options, which we refer to as tandem stock appreciation rights, under the plan.

With respect to stand-alone stock appreciation rights, if the recipient receives the appreciation inherent in the stock appreciation rights in cash, the cash will be taxable as ordinary compensation income to the recipient at the time that the cash is received. If the recipient receives the appreciation inherent in the stock appreciation rights in shares of stock, the recipient will recognize ordinary compensation income equal to the excess of the fair market value of the stock on the day it is received over any amounts paid by the recipient for the stock.

With respect to tandem stock appreciation rights, if the recipient elects to surrender the underlying option in exchange for cash or shares of stock equal to the appreciation inherent in the underlying option, the tax consequences to the recipient will be the same as discussed above relating to the stand-alone stock appreciation rights. If the recipient elects to exercise the underlying option, the holder will be taxed at the time of exercise as if he or she had exercised a nonqualified stock option (discussed above).

Subject to the requirement of reasonableness, the provisions of Section 162(m), and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock appreciation right.

Dividend Equivalents

Generally, the recipient of a dividend equivalent award will recognize ordinary compensation income at the time the dividend equivalent award is received equal to the fair market value dividend equivalent award received. Subject to the requirement of reasonableness, the provisions of Section 162(m), and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the dividend equivalent.

Section 162 Limitations

Section 162(m) denies a deduction to any publicly held corporation for compensation paid to certain "covered employees" in a taxable year to the extent that compensation to such covered employee exceeds $1 million. It is possible that compensation attributable to stock awards, when combined with all other types of compensation received by a covered employee from us, may cause this limitation to be exceeded in any particular year. For purposes of Section 162(m), the term "covered employee" means our Chief Executive Officer and our four highest compensated officers as of the end of a taxable year as disclosed in our filings with the SEC.

Certain kinds of compensation, including qualified "performance-based" compensation, are disregarded for purposes of the Section 162(m) deduction limitation. In accordance with Treasury regulations issued under Section 162(m), compensation attributable to certain stock awards will qualify as performance-based compensation if the award is granted by a committee of the Board of Directors consisting solely of "outside directors" and the stock award is granted (or exercisable) only upon the achievement (as certified in writing by the committee) of an objective performance goal established in writing by the committee while the outcome is substantially uncertain, and the material terms of the plan under which the award is granted is approved by stockholders. A stock option or stock appreciation right may be considered "performance-based" compensation as described in the previous sentence or by meeting the following requirements: the incentive compensation plan contains a per-employee limitation on the number of shares for which stock options and stock appreciation rights may be granted during a specified period, the material terms of the plan are approved by the stockholders, and the exercise price of the option or right is no less than the fair market value of the stock on the date of grant.

The regulations under Section 162(m) require that the directors who serve as members of the committee must be "outside directors." The plan provides that directors serving on the committee must be "outside directors" within the meaning of Section 162(m). This limitation would exclude from the committee directors who are (1) our current employees or those of one of our affiliates, (2) our former employees or those of one of our affiliates who is receiving compensation for past services (other than benefits under a tax-qualified pension plan), (3) our current and former officers or those of one of our affiliates, (4) directors currently receiving direct or indirect remuneration from us or one of our affiliates in any capacity other than as a director, and (5) any other person who is not otherwise considered an "outside director" for purposes of Section 162(m). The definition of an "outside director" under Section 162(m) is generally narrower than the definition of a "non-employee director" under Rule 16b-3 of the Exchange Act.

Ratification by Stockholders of the 2005 Plan

Approval of the 2005 Plan will require the affirmative vote of the holders of a majority of our outstanding shares of common stock present in person or by proxy at the meeting. We do not intend to grant any awards pursuant to the 2005 Plan prior to stockholder approval. In the event that the 2005 Plan is not approved by our stockholders at the meeting, the 2005 Plan will automatically terminate.

The Board of Directors recommends a vote FOR proposal No. 2

PROPOSAL NO. 3 – PROPOSAL TO APPROVE AN AMENDMENT TO OUR ARTICLES OF INCORPORATION TO CHANGE THE NAME OF OUR COMPANY TO "INPLAY TECHNOLOGIES, INC."

On March 8, 2005, our Board of Directors unanimously adopted a resolution authorizing an amendment to our articles of incorporation to change the name of our company to "InPlay Technologies, Inc." The Board of Directors believes that the proposed change in our company's name will enable us to establish an image consistent with our strategy of leveraging our licensing model with additional technologies. The Duraswitch brand will continue to be associated with the company's patented switch technologies. If the corporate name change is approved, we also intend to change our common stock trading symbol.

The change of our company name will not affect in any way the validity or transferability of our outstanding securities, the certificates for our outstanding securities, or our capitalization or corporate structure. Stockholders will not be required to surrender or exchange certificates representing shares of common stock or options or warrants to purchase shares of common stock for new certificates bearing the new corporate name. Following the effective date of the change of our company's name, all new stock certificates issued by us will bear the new corporate name.

If, in the judgment of the Board of Directors, any circumstances exist that would make the name change inadvisable, then, notwithstanding approval of the proposed amendment by the stockholders, the Board of Directors may abandon the name change, either before or after approval of the proposed amendment by the stockholders and at any time prior to the filing of our articles of incorporation. Under Nevada law, stockholders will not be entitled to appraisal rights with respect to the proposal to change our company's name.

The Board of Directors recommends a vote FOR proposal No. 3

PROPOSAL NO. 4 – RATIFICATION OF APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

We have appointed Deloitte & Touche LLP as our independent registered public accountants to audit our consolidated financial statements for the year ending December 31, 2005, and recommend that the stockholders vote in favor of the ratification of such appointment. In the event of a negative vote on such ratification, the Board of Directors will reconsider its selection. The Board of Directors anticipates that representatives of Deloitte & Touche, LLP will attend the meeting, will be afforded an opportunity to make a statement if they so desire, and will be available to respond to appropriate questions.

Deloitte & Touche LLP has advised us that neither the firm, nor any member of the firm has any financial interest, direct or indirect, in any capacity in our company.

Aggregate fees billed to our company for the fiscal years ended December 31, 2004 and 2003 by our principal accounting firm, Deloitte & Touche LLP, are as follows:

	2004	2003
Audit Fees	$ 73,500	$ 72,000
Audit-Related Fees	3,150	1,250
Tax Fees	16,366	20,022
All Other Fees	565	2,600

Audit Committee Pre-Approval Policies

The charter of our Audit Committee provides that the duties and responsibilities of our Audit Committee include the pre-approval of all audit, audit related, tax, and other services permitted by law or applicable SEC regulations (including fee and cost ranges) to be performed by our independent registered public accountant. Any pre-approved services that will involve fees or costs exceeding pre-approved levels will also require specific pre-approval by the Audit Committee. Unless otherwise specified by the Audit Committee in pre-approving a service, the pre-approval will be effective for the 12-month period following pre-approval. The Audit Committee will not approve any non-audit services prohibited by applicable SEC regulations or any services in connection with a transaction initially recommended by the independent registered public accountants, the purpose of which may be tax avoidance and the tax treatment of which may not be supported by the Internal Revenue Code and related regulations.

To the extent deemed appropriate, the Audit Committee may delegate pre-approval authority to the Chairman of the Committee or any one or more other members of the Audit Committee provided that any member of the Audit Committee who has exercised any such delegation must report any such pre-approval decision to the Audit Committee at its next scheduled meeting. The Audit Committee will not delegate the pre-approval of services to be performed by the independent registered public accountants to management.

Our Audit Committee requires that our independent registered public accountant, in conjunction with our Chief Financial Officer, be responsible for seeking pre-approval for providing services to us and that any request for pre-approval must inform the Audit Committee about each service to be provided and must provide detail as to the particular service to be provided.

All of the services provided by Deloitte & Touche LLP described above under the captions "Audit-Related Fees," "Tax Fees," and "All Other Fees" were approved by our Audit Committee pursuant to our Audit Committee's pre-approval policies.

The Board of Directors recommends a vote FOR Proposal No. 4.

DEADLINE FOR RECEIPT OF STOCKHOLDER PROPOSALS

Stockholder proposals intended to be presented at the 2006 Annual Meeting of Stockholders must be received on or before December 9, 2005, in order for the proposals to be eligible for inclusion in our proxy statement and proxy relating to the meeting. Additionally, if a stockholder wishes to present to us an item for consideration as an agenda item for a meeting without inclusion in the proxy statement, the stockholder must give timely notice to us and give a brief description of the business desired to be discussed. To be timely for the 2006 Annual Meeting, our bylaws require that such notice must have been delivered to or mailed to and received by us no less than 60 and no more than 90 days prior to the 2006 Annual Meeting. If we do not publicly announce our meeting date or give notice of our meeting date at least 70 days before our 2006 Annual Meeting, stockholders may submit items for consideration as agenda items until 5:00 p.m. on the 15th day after the public disclosure or notice. These proposals should be sent to our Corporate Secretary by fax 480.586.3378 or by mail to Corporate Secretary, Duraswitch Industries, Inc., 234 S. Extension Road, Mesa, Arizona 85210.

Such proposals may be included in next year's proxy statement if they comply with certain rules and regulations of the Securities and Exchange Commission and the procedures set forth in our bylaws.

Pursuant to Rule 14a-4 under the Exchange Act, we intend to retain discretionary authority to vote proxies with respect to stockholder proposals for which the proponent does not seek inclusion of the proposed matter in our proxy statement for the annual meeting to be held during calendar 2006, except in circumstances where we receive notice of the proposed matter no later than February 24, 2006, and the proponent complies with the other requirements set forth in Rule 14a-4.

FORM 10-KSB

Duraswitch filed an Annual Report on Form 10-KSB with the Securities and Exchange Commission on or about March 29, 2004. Stockholders may obtain a free copy of this report by writing to Investor Relations, Duraswitch Industries, Inc., 234 S. Extension Road, Mesa, Arizona 85210, via e-mail to shareholder@duraswitch.com, or access the Company's website at www.duraswitch.com.

OTHER MATTERS

We do not know of any other items that will be presented for consideration at the meeting. If any other matters properly come before the meeting, the persons named as proxies in the accompanying proxy, or their substitutes, intend to vote the shares they represent as the Board of Directors may recommend.

Dated: April 11, 2005

Appendix A

Duraswitch Industries, Inc.

2005 Stock Award Plan

1. Purpose. The purpose of this 2005 Stock Award Plan (the "Plan") is to assist Duraswitch Industries, Inc., a Nevada corporation (the "Company") and its Related Entities in attracting, motivating, retaining, and rewarding high-quality Employees, officers, Directors, and Consultants by enabling such persons to acquire or increase a proprietary interest in the Company in order to strengthen the mutuality of interests between such persons and the Company's stockholders, and providing such persons with annual and long-term performance incentives to expend their maximum efforts in the creation of stockholder value. The Plan is intended to qualify certain compensation awarded under the Plan for tax deductibility under Section 162(m) of the Code (as hereafter defined) to the extent deemed appropriate by the Committee (or any successor committee) of the Board.

2. Definitions. For purposes of the Plan, the following terms shall be defined as set forth below, in addition to such terms defined in Section 1 hereof.

(a) "Applicable Laws" means the requirements relating to the administration of equity compensation plans under U.S. state corporate laws, U.S. federal and state securities laws, the Code, the rules and regulations of any stock exchange upon which the Common Stock is listed, and the applicable laws of any foreign country or jurisdiction where Awards are granted under the Plan.

(b) "Award" means any award granted pursuant to the terms of this Plan including, an Option, Stock Appreciation Right, Restricted Stock, Stock Units, Stock granted as a bonus or in lieu of another award, Dividend Equivalent, Other Stock-Based Award, or Performance Award, together with any other right or interest, granted to a Participant under the Plan.

(c) "Beneficiary" means the person, persons, trust, or trusts which have been designated by a Participant in his or her most recent written beneficiary designation filed with the Committee to receive the benefits specified under the Plan upon such Participant's death or to which Awards or other rights are transferred if and to the extent permitted under Section 10(b) hereof. If, upon a Participant's death, there is no designated Beneficiary or surviving designated Beneficiary, then the term Beneficiary means the person, persons, trust, or trusts entitled by will or the laws of descent and distribution to receive such benefits.

(d) "Beneficial Owner," "Beneficially Owning," and "Beneficial Ownership" shall have the meanings ascribed to such terms in Rule 13d-3 under the Exchange Act and any successor to such Rule.

(e) "Board" means the Company's Board of Directors.

(f) "Cause" shall, with respect to any Participant, have the equivalent meaning (or the same meaning as "cause" or "for cause") set forth in any employment agreement between the Participant and the Company or a Related Entity or, in the absence of any such agreement, such term shall mean (i) the failure by the Participant to perform his or her duties as assigned by the Company (or a Related Entity) in a reasonable manner, (ii) any violation or breach by the Participant of his or her employment agreement with the Company (or a Related Entity), if any, (iii) any violation or breach by the Participant of his or her confidential information and invention assignment agreement with the Company (or a Related Entity), if any, (iv) any material violation or breach by the Participant of the Company's or a Related Entity's policy for employee conduct, if any, (v) any material act by the Participant of dishonesty or bad faith with respect to the Company (or a Related Entity), or (vi) the commission by the Participant of any act, misdemeanor, or crime reflecting unfavorably upon the Participant or the Company as determined by the Board. The good faith determination by the Committee of whether the Participant's Continuous Service was terminated by the Company for "Cause" shall be final and binding for all purposes hereunder.

(g) "Change in Control" means and shall be deemed to have occurred on the earliest of the following dates:

(i) the date on which any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) obtains "beneficial ownership" (as defined in Rule 13d-3 of the Exchange Act) or a pecuniary interest in more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities ("Voting Stock");

(ii) the consummation of a merger, consolidation, reorganization, or similar transaction other than a transaction: (1) (a) in which substantially all of the holders of Company's Voting Stock hold or receive directly or indirectly eighty percent (80%) or more of the voting stock of the resulting entity or a parent company thereof, in substantially the same proportions as their ownership of the Company immediately prior to the transaction; or (2) in which the holders of Company's capital stock immediately before such transaction will, immediately after such transaction, hold as a group on a fully diluted basis the ability to elect at least a majority of the directors of the surviving corporation (or a parent company);

(iii) there is consummated a sale, lease, exclusive license, or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license, or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an entity, more than eighty percent (80%) of the combined voting power of the voting securities of which are owned by stockholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale, lease, license, or other disposition; or

(iv) individuals who, on the date this Plan is adopted by the Board, are Directors (the "Incumbent Board") cease for any reason to constitute at least a majority of the Directors; provided, however, that if the appointment or election (or nomination for election) of any new Director was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member shall, for purposes of this Plan, be considered as a member of the Incumbent Board.

For purposes of determining whether a Change in Control has occurred, a transaction includes all transactions in a series of related transactions, and terms used in this definition but not defined are used as defined in the Plan. The term Change in Control shall not include a sale of assets, merger, or other transaction effected exclusively for the purpose of changing the domicile of the Company.

Notwithstanding the foregoing or any other provision of this Plan, the definition of Change in Control (or any analogous term) in an individual written agreement between the Company and the Participant shall supersede the foregoing definition with respect to Awards subject to such agreement (it being understood, however, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply).

(h) "Code" means the Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto.

(i) "Committee" means a committee designated by the Board to administer the Plan with respect to at least a group of Employees, Directors, or Consultants.

(j) "Consultant" means any person (other than an Employee or a Director, solely with respect to rendering services in such person's capacity as a director) who is engaged by the Company or any Related Entity to render consulting or advisory services to the Company or such Related Entity.

(k) "Continuous Service" means uninterrupted provision of services to the Company as an Employee, a Director, or a Consultant. Continuous Service shall not be considered to be interrupted in the case of (i) any approved leave of absence, (ii) transfers among the Company, any Related Entities, or any successor entities, as either an Employee, a Director, or a Consultant, or (iii) any change in status as long as the individual remains in the service of the Company or a Related Entity as either an Employee, a Director, or a Consultant (except as otherwise provided in the Option Agreement). An approved leave of absence shall include sick leave, military leave, or any other authorized personal leave.

(l) "Corporate Transaction" means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a sale, lease, exclusive license, or other disposition of all or substantially all, as determined by the Board in its discretion, of the consolidated assets of the Company and its Subsidiaries;

(ii) a sale or other disposition of more than twenty percent (20%) of the outstanding securities of the Company; or

(iii) a merger, consolidation, reorganization, or similar transaction, whether or not the Company is the surviving corporation.

(m) "Covered Employee" means an Eligible Person who is a Covered Employee as specified in Section 7(d) of the Plan.

(n) "Director" means a member of the Board or the board of directors of any Related Entity.

(o) "Disability" means a permanent and total disability (within the meaning of Section 22(e) of the Code), as determined by a medical doctor satisfactory to the Committee.

(p) "Dividend Equivalent" means a right, granted to a Participant under Section 6(g) hereof, to receive cash, Stock, other Awards, or other property equal in value to dividends paid with respect to a specified number of Shares, or other periodic payments.

(q) "Effective Date" means the effective date of this Plan, which shall be the date this Plan is adopted by the Board, subject to the approval of the stockholders of the Company.

(r) "Eligible Person" means all Employees (including officers), Directors, and Consultants of the Company or of any Related Entity. The foregoing notwithstanding, only employees of the Company, the Parent, or any Subsidiary shall be Eligible Persons for purposes of receiving any Incentive Stock Options. An Employee on leave of absence may be considered as still in the employ of the Company or a Related Entity for purposes of eligibility for participation in the Plan.

(s) "Employee" means any person, including an officer or Director, who is an employee of the Company or any Related Entity. The Payment of a director's fee by the Company or a Related Entity shall not be sufficient to constitute "employment" by the Company.

(t) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, including rules thereunder and successor provisions and rules thereto.

(u) "Executive Officer" means an executive officer of the Company as defined under the Exchange Act.

(v) "Fair Market Value" means the fair market value of Stock, Awards, or other property as determined by the Plan Administrator, or under procedures established by the Plan Administrator. Unless otherwise determined by the Plan Administrator, the Fair Market Value of Stock as of any given date, after which the Stock is publicly traded on a stock exchange or market, shall be the closing sale price per share reported on a consolidated basis for stock listed on the principal stock exchange or market on which Stock is traded on the date as of which such value is being determined or, if there is no sale on that date, then on the last previous day on which a sale was reported.

(w) "Good Reason" shall, with respect to any Participant, have the equivalent meaning (or the same meaning as "good reason" or "for good reason") set forth in any employment agreement between the Participant and the Company or a Related Entity or, in the absence of any such agreement, such term shall mean (i) the assignment to the Participant of any duties inconsistent in any respect with the Participant's position (including status, offices, titles, and reporting requirements), authority, duties, or responsibilities as assigned by the Company (or a Related Entity), or any other action by the Company (or a Related Entity) which results in a diminution in such position, authority, duties or responsibilities, excluding for this purpose an isolated, insubstantial, and inadvertent action not taken in bad faith and which is remedied by the Company (or a Related Entity) promptly after receipt of notice thereof given by the Participant; (ii) any failure by the Company (or a Related Entity) to comply with its obligations to the Participant as agreed upon, other than an isolated, insubstantial, and inadvertent failure not occurring in bad faith and which is remedied by the Company (or a Related Entity) promptly after receipt of notice thereof given by the Participant; (iii) the Company's (or Related Entity's) requiring the Participant to be based at any office or location more than fifty miles from the location of employment as of the date of Award, except for travel reasonably required in the performance of the Participant's responsibilities; (iv) any purported termination by the Company (or a Related Entity) of the Participant's Continuous Service otherwise than for Cause as defined in Section 2(f), or by reason of the Participant's Disability as defined in Section 2(o), prior to the Expiration Date; or (v) any reduction in the Participant's base salary.

(x) "Incentive Stock Option" means any Option intended to be designated as an incentive stock option within the meaning of Section 422 of the Code or any successor provision thereto.

(y) "Non-Employee Director" means a Director of the Company who is not an Employee.

(z) "Option" means a right granted to a Participant under Section 6(b) hereof, to purchase Stock or other Awards at a specified price during specified time periods.

(aa) "Other Stock-Based Awards" means Awards granted to a Participant pursuant to Section 6(h) hereof.

(bb) "Parent" means any corporation (other than the Company), whether now or hereafter existing, in an unbroken chain of corporations ending with the Company, if each of the corporations in the chain (other than the Company) owns stock possessing 50 percent or more of the combined voting power of all classes of stock in one of the other corporations in the chain.

(cc) "Participant" means a person who has been granted an Award under the Plan which remains outstanding, including a person who is no longer an Eligible Person.

(dd) "Performance Award" means a right, granted to an Eligible Person under Section 7 hereof, to receive Awards based upon performance criteria specified by the Plan Administrator.

(ee) "Person" has the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, and shall include a "group" as defined in Section 12(d) thereof.

(ff) "Plan Administrator" means the Board or any Committee delegated by the Board to administer the Plan.

(gg) "Related Entity" means any Parent, Subsidiary, and any business, corporation, partnership, limited liability company, or other entity in which the Company, a Parent, or a Subsidiary, directly or indirectly, holds a substantial ownership interest.

(hh) "Restricted Stock" means Stock granted to a Participant under Section 6(d) hereof, that is subject to certain restrictions and to a risk of forfeiture.

(ii) "Rule 16b-3" and "Rule 16a-1(c)(3)" means Rule 16b-3 and Rule 16a-1(c)(3), as from time to time in effect and applicable to the Plan and Participants, promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act.

(jj) "Shares" means the shares of the Company's Common Stock, and the shares of such other securities as may be substituted (or resubstituted) for Stock pursuant to Section 10(c) hereof.

(kk) "Stock" means the Company's Common Stock, and such other securities as may be substituted (or resubstituted) for the Company's Common Stock pursuant to Section 10(c) hereof.

(ll) "Stock Appreciation Right" means a right granted to a Participant pursuant to Section 6(c) hereof.

(mm) "Stock Unit" means a right, granted to a Participant pursuant to Section 6(e) hereof, to receive Shares, cash or a combination thereof at the end of a specified period of time.

(nn) "Subsidiary" means any corporation (other than the Company), whether now or hereafter existing, in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50 percent or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

3. Administration.

(a) Administration by Board. The Board shall administer the Plan unless and until the Board delegates administration to a Committee, as provided in Section 3(c).

(b) Powers of Board. The Board shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine from time to time which of the persons eligible under the Plan shall be granted Awards; when and how each Award shall be granted; what type or combination of types of Award shall be granted; the provisions of each Award granted (which need not be identical), including the time or times when a person shall be permitted to receive Shares pursuant to an Award; and the number of Shares with respect to which an Award shall be granted to each such person.

(ii) To construe and interpret the Plan and Awards granted under it, and to establish, amend, and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission, or inconsistency in the Plan or in any Stock Award Agreement, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.

(iii) To amend the Plan or an Award as provided in Section 10(e).

(iv) To terminate or suspend the Plan as provided in Section 10(e).

(v) To effect, at any time and from time to time, with the consent of any adversely affected Participant, (1) the reduction of the exercise price of any outstanding Award under the Plan, if any, (2) the cancellation of any outstanding Award and the grant in substitution therefor of (A) a new Award under the Plan or another equity plan of the Company covering the same or a different number of Shares, (B) cash and/or (C) other valuable consideration (as determined by the Board, in its sole discretion), or (3) any other action that is treated as a repricing under generally accepted accounting principles.

(vi) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan.

(c) Delegation to Committee.

(i) General. The Board may delegate administration of the Plan to a Committee or Committees of two (2) or more members of the Board, and the term "Committee" shall apply to any person or persons to whom such authority has been delegated. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan.

(ii) Section 162(m) and Rule 16b-3 Compliance. In the discretion of the Board, the Committee may consist solely of two or more "Outside Directors", in accordance with Section 162(m) of the Code, and/or solely of two or more "Non-Employee Directors", in accordance with Rule 16b-3. In addition, the Board or the Committee may delegate to a committee of two or more members of the Board the authority to grant Awards to eligible persons who are either (a) not then Covered Employees and are not expected to be Covered Employees at the time of recognition of income resulting from such Award, (b) not persons with respect to whom the Company wishes to comply with Section 162(m) of the Code, or (c) not then subject to Section 16 of the Exchange Act.

(d) Effect of Board's Decision. All determinations, interpretations, and constructions made by the Board in good faith shall not be subject to review by any person and shall be final, binding, and conclusive on all persons.

(e) Arbitration. Any dispute or claim concerning any Award granted (or not granted) pursuant to the Plan or any disputes or claims relating to or arising out of the Plan shall be fully, finally, and exclusively resolved by binding and confidential arbitration conducted pursuant to the rules of Judicial Arbitration and Mediation Services, Inc. ("JAMS") in Phoenix, Arizona. The Company shall pay all arbitration fees. In addition to any other relief, the arbitrator may award to the prevailing party recovery of its attorneys' fees and costs. By accepting an Award, the Participant and the Company waive their respective rights to have any such disputes or claims tried by a judge or jury.

(f) Limitation of Liability. The Committee and the Board, and each member thereof, shall be entitled to, in good faith, rely or act upon any report or other information furnished to him or her by any officer or Employee, the Company's independent auditors, Consultants or any other agents assisting in the administration of the Plan. Members of the Committee and the Board, and any officer or Employee acting at the direction or on behalf of the Plan Administrator, shall not be personally liable for any action or determination taken or made in good faith with respect to the Plan, and shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action or determination.

4. Stock Subject to Plan.

(a) Limitation on Overall Number of Shares Subject to Awards. Subject to adjustment as provided in Section 10(c) hereof, the total number of Shares reserved and available for delivery in connection with Awards under the Plan shall be 500,000 Shares. Any Shares delivered under the Plan may consist, in whole or in part, of authorized and unissued shares or treasury shares.

(b) Availability of Shares Not Delivered under Awards.

(ii) If any Shares subject to an Award are forfeited, expire, or otherwise terminate without issuance of such Shares, or any Award is settled for cash or otherwise does not result in the issuance of all or a portion of the Shares subject to such Award, the Shares shall, to the extent of such forfeiture, expiration, termination, cash settlement, or non-issuance, again be available for Awards under the Plan, subject to Section 4(b)(iv) below.

(iii) If any Shares issued pursuant to an Award are forfeited back to or repurchased by the Company, including, but not limited to, any repurchase or forfeiture caused by the failure to meet a contingency or condition required for the vesting of such shares, then the Shares not acquired under such Award shall revert to and again become available for issuance under the Plan, subject to Section 4(b)(iv) below.

(iv) In the event that any Option or other Award granted hereunder is exercised through the tendering of Shares (either actually or by attestation) or by the withholding of Shares by the Company, or withholding tax liabilities arising from such Option or other Award are satisfied by the tendering of Shares (either actually or by attestation) or by the withholding of Shares by the Company, then only the number of Shares issued net of the Shares tendered or withheld shall be counted for purposes of determining the maximum number of Shares available for grant under the Plan, subject to Section 4(b)(iv) below.

(v) Notwithstanding anything in this Section 4(b) to the contrary and solely for purposes of determining whether Shares are available for the grant of Incentive Stock Options, the maximum aggregate number of shares that may be granted under this Plan shall be determined without regard to any Shares restored pursuant to this Section 4(b) that, if taken into account, would cause the Plan, for purposes of the grant of Incentive Stock Options, to fail the requirement under Code Section 422 that the Plan designate a maximum aggregate number of shares that may be issued.

(c) Application of Limitations. The limitation contained in this Section 4 shall apply not only to Awards that are settled by the delivery of Shares but also to Awards relating to Shares but settled only in cash (such as cash-only Stock Appreciation Rights). The Plan Administrator may adopt reasonable counting procedures to ensure appropriate counting, avoid double counting (as, for example, in the case of tandem or substitute awards) and make adjustments if the number of Shares actually delivered differs from the number of shares previously counted in connection with an Award.

5. Eligibility; Per-Person Award Limitations. Awards may be granted under the Plan only to Eligible Persons. In each fiscal year during any part of which the Plan is in effect, an Eligible Person may not be granted an Award under which more than 250,000 Shares could be received by the Participant, subject to adjustment as provided in Section 10(c). In addition, the maximum amount that may be earned as a Performance Award (payable in cash) or other Award (payable or settled in cash) for a performance period by any one Participant shall be $1,000,000.

6. Terms of Awards.

(a) General. Awards may be granted on the terms and conditions set forth in this Section 6. In addition, the Plan Administrator may impose on any Award or the exercise thereof, at the date of grant or thereafter (subject to Section 10(e)), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Plan Administrator shall determine, including terms requiring forfeiture of Awards in the event of termination of Continuous Service by the Participant and terms permitting a Participant to make elections relating to his or her Award. The Plan Administrator shall retain full power and discretion to accelerate, waive, or modify, at any time, any term or condition of an Award that is not mandatory under the Plan.

(b) Options. The Plan Administrator is authorized to grant Options to Participants on the following terms and conditions:

(i) Stock Option Agreement. Each grant of an Option shall be evidenced by a Stock Option Agreement. Such Stock Option Agreement shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Plan Administrator deems appropriate for inclusion in a Stock Option Agreement. The provisions of the various Stock Option Agreements entered into under the Plan need not be identical.

(ii) Number of Shares. Each Stock Option Agreement shall specify the number of Shares that are subject to the Option and shall provide for the adjustment of such number in accordance with

Section 10(c) hereof. The Stock Option Agreement shall also specify whether the Stock Option is an Incentive Stock Option or a Non-Qualified Stock Option.

(iii) Exercise Price.

(A) In General. Each Stock Option Agreement shall state the price at which Shares subject to the Option may be purchased (the "Exercise Price"), which shall be, with respect to Incentive Stock Options, not less than 100% of the Fair Market Value of the Stock on the date of grant. In the case of Non-Qualified Stock Options, the Exercise Price shall be determined in the sole discretion of the Plan Administrator.

(B) Ten Percent Stockholder. If a Participant owns or is deemed to own (by reason of the attribution rules applicable under Section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company or any Related Entity, any Incentive Stock Option granted to such Participant must have an Exercise Price per share of at least 110% of the Fair Market Value of a share of Stock on the date of grant.

(iv) Time and Method of Exercise. The Plan Administrator shall determine the time or times at which or the circumstances under which an Option may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements). The Plan Administrator may also determine the time or times at which Options shall cease to be or become exercisable following termination of Continuous Service or upon other conditions. The Board or the Committee may determine the methods by which such exercise price may be paid or deemed to be paid (including, in the discretion of the Plan Administrator, a cashless exercise procedure), the form of such payment, including, without limitation, cash, Stock, other Awards or awards granted under other plans of the Company or a Related Entity, or other property (including notes or other contractual obligations of Participants to make payment on a deferred basis), and the methods by or forms in which Stock will be delivered or deemed to be delivered to Participants.

(v) Incentive Stock Options. The terms of any Incentive Stock Option granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code. Anything in the Plan to the contrary notwithstanding, no term of the Plan relating to Incentive Stock Options (including any Stock Appreciation Rights in tandem therewith) shall be interpreted, amended, or altered, nor shall any discretion or authority granted under the Plan be exercised, so as to disqualify either the Plan or any Incentive Stock Option under Section 422 of the Code, unless the Participant has consented in writing to the change that will result in such disqualification. If and to the extent required to comply with Section 422 of the Code, Options granted as Incentive Stock Options shall be subject to the following special terms and conditions:

(1) the Option shall not be exercisable more than ten years after the date such Incentive Stock Option is granted; provided, however, that if a Participant owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company or any Parent Corporation and the Incentive Stock Option is granted to such Participant, the term of the Incentive Stock Option shall be (to the extent required by the Code at the time of the grant) for no more than five years from the date of grant; and

(2) If the aggregate Fair Market Value (determined as of the date the Incentive Stock Option is granted) of the Shares with respect to which Incentive Stock Options granted under the Plan and all other option plans of the Company, its Parent or any Subsidiary are exercisable for the first time by a Participant during any calendar year exceeds $100,000, then such Participant's Incentive Stock Option(s) or portions thereof that exceed such $100,000 limit shall be treated as Nonstatutory Stock Options (in the reverse order in which they were granted, so that the last Incentive Stock Option will be the first treated as a Nonstatutory Stock Option). This paragraph shall only apply to the extent such limitation is applicable under the Code at the time of the grant.

(vi) Repurchase Rights. The Committee and the Board shall have the discretion to grant Options that are exercisable for unvested shares of Common Stock. Should the Participant's Continuous Service cease while holding such unvested shares, the Company shall have the right to repurchase any or all of those unvested shares, at either (a) the exercise price paid per share, (b) the fair market value, or (c) the lower of the exercise price paid per share and the fair market value. The terms upon which such repurchase right shall be exercisable (including the period and procedure for exercise and the appropriate vesting schedule for the purchased shares) shall be established by the Plan Administrator and set forth in the document evidencing such repurchase right.

(c) Stock Appreciation Rights. The Plan Administrator is authorized to grant Stock Appreciation Rights to Participants on the following terms and conditions:

(i) Right to Payment. A Stock Appreciation Right shall confer on the Participant to whom it is granted a right to receive, upon exercise thereof, the excess of (A) the Fair Market Value of one share of stock on the date of exercise over (B) the grant price of the Stock Appreciation Right as determined by the Plan Administrator.

(ii) Other Terms. The Plan Administrator shall determine at the date of grant or thereafter, the time or times at which and the circumstances under which a Stock Appreciation Right may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the time or times at which Stock Appreciation Rights shall cease to be or become exercisable following termination of Continuous Service or upon other conditions, the method of exercise, method of settlement, form of consideration payable in settlement, method by or forms in which Stock will be delivered or deemed to be delivered to Participants, whether or not a Stock Appreciation Right shall be in tandem or in combination with any other Award, and any other terms and conditions of any Stock Appreciation Right. Stock Appreciation Rights may be either freestanding or in tandem with other Awards.

(d) Restricted Stock. The Plan Administrator is authorized to grant Restricted Stock to Participants on the following terms and conditions:

(i) Grant and Restrictions. Restricted Stock shall be subject to such restrictions on transferability, risk of forfeiture, and other restrictions, if any, as the Plan Administrator may impose, or as otherwise provided in this Plan. The restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Plan Administrator may determine at the date of grant or thereafter. Except to the extent restricted under the terms of the Plan and any Award agreement relating to the Restricted Stock, a Participant granted Restricted Stock shall have all of the rights of a stockholder, including the right to vote the Restricted Stock and the right to receive dividends thereon (subject to any mandatory reinvestment or other requirement imposed by the Plan Administrator). During the restricted period applicable to the Restricted Stock, subject to Section 10(b) below, the Restricted Stock may not be sold, transferred, pledged, hypothecated, margined, or otherwise encumbered by the Participant.

(ii) Forfeiture. Except as otherwise determined by the Plan Administrator at the time of the Award, upon termination of a Participant's Continuous Service during the applicable restriction period, the Participant's Restricted Stock that is at that time subject to restrictions shall be forfeited and reacquired by the Company; provided that the Plan Administrator may provide, by rule or regulation or in any Award agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Plan Administrator may in other cases waive in whole or in part the forfeiture of Restricted Stock.

(iii) Certificates for Stock. Restricted Stock granted under the Plan may be evidenced in such manner as the Plan Administrator shall determine. If certificates representing Restricted Stock are registered in the name of the Participant, the Plan Administrator may require that such certificates bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock, that the Company retain physical possession of the certificates, that the certificates be kept with an escrow agent and that the Participant deliver a stock power to the Company, endorsed in blank, relating to the Restricted Stock.

(iv) Dividends and Splits. As a condition to the grant of an Award of Restricted Stock, the Plan Administrator may require that any cash dividends paid on a share of Restricted Stock be automatically reinvested in additional shares of Restricted Stock or applied to the purchase of additional Awards under the Plan. Unless otherwise determined by the Plan Administrator, Stock distributed in connection with a Stock split or Stock dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Stock or other property has been distributed.

(e) Stock Units. The Plan Administrator is authorized to grant Stock Units to Participants, which are rights to receive Stock, cash, or a combination thereof at the end of a specified time period, subject to the following terms and conditions:

(i) Award and Restrictions. Satisfaction of an Award of Stock Units shall occur upon expiration of the time period specified for such Stock Units by the Plan Administrator (or, if permitted by the Plan Administrator, as elected by the Participant). In addition, Stock Units shall be subject to such restrictions (which may include a risk of forfeiture) as the Plan Administrator may impose, if any, which restrictions may lapse at the expiration of the time period or at earlier specified times (including based on achievement of performance goals and/or future service requirements), separately or in combination, in installments or otherwise, as the Plan Administrator may determine. Stock Units may be satisfied by delivery of Stock, cash equal to the Fair Market Value of the specified number of Shares covered by the Stock Units, or a combination thereof, as determined by the Plan Administrator at the date of grant or thereafter. Prior to satisfaction of an Award of Stock Units, an Award of Stock Units carries no voting or dividend or other rights associated with share ownership.

(ii) Forfeiture. Except as otherwise determined by the Plan Administrator, upon termination of a Participant's Continuous Service during the applicable time period thereof to which forfeiture conditions apply (as provided in the Award agreement evidencing the Stock Units), the Participant's Stock Units (other than those Stock Units subject to deferral at the election of the Participant) shall be forfeited; provided that the Plan Administrator may provide, by rule or regulation or in any Award agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Stock Units shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Plan Administrator may in other cases waive in whole or in part the forfeiture of Stock Units.

(iii) Dividend Equivalents. Unless otherwise determined by the Plan Administrator at date of grant, any Dividend Equivalents that are granted with respect to any Award of Stock Units shall be either (A) paid with respect to such Stock Units at the dividend payment date in cash or in shares of unrestricted Stock having a Fair Market Value equal to the amount of such dividends, or (B) deferred with respect to such Stock Units and the amount or value thereof automatically deemed reinvested in additional Stock Units, other Awards or other investment vehicles, as the Plan Administrator shall determine or permit the Participant to elect.

(f) Bonus Stock and Awards in Lieu of Obligations. The Plan Administrator is authorized to grant Stock as a bonus, or to grant Stock or other Awards in lieu of Company obligations to pay cash or deliver other property under the Plan or under other plans or compensatory arrangements, provided that, in the case of Participants subject to Section 16 of the Exchange Act, the amount of such grants remains within the discretion of the Committee to the extent necessary to ensure that acquisitions of Stock or other Awards are exempt from liability under Section 16(b) of the Exchange Act. Stock or Awards granted hereunder shall be subject to such other terms as shall be determined by the Plan Administrator.

(g) Dividend Equivalents. The Plan Administrator is authorized to grant Dividend Equivalents to a Participant entitling the Participant to receive cash, Stock, other Awards, or other property equal in value to dividends paid with respect to a specified number of Shares, or other periodic payments. Dividend Equivalents may be awarded on a free-standing basis or in connection with another Award. The Plan Administrator may provide that Dividend Equivalents shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional Stock, Awards, or other investment vehicles, and subject to such restrictions on transferability and risks of forfeiture, as the Plan Administrator may specify.

(h) Other Stock-Based Awards. The Plan Administrator is authorized, subject to limitations under applicable law, to grant to Participants such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Stock, as deemed by the Plan Administrator to be consistent with the purposes of the Plan, including, without limitation, convertible or exchangeable debt securities, other rights convertible or exchangeable into Stock, purchase rights for Stock, Awards with value and payment contingent upon performance of the Company or any other factors designated by the Plan Administrator, and Awards valued by reference to the book value of Stock or the value of securities of or the performance of specified Related Entities or business units. The Plan Administrator shall determine the terms and conditions of such Awards. Stock delivered pursuant to an Award in the nature of a purchase right granted under this Section 6(h) shall be purchased for such consideration (including without limitation loans from the Company or a Related Entity), paid for at such times, by such methods, and in such forms, including, without limitation, cash, Stock, other Awards or other property, as the Plan Administrator shall determine. The Plan Administrator shall have the discretion to grant such other Awards which are exercisable for unvested shares of Common Stock. Should the Participant's Continuous Service cease while holding such unvested shares, the Company shall have the right to repurchase, at a price determined by the Administrator at the time of grant, any or all of those unvested shares. The terms upon which such repurchase right shall be exercisable (including the period and procedure for exercise and the appropriate vesting schedule for the purchased shares) shall be established by the Plan Administrator and set forth in the document evidencing such repurchase right. Cash awards, as an element of or supplement to any other Award under the Plan, may also be granted pursuant to this Section 6(h).

7. Performance Awards.

(a) Performance Conditions. The right of a Participant to exercise or receive a grant or settlement of any Award, and the timing thereof, may be subject to such performance conditions as may be specified by the Plan Administrator. The Plan Administrator may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions, and may exercise its discretion to reduce the amounts payable under any Award subject to performance conditions, except as limited under Section 7(b) hereof in the case of a Performance Award intended to qualify under Code Section 162(m). If and to the extent required under Code Section 162(m), any power or authority relating to a Performance Award intended to qualify under Code Section 162(m), shall be exercised by the Committee as the Plan Administrator and not the Board.

(b) Performance Awards Granted to Designated Covered Employees. If and to the extent that the Committee determines that a Performance Award to be granted to an Eligible Person who is designated by the Committee as likely to be a Covered Employee should qualify as "performance-based compensation" for purposes of Code Section 162(m), the grant, exercise, and/or settlement of such Performance Award shall be contingent upon achievement of pre-established performance goals and other terms set forth in this Section 7(b).

(i) Performance Goals Generally. The performance goals for such Performance Awards shall consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the Committee consistent with this Section 7(b). Performance goals shall be objective and shall otherwise meet the requirements of Code Section 162(m) and regulations thereunder including the requirement that the level or levels of performance targeted by the Committee result in the achievement of performance goals being "substantially uncertain." The Committee may determine that such Performance Awards shall be granted, exercised, and/or settled upon achievement of any one performance goal or that two or more of the performance goals must be achieved as a condition to grant, exercise, and/or settlement of such Performance Awards. Performance goals may differ for Performance Awards granted to any one Participant or to different Participants.

(ii) Business Criteria. One or more of the following business criteria for the Company, on a consolidated basis, and/or specified Related Entities or business units of the Company (except with respect to the total stockholder return and earnings per share criteria), shall be used exclusively by the Committee in establishing performance goals for such Performance Awards: (1) total stockholder return; (2) such total stockholder return as compared to total return (on a comparable basis) of a publicly available index; (3) net income; (4) pretax earnings; (5) earnings before interest expense, taxes, depreciation, and amortization; (6) pretax operating earnings after interest expense and before bonuses and extraordinary or special items; (7) operating margin; (8) earnings per share; (9) return on equity; (10) return on capital; (11) return on investment; (12) operating earnings; (13) working capital or inventory; and (14) ratio of debt to stockholders' equity.

(iii) Performance Period; Timing For Establishing Performance Goals. Achievement of performance goals in respect of such Performance Awards shall be measured over a performance period of up to ten (10) years, as specified by the Committee. Performance goals shall be established not later than ninety (90) days after the beginning of any performance period applicable to such Performance Awards, or at such other date as may be required or permitted for "performance-based compensation" under Code Section 162(m).

(iv) Performance Award Pool. The Committee may establish a Performance Award pool, which shall be an unfunded pool, for purposes of measuring Company performance in connection with Performance Awards. The amount of such Performance Award pool shall be based upon the achievement of a performance goal or goals based on one or more of the business criteria set forth in Section 7(b)(ii) hereof during the given performance period, as specified by the Committee in accordance with Section 7(b)(iii) hereof. The Committee may specify the amount of the Performance Award pool as a percentage of any of such business criteria, a percentage thereof in excess of a threshold amount, or as another amount which need not bear a strictly mathematical relationship to such business criteria.

(v) Settlement of Performance Awards; Other Terms. Settlement of such Performance Awards shall be in cash, Stock, other Awards or other property, in the discretion of the Committee. The Committee may, in its discretion, reduce the amount of a settlement otherwise to be made in connection with such Performance Awards. The Committee shall specify the circumstances in which such Performance Awards shall be paid or forfeited in the event of termination of Continuous Service by the Participant prior to the end of a performance period or settlement of Performance Awards.

(c) Written Determinations. All determinations by the Committee as to the establishment of performance goals, the amount of any Performance Award pool or potential individual Performance Awards and as to the achievement of performance goals relating to Performance Awards under Section 7(b), shall be made in writing in the case of any Award intended to qualify under Code Section 162(m). The Committee may not delegate any responsibility relating to such Performance Awards if and to the extent required to comply with Code Section 162(m).

(d) Status of Performance Awards Under Code Section 162(m). It is the intent of the Company that Performance Awards under this Section 7 hereof granted to persons who are designated by the Committee as likely to be Covered Employees within the meaning of Code Section 162(m) and regulations thereunder shall, if so designated by the Committee, constitute "qualified performance-based compensation" within the meaning of Code Section 162(m) and regulations thereunder. Accordingly, the terms of Sections 7(b), (c) and (d), including the definitions of Covered Employee and other terms used therein, shall be interpreted in a manner consistent with Code Section 162(m) and regulations thereunder. The foregoing notwithstanding, because the Committee cannot determine with certainty whether a given Participant will be a Covered Employee with respect to a fiscal year that has not yet been completed, the term Covered Employee as used herein shall mean only a person designated by the Committee, at the time of grant of Performance Awards, as likely to be a Covered Employee with respect to that fiscal year. If any provision of the Plan or any agreement relating to such Performance Awards does not comply or is inconsistent with the requirements of Code Section 162(m) or regulations thereunder, such provision shall be construed or deemed amended to the extent necessary to conform to such requirements.

8. Certain Provisions Applicable to Awards or Sales.

(a) Stand-Alone, Additional, Tandem, and Substitute Awards. Awards granted under the Plan may, in the discretion of the Plan Administrator, be granted either alone or in addition to, in tandem with, or in substitution or exchange for, any other Award or any award granted under another plan of the Company, any Related Entity, or any business entity to be acquired by the Company or a Related Entity, or any other right of a Participant to receive payment from the Company or any Related Entity. Such additional, tandem, and substitute or exchange Awards may be granted at any time. If an Award is granted in substitution or exchange for another Award or award, the Plan Administrator shall require the surrender of such other Award or award in consideration for the grant of the new Award. In addition, Awards may be granted in lieu of cash compensation, including in lieu of cash amounts payable under other plans of the Company or any Related Entity.

(b) Form and Timing of Payment Under Awards; Deferrals. Subject to the terms of the Plan and any applicable Award agreement, payments to be made by the Company or a Related Entity upon the exercise of an Option or other Award or settlement of an Award may be made in such forms as the Plan Administrator shall determine, including, without limitation, cash, other Awards or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis. The settlement of any Award may be accelerated, and cash paid in lieu of Stock in connection with such settlement, in the discretion of the Plan Administrator or upon occurrence of one or more specified events (in addition to a Change in Control). Installment or deferred payments may be required by the Plan Administrator (subject to Section 10(g) of the Plan) or permitted at the election of the Participant on terms and conditions established by the Plan Administrator. Payments may include, without limitation, provisions for the payment or crediting of a reasonable interest rate on installment or deferred payments or the grant or crediting of Dividend Equivalents or other amounts in respect of installment or deferred payments denominated in Stock.

(c) Exemptions from Section 16(b) Liability. It is the intent of the Company that this Plan comply in all respects with applicable provisions of Rule 16b-3 or Rule 16a-1(c)(3) to the extent necessary to ensure that neither the grant of any Awards to nor other transaction by a Participant who is subject to Section 16 of the Exchange Act is subject to liability under Section 16(b) thereof (except for transactions acknowledged in writing to be non-exempt by such Participant). Accordingly, if any provision of this Plan or any Award agreement does not comply with the requirements of Rule 16b-3 or Rule 16a-1(c)(3) as then applicable to any such transaction, such provision will be construed or deemed amended to the extent necessary to conform to the applicable requirements of Rule 16b-3 or Rule 16a-1(c)(3) so that such Participant shall avoid liability under Section 16(b).

9. Change in Control; Corporate Transaction.

(a) Change in Control.

(i) The Plan Administrator may, in its discretion, accelerate the vesting, exercisability, lapsing of restrictions, or expiration of deferral of any Award, including upon the occurrence of a Change in Control. In addition, the Plan Administrator may provide in an Award agreement that the performance goals relating to any Performance Award will be deemed to have been met upon the occurrence of any Change in Control.

(ii) In addition to the terms of Section 9(a)(i) above, the effect of a "Change in Control," may be provided (1) in an employment, compensation, or severance agreement, if any, between the Company or any Related Entity and the Participant, relating to the Participant's employment, compensation, or severance with or from the Company or such Related Entity, or (2) in the agreement evidencing the Award.

(b) Corporate Transactions. In the event of a Corporate Transaction, any surviving corporation or acquiring corporation may either (i) assume or continue any or all Awards outstanding under the Plan, or (ii) substitute similar stock awards for outstanding Awards (it being understood that similar awards include, but are not limited to, awards to acquire the same consideration paid to the stockholders or the Company, as the case may be, pursuant to the Corporate Transaction). In the event that any surviving corporation or acquiring corporation does not assume or continue any or all such outstanding Awards or substitute similar stock awards for such outstanding Awards, then with respect to Awards that have been not assumed, continued, or substituted, then such Awards shall terminate if not exercised (if applicable) at or prior to such effective time (contingent upon the effectiveness of the Corporate Transaction). The Administrator, in its discretion and without the consent of any Participant, may (but is not obligated to) either (i) accelerate the vesting of all Awards (and, if applicable, the time at which such Awards may be exercised) in full or as to some percentage of the Award to a date prior to the effective time of such Corporate Transaction as the Administrator shall determine (contingent upon the effectiveness of each Corporate Transaction) or (ii) provide for a cash payment in exchange for the termination of an Award or any portion thereof where such cash payment is equal to the Fair Market Value of the Shares that the Participant would receive if the Award were fully vested and exercised (if applicable) as of such date (less any applicable exercise price). The Administrator, in its sole discretion, shall determine whether each Award is assumed, continued, substituted, or terminated.

With respect to Restricted Stock and any other Award granted under the Plan that the Company has any reacquisition or repurchase rights, the reacquisition or repurchase rights for such Awards may be assigned by the Company to the successor of the Company (or the successor's parent company) in connection with such Corporate Transaction. In addition, the Administrator, in its discretion, may (but is not obligated to) provide that any reacquisition or repurchase rights held by the Company with respect to such Awards shall lapse in whole or in part (contingent upon the effectiveness of the Corporate Transaction).

(c) Dissolution or Liquidation. In the event of a dissolution or liquidation of the Company, then all outstanding Awards shall terminate immediately prior to the completion of such dissolution or liquidation, and shares of Common Stock subject to the Company's repurchase option may be repurchased by the Company notwithstanding the fact that the holder of such stock is still in Continuous Service.

10. General Provisions.

(a) Compliance With Legal and Other Requirements. The Company may, to the extent deemed necessary or advisable by the Plan Administrator, postpone the issuance or delivery of Stock or payment of other benefits under any Award until completion of such registration or qualification of such Stock or other required action under any federal or state law, rule, or regulation, listing or other required action with respect to any stock exchange or automated quotation system upon which the Stock or other Company securities are listed or quoted, or compliance with any other obligation of the Company, as the Plan Administrator, may consider appropriate, and may require any Participant to make such representations, furnish such information, and comply with or be subject to such other conditions as it may consider appropriate in connection with the issuance or delivery of Stock or payment of other benefits in compliance with applicable laws, rules, and regulations, listing requirements, or other obligations. The foregoing notwithstanding, in connection with a Change in Control, the Company shall take or cause to be taken no action, and shall undertake or permit to arise no legal or contractual obligation, that results or would result in any postponement of the issuance or delivery of Stock or payment of benefits under any Award or the imposition of any other conditions on such issuance, delivery, or payment, to the extent that such postponement or other condition would represent a greater burden on a Participant than existed on the 90th day preceding the Change in Control.

(b) Limits on Transferability; Beneficiaries.

(i) General. Except as provided in the Award agreement, a Participant may not assign, sell, transfer, or otherwise encumber or subject to any lien any Award or other right or interest granted under this Plan, in whole or in part, other than by will or by operation of the laws of descent and distribution, and such Awards or rights that may be exercisable shall be exercised during the lifetime of the Participant only by the Participant or his or her guardian or legal representative.

(i) Permitted Transfer of Option. The Plan Administrator, in its sole discretion, may permit the transfer of an Option (but not an Incentive Stock Option, or any other right to purchase Stock other than an Option) as follows: (A) by gift to a member of the Participant's Immediate Family or (B) by transfer by instrument to a trust providing that the Option is to be passed to beneficiaries upon death of the Participant. For purposes of this Section 10(b)(ii), "Immediate Family" shall mean the Participant's spouse (including a former spouse subject to terms of a domestic relations order); child, stepchild, grandchild, child-in-law; parent, stepparent, grandparent, parent-in-law; sibling and sibling-in-law, and shall include adoptive relationships. If a determination is made by counsel for the Company that the restrictions contained in this Section 10(b)(ii) are not required by applicable federal or state securities laws under the circumstances, then the Committee or Board, in its sole discretion, may permit the transfer of Awards (other than Incentive Stock Options and Stock Appreciation Rights in tandem therewith) to one or more Beneficiaries or other transferees during the lifetime of the Participant, which may be exercised by such transferees in accordance with the terms of such Award, but only if and to the extent permitted by the Plan Administrator pursuant to the express terms of an Award agreement (subject to any terms and conditions which the Plan Administrator may impose thereon, and further subject to any prohibitions and restrictions on such transfers pursuant to Rule 16b-3). A Beneficiary, transferee, or other person claiming any rights under the Plan from or through any Participant shall be subject to all terms and conditions of the Plan and any Award agreement applicable to such Participant, except as otherwise determined by the Plan Administrator, and to any additional terms and conditions deemed necessary or appropriate by the Plan Administrator.

(a) Adjustments.

(i) Adjustments to Awards. In the event that any dividend or other distribution (whether in the form of cash, Stock, or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, liquidation, dissolution, or other similar corporate transaction or event affects the Stock and/or such other securities of the Company or any other issuer such that a substitution, exchange, or adjustment is determined by the Plan Administrator to be appropriate, then the Plan Administrator shall, in such manner as it may deem equitable, substitute, exchange, or adjust any or all of (A) the number and kind of Shares which may be delivered in connection with Awards granted thereafter, (B) the number and kind of Shares by which annual per-person Award limitations are measured under Section 5 hereof, (C) the number and kind of Shares subject to or deliverable in respect of outstanding Awards, (D) the exercise price, grant price, or purchase price relating to any Award and/or make provision for payment of cash or other property in respect of any outstanding Award, and (E) any other aspect of any Award that the Plan Administrator determines to be appropriate.

(ii) Other Adjustments. The Committee (and the Board if and only to the extent such authority is not required to be exercised by the Committee to comply with Code Section 162(m)) is authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards (including Performance Awards and performance goals and performance goals relating thereto) in recognition of unusual or nonrecurring events (including, without limitation, acquisitions and dispositions of businesses and assets) affecting the Company, any Related Entity or any business unit, or the financial statements of the Company or any Related Entity, or in response to changes in applicable laws, regulations, accounting principles, tax rates, and regulations or business conditions or in view of the Committee's assessment of the business strategy of the Company, any Related Entity or business unit thereof, performance of comparable organizations, economic and business conditions, personal performance of a Participant, and any other circumstances deemed relevant; provided that no such adjustment shall be authorized or made if and to the extent that such authority or the making of such adjustment would cause Options, Stock Appreciation Rights, Performance Awards granted under Section 7(b) hereof to Participants designated by the Committee as Covered Employees and intended to qualify as "performance-based compensation" under Code Section 162(m) and the regulations thereunder to otherwise fail to qualify as "performance-based compensation" under Code Section 162(m) and regulations thereunder.

(d) Taxes. The Company and any Related Entity are authorized to withhold from any Award granted, any payment relating to an Award under the Plan, including from a distribution of Stock, or any payroll or other payment to a Participant, amounts of withholding and other taxes due or potentially payable in connection with any transaction involving an Award, and to take such other action as the Plan Administrator may deem advisable to enable the Company and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold or receive Stock or other property and to make cash payments in respect thereof in satisfaction of a Participant's tax obligations, either on a mandatory or elective basis in the discretion of the Committee.

(e) Changes to the Plan and Awards. The Board may amend, alter, suspend, discontinue, or terminate the Plan, or the Committee's authority to grant Awards under the Plan, without the consent of stockholders or Participants. Any amendment or alteration to the Plan shall be subject to the approval of the Company's stockholders if such stockholder approval is deemed necessary and advisable by the Board. However, without the consent of an affected Participant, no such amendment, alteration, suspension, discontinuance, or termination of the Plan may materially and adversely affect the rights of such Participant under any previously granted and outstanding Award. The Plan Administrator may waive any conditions or rights under, or amend, alter, suspend, discontinue, or terminate any Award theretofore granted and any Award agreement relating thereto, except as otherwise provided in the Plan; provided that, without the consent of an affected Participant, no such action may materially and adversely affect the rights of such Participant under such Award.

(f) Limitation on Rights Conferred Under Plan. Neither the Plan nor any action taken hereunder shall be construed as (i) giving any Eligible Person or Participant the right to continue as an Eligible Person or Participant or in the employ of the Company or a Related Entity; (ii) interfering in any way with the right of the Company or a Related Entity to terminate any Eligible Person's or Participant's Continuous Service at any time, (iii) giving an Eligible Person or Participant any claim to be granted any Award under the Plan or to be treated uniformly with other Participants and Employees, or (iv) conferring on a Participant any of the rights of a stockholder of the Company unless and until the Participant is duly issued or transferred Shares in accordance with the terms of an Award.

(g) Unfunded Status of Awards; Creation of Trusts. The Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant or obligations to deliver Stock pursuant to an Award, nothing contained in the Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Company; provided that the Committee may authorize the creation of trusts and deposit therein cash, Stock, other Awards or other property, or make other arrangements to meet the Company's obligations under the Plan. Such trusts or other arrangements shall be consistent with the "unfunded" status of the Plan unless the Committee otherwise determines with the consent of each affected Participant. The trustee of such trusts may be authorized to dispose of trust assets and reinvest the proceeds in alternative investments, subject to such terms and conditions as the Plan Administrator may specify and in accordance with applicable law.

(h) Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor its submission to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board or a committee thereof to adopt such other incentive arrangements as it may deem desirable including incentive arrangements and awards which do not qualify under Code Section 162(m).

(i) Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award. The Plan Administrator shall determine whether cash, other Awards, or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

(j) Governing Law. The validity, construction, and effect of the Plan, any rules and regulations under the Plan, and any Award agreement shall be determined in accordance with the laws of the state of Arizona without giving effect to principles of conflicts of laws, and applicable federal law.

(k) Plan Effective Date and Stockholder Approval; Termination of Plan. The Plan shall become effective on the Effective Date, subject to subsequent approval within twelve (12) months of its adoption by the Board by stockholders of the Company eligible to vote in the election of directors, by a vote sufficient to meet the requirements of Code Sections 162(m) (if applicable) and 422, Rule 16b-3 under the Exchange Act (if applicable), applicable Nasdaq requirements, and other laws, regulations, and obligations of the Company applicable to the Plan. Awards may be granted subject to stockholder approval, but may not be exercised or otherwise settled in the event stockholder approval is not obtained. The Plan shall terminate no later than ten (10) years from the date of the later of (x) the Effective Date and (y) the date an increase in the number of shares reserved for issuance under the Plan is approved by the Board (so long as such increase is also approved by the stockholders).

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DURASWITCH®

Corporate and Stockholder Information

Headquarters

234 South Extension, Suite 103
Mesa, Arizona 85210
USA
Tel +1 (480) 586-3300
Fax +1 (480) 844-9625
www.duraswitch.com

Board of Directors

Steve Hanson, Chairman
Bob Brilon
John Hall
Robert Mova
Bill Peelle
Tony Van Zeeland
Michael Van Zeeland

Management

Bob Brilon, CEO, President and CFO
Tony Van Zeeland, Chief Technology Officer
Heather Beshears, VP Corporate Communications
[illegible] Kuhn, VP Business Development
Deborah Moore, VP Finance and Administration

Common Stock

Listed on the NASDAQ SmallCap Market
Stock Symbol DSWT

Transfer Agent and Registrar

For information about address changes, consolidation of accounts and lost stock certificates, contact:
Computershare Trust Company
P.O. Box 1596
Denver, CO 80201
(303) 262-0600
www.computershare.com

Independent Registered Public Accountants

Deloitte & Touche LLP
2901 North Central Avenue, Suite 1200
Phoenix, AZ 85012-2799
(602) 234-5100

Corporate Counsel

Greenberg Traurig, LLP
2375 East Camelback Road, Suite 700
Phoenix, AZ 85016
(602) 445-8000

Investor Relations:

For investor information or any questions, contact:
Heather Beshears
Vice President, Corporate Communications
Duraswitch
234 South Extension
Mesa, AZ 85210
(480) 586-3357
shareholder@duraswitch.com

SEC Filings and Investor Information:

Duraswitch makes its SEC filings available on the Web site, including annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, current reports on Form 8-K, Section 16 reports and other filings, as soon as reasonably practicable after filing with, or furnishing to the Securities and Exchange Commission.

To request a complete copy of the Form 10-KSB, or any other investor materials, contact Investor Relations, Duraswitch, 234 South Extension, Mesa, AZ 85210, via phone at +1 (480) 586-3300, or access the Company's Web site www.duraswitch.com to download information or be added to our mailing list.

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WWW.DURASWITCH.COM

DURASWITCH INDUSTRIES, INC.
234 S EXTENSION SUITE 103, MESA, AZ 85210
TEL: 480.586.3300 FAX: 480.844.9625